AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 2000
                                                      REGISTRATION NO. 333-47094



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO


                                    FORM S-6

         FOR REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                               -----------------


                          SELECT*LIFE VARIABLE ACCOUNT
                      (Exact Name of Unit Investment Trust)


                        RELIASTAR LIFE INSURANCE COMPANY
                               (Name of Depositor)


                                Stewart D. Gregg
                                     Counsel
                        ReliaStar Life Insurance Company
                           20 Washington Avenue South
                          Minneapolis, Minnesota 55401


                                -----------------


It is proposed that this filing will become effective

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on (date) pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a) of Rule 485
[ ] on (date) pursuant to paragraph (a) of Rule 485

Title of securities being registered: Variable life insurance contracts issued by a registered separate account.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          SELECT*LIFE VARIABLE ACCOUNT

                              CROSS REFERENCE SHEET
                        (RECONCILIATION AND TIE SHEET)

 ITEM NUMBER OF
  FORM N-8B-2     HEADING IN THE PROSPECTUS
 --------------   -------------------------
        1         Cover Page
        2         Cover Page
        3         Not Applicable
        4         Distribution of the Policies
        5         ReliaStar Life Insurance
                  Company and the Variable Account
        6         The Variable Account
        7         Not Applicable
        8         Not Applicable
        9         Not Applicable
       10         Summary; Death Benefit; Payment and Allocation of Premiums;
                  Death Benefit Guarantee; Accumulation Value; Policy Lapse and
                  Reinstatement; Surrender Benefits; Investments of the Variable
                  Account; Transfers; Policy Loans; Free Look and Conversion
                  Rights; Voting Rights; General Provisions; Appendix B
       11         Deductions and Charges; Investments of the
                  Variable Account
       12         Investments of the Variable Account
       13         Deductions and Charges
       14         The Policies; General Provisions; Distribution of
                  the Policies
       15         Payment and Allocation of Premiums; Investments
                  of the Variable Account
       16         Payment and Allocation of Premiums; Surrender
                  Benefits; Investments of the Variable Account
       17         Surrender Benefits; Policy Loans; Free Look and
                  Conversion Rights; General Provisions
       18         The Variable Account; Investments of the Variable
                  Account; Payment and Allocation of Premiums
       19         Voting Rights; General Provisions
       20         Not Applicable
       21         Policy Loans
       22         Not Applicable
       23         Bonding Arrangements
       24         Definitions; General Provisions

 ITEM NUMBER OF
  FORM N-8B-2     HEADING IN THE PROSPECTUS
 --------------   -------------------------
       25         ReliaStar Life Insurance Company
       26         Not Applicable

       27         ReliaStar Life Insurance Company

       28         Management
       29         ReliaStar Life Insurance Company
       30         Not Applicable
       31         Not Applicable
       32         Not Applicable
       33         Not Applicable
       34         Not Applicable
       35         Not Applicable
       36         Not Applicable
       37         Not Applicable
       38         Distribution of the Policies
       39         Distribution of the Policies
       40         Distribution of the Policies
       41         Distribution of the Policies
       42         Management
       43         Not Applicable
       44         Investments of the Variable Account; Payment
                  and Allocation of Premiums; Deductions and
                  Charges
       45         Not Applicable
       46         Investments of the Variable Account; Deductions
                  and Charges
       47         Investments of the Variable Account
       48         ReliaStar Life Insurance Company; State
                  Regulation
       49         Not Applicable
       50         The Variable Account
       51         Cover Page; The Policies; Death Benefit; Payment
                  and Allocation of Premiums; Deductions and
                  Charges; Policy Lapse and Reinstatement; General
                  Provisions; Free Look and Conversion Rights
       52         Investments of the Variable Account
       53         Federal Tax Matters
       54         Not Applicable
       55         Not Applicable

 ITEM NUMBER OF
  FORM N-8B-2     HEADING IN THE PROSPECTUS
 --------------   --------------------------
       56         Not Applicable
       57         Not Applicable
       58         Not Applicable
       59         Financial Statements

                                [LOGO] RELIASTAR

                           20 Washington Avenue South
                          Minneapolis, Minnesota 55401

                           ---------------------------

                                ACCUMULATION SVUL
                                    ISSUED BY
                          SELECT*LIFE VARIABLE ACCOUNT
                                       OF
                        RELIASTAR LIFE INSURANCE COMPANY

     ReliaStar Life Insurance Company is offering a survivorship flexible premium variable life insurance policy (the "Policy") described in this prospectus. ReliaStar designed the Policy to provide (1) a death benefit payable at the Surviving Joint Insured's death; and (2) maximum flexibility regarding premium payments and death benefits. Subject to certain restrictions, Policy owners may:

     o    vary the frequency and amount of premium payments;

     o increase or decrease the level of death benefits payable under the Policy; and

     o    allocate premiums to:

          -- the Fixed Account, an account that provides a minimum specified rate of interest; and

          -- Sub-Accounts of Select*Life Variable Account, a variable account allowing you to invest in certain portfolios of the following
               Funds:


AIM Variable Insurance Funds                     Neuberger Berman Advisers Management Trust
The Alger American Fund                          OCC Accumulation Trust
Fidelity Variable Insurance Products Fund        Pilgrim Variable Products Trust
Fidelity Variable Insurance Products Fund II     Putnam Variable Trust
Janus Aspen Series


     If you allocate net premiums to Sub-Accounts of Select*Life Variable Account, the amount of the Policy's death benefit may, and the total value attributed to a Policy will, vary to reflect the investment performance of the Sub-Accounts you select.

     The Policy's primary purpose is to provide insurance protection for the beneficiary. ReliaStar does not claim that investing in the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

     Generally, the Policy will remain in force as long as the cash surrender value (that is, the amount that ReliaStar would pay if you surrender the Policy) is sufficient to pay certain monthly charges. However, under certain circumstances the Policy provides a death benefit guarantee that allows the Policy to remain in force without regard to the cash surrender value (See "Death Benefit Guarantee").

     INTERESTS IN THE POLICIES AND SHARES OF THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF OR GUARANTEED BY A BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Please read this prospectus carefully and keep it for future reference. Call 1-800-456-6965 to obtain a current prospectus for any of the Funds. A current prospectus for each of the Funds must accompany this prospectus and should be read in conjunction with this prospectus.


THE DATE OF THIS PROSPECTUS IS NOVEMBER 10, 2000

                                TABLE OF CONTENTS

DEFINITIONS............................................................... 5

PART 1. SUMMARY

The Policy................................................................ 7
Free Look Rights.......................................................... 8
Premium Payments.......................................................... 8
The Variable Account...................................................... 8
The Fixed Account......................................................... 8
The Funds................................................................. 8

Charges against Premium Payments......................................... 11

Charges Against the Accumulation Value................................... 11
Charge Upon Lapse or Total Surrender of the Policy....................... 12
Surrenders............................................................... 12
Partial Withdrawals...................................................... 12
Loans.................................................................... 12

Transfers................................................................ 13

Death Benefit Overview................................................... 13
Adjusting the Death Benefit.............................................. 13
Death Benefit Guarantee.................................................. 13
Lapse.................................................................... 13
Taxation of Death Benefit Proceeds....................................... 13

Taxation of the Policy................................................... 14


PART 2. DETAILED INFORMATION

ReliaStar Life Insurance Company......................................... 14
The Policies............................................................. 14
Deductions and Charges................................................... 14
Premium Expense Charge................................................... 14

Monthly Deduction........................................................ 15

 Cost of Insurance....................................................... 15
 Monthly Administrative Charge........................................... 15
 Monthly Amount Charge................................................... 15

 Monthly Mortality and Expense Risk Charge............................... 16
 Optional Insurance Benefit Charges...................................... 16

Surrender Charge......................................................... 16
 General................................................................. 16
 Surrender Charge........................................................ 16
 Surrender Charge Calculation............................................ 16

Partial Withdrawal and Transfer Charges.................................. 17
Modification of Charges.................................................. 17
Investment Advisory Fees and Other Fund Expenses......................... 17

Fund Expenses (Before Reimbursements).................................... 18
The Variable Account..................................................... 19
Investments of the Variable Account...................................... 20
Performance Information.................................................. 20

Death Benefit............................................................ 21
 Guideline Premium Test.................................................. 21
Death Benefit Options.................................................... 21
 Option A (Level Amount Option).......................................... 21
 Option B (Variable Amount Option)....................................... 21

 Option C (Face Amount Plus Premium Amount Option)....................... 22
Which Death Benefit Option to Choose..................................... 22
Requested Changes in Face Amount......................................... 22
 Increases............................................................... 22

 Decreases............................................................... 22

 Effect of Requested Changes in Face Amount.............................. 23
Insurance Protection..................................................... 23

Changing the Death Benefit Option........................................ 24

Payment and Allocation of Premiums....................................... 24
Issuing the Policy....................................................... 24
 Coverage................................................................ 24

 Minimum Initial Premium................................................. 25
 Temporary Insurance..................................................... 25
Allocating Premiums...................................................... 25

 Crediting Net Premiums.................................................. 25
 Refunding Premiums...................................................... 25

Amount and Timing of Premiums............................................ 26

Planned Periodic Premiums................................................ 26

Paying Premiums by Mail.................................................. 27
Death Benefit Guarantee.................................................. 27

Requirements............................................................. 27

Accumulation Value....................................................... 28
Illustration of Policy Benefits.......................................... 29
Specialized Uses of the Policy........................................... 29

Policy Lapse and Reinstatement........................................... 29
 Lapse................................................................... 29

 Reinstatement........................................................... 30
Surrender Benefits....................................................... 30
Total Surrender.......................................................... 30

Partial Withdrawal....................................................... 30

 Effect of Partial Withdrawals........................................... 31
Transfers................................................................ 31
 Telephone/Fax Instructions.............................................. 32
 Dollar Cost Averaging Service........................................... 32

 Portfolio Rebalancing Service........................................... 32

 Transfer Limits......................................................... 33
 Transfer Charges........................................................ 33
Policy Loans............................................................. 33
 General................................................................. 33
 Immediate Effect of Policy Loans........................................ 34
 Effect on Investment Performance........................................ 34
 Effect on Policy Coverage............................................... 34

 Interest................................................................ 34

 Repayment of Loan Amount................................................ 35
 Tax Considerations...................................................... 35
Free Look and Conversion Rights.......................................... 35
Free Look Rights......................................................... 35
Conversion Rights........................................................ 35
 General Option.......................................................... 35

Additional Information on the Investments of the Variable Account........ 35
Investment Limits........................................................ 35

Addition, Deletion, or Substitution of Investments....................... 36
Voting Rights............................................................ 37
 Disregarding Voting Instructions........................................ 37

General Provisions....................................................... 37
Benefits After Age 100................................................... 37
Ownership................................................................ 37

Proceeds................................................................. 38
Beneficiary.............................................................. 38
Postponement of Payments................................................. 38
Settlement Options....................................................... 38
 Interest on Settlement Options.......................................... 39
Incontestability......................................................... 39
Misstatement of Age and Sex.............................................. 39
Suicide.................................................................. 39

Termination.............................................................. 39
Amendment................................................................ 39
Reports.................................................................. 39
 Annual Statement........................................................ 39

 Projection Report....................................................... 40
 Other Reports........................................................... 40
Dividends................................................................ 40
Collateral Assignment.................................................... 40
Optional Insurance Benefits.............................................. 40
 Four Year Term Rider (FTR).............................................. 40
 Survivorship Term Rider (STR)........................................... 40

 Policy Split Option Rider (PSO)......................................... 40
 Additional Insured Rider (AIR).......................................... 40

 Full Death Benefit Rider (FDB).......................................... 41
Federal Tax Matters...................................................... 41
Introduction............................................................. 41
Tax Status of the Policy................................................. 41

Tax Treatment of Policy Benefits......................................... 41
 In General.............................................................. 41

 Modified Endowment Contracts............................................ 42
 Distributions from Modified Endowment Contracts......................... 42
 Distributions from Policies That Are Not Modified Endowment Contracts... 42

 Policy Loans............................................................ 42
 Multiple Policies....................................................... 42
Taxation of ReliaStar Life Insurance Company............................. 42

Possible Changes in Taxation............................................. 43
Other Considerations..................................................... 43
Legal Developments Regarding Employment-Related Benefit Plans............ 43

Distribution of the Policies............................................. 43

Management............................................................... 44
Directors and Officers................................................... 44
State Regulation......................................................... 48
Montana Residents........................................................ 48
Legal Proceedings........................................................ 48
Bonding Arrangements..................................................... 48
Legal Matters............................................................ 48
Experts.................................................................. 49
Registration Statement Contains Further Information...................... 49
Financial Statements..................................................... 49
Appendices...............................................................A-1

THE POLICY MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS CONSTITUTES AN OFFERING OR SOLICITATION ONLY IN THOSE JURISDICTIONS WHERE SUCH OFFERING OR SOLICITATION MAY LAWFULLY BE MADE.

RELIASTAR HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS REGARDING THE POLICY OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING FUND PROSPECTUSES. DO NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATIONS.

DEFINITIONS

ACCUMULATION VALUE. The total value attributable to a specific Policy, which equals the sum of the Variable Accumulation Value (the total of the values in each Sub-Account of the Variable Account) and the Fixed Accumulation Value (the value in the Fixed Account). See "Accumulation Value" at page 28, and Appendix B.

AVERAGE AGE. The sum of the ages of the Joint Insureds divided by two and rounded to the higher age.

CASH SURRENDER VALUE. The Accumulation Value less any Surrender Charge, Loan
   Amount and unpaid Monthly Deductions.

CASH VALUE. The Accumulation Value less any Surrender Charge.

CODE. Internal Revenue Code of 1986, as amended.


CORRIDOR PERCENTAGE OF ACCUMULATION VALUE. The product of the applicable
   Corridor Percentage as shown in the Corridor Percentage Table and the Accumulation Value on the Valuation Date. See "Death Benefit" at page 21.

CUMULATIVE PREMIUMS. The total of all premium payments received since the issue of the Policy before the deduction of the Premium Expense Charge.


DEATH BENEFIT. The amount determined under the applicable Death Benefit Option.
   The proceeds payable to the beneficiary of the Policy upon the death of the Surviving Joint Insured will be reduced by any Loan Amount and any unpaid Monthly Deductions. See "Death Benefit" at page 21.

DEATH BENEFIT GUARANTEE. A feature guaranteeing that the Policy will not lapse during the Death Benefit Guarantee Period specified in your Policy if, on each Monthly Anniversary, the total premiums paid on the Policy, less any partial withdrawals and any Loan Amount, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy. See "Death Benefit Guarantee" at page 27.


DEATH BENEFIT OPTIONS. One of three death benefit options available under the Policy (the Level Amount Option, the Variable Amount Option, and the Face Amount Plus Premium Amount Option). See "Death Benefit -- Death Benefit Options" at page 21.


FACE AMOUNT. The minimum Death Benefit under the Policy to age 100 of the Younger Joint Insured as long as the Policy remains in force except for Death Benefit Option C when withdrawals exceed premiums. See "Death Benefit" at page 21.

FIXED ACCOUNT. ReliaStar Life Insurance Company's assets other than those allocated to the Variable Account or any other separate account. See Appendix A.

FIXED ACCUMULATION VALUE. The value attributable to a specific Policy based on amounts in the Fixed Account. Unlike the Variable Accumulation Value, the Fixed Accumulation Value will not reflect the investment performance of the Funds. See "Accumulation Value" at page 28 and Appendix B.


FUNDS. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests. See "Summary" at page 7 and "Fund Expenses Before Reimbursements" at page 18.


INITIAL PREMIUM TRANSFER DATE. The Initial Premium Transfer Date shown in the
   Policy. It is generally 16 days after the print date of the Policy or if later the date we receive from you final material required to put the Policy in force.

ISSUE DATE. The date insurance coverage under a Policy begins.

JOINT INSUREDS. The persons upon whose lives this Policy is based.

LOAN AMOUNT. The sum of all unpaid Policy loans including unpaid interest due thereon. See "Policy Loans" at page 33.

MINIMUM FACE AMOUNT. The minimum Face Amount shown in the Policy (currently
   $250,000).

MINIMUM MONTHLY PREMIUM. A monthly premium amount that we determine when we issue the Policy. Your Policy will specify this amount. See "Death Benefit Guarantee" at page 27.

MONTHLY ANNIVERSARY. The same date in each succeeding month as the Policy Date.
   If the Monthly Anniversary falls on a date other than a Valuation Date, then the Monthly Anniversary will be the next Valuation Date. The first Monthly Anniversary is on the Policy Date.

MONTHLY DEDUCTION. A monthly charge we deduct from the Accumulation Value of the Policy. See "Deductions and Charges -- Monthly Deduction" at page 15.


NET PREMIUM. The premium you pay less a Premium Expense Charge.


PLANNED PERIODIC PREMIUM. The scheduled premium you select of a level amount at a fixed interval. The Policy will show the initial Planned Periodic Premium you select. See "Payment and Allocation of Premiums -- Planned Periodic Premiums" at page 26.


POLICY. The survivorship flexible premium variable life insurance policy described in this prospectus.

POLICY ANNIVERSARY. The same date in each succeeding year as the Policy Date. If the Policy Anniversary falls on a date other than a Valuation Date, the Policy Anniversary will be the next Valuation Date.

POLICY DATE. The date shown on your Policy that ReliaStar uses to determine
   Policy Years, Policy Months, Monthly Anniversaries, and Policy Anniversaries.

POLICY MONTH. A one-month period beginning on a Monthly Anniversary.

POLICY YEAR. A 12-month period beginning on a Policy Anniversary.

PREMIUM EXPENSE CHARGE. An amount not to exceed 6.25% in Policy Years 1-10 and currently 3.75% (guaranteed not to exceed 6.25%) thereafter ReliaStar deducts from each premium payment resulting in the Net Premium. See "Deductions and Charges -- Premium Expense Charge" at page 14.

RATE CLASS. A group of Insureds we determine based on our expectation that they will have similar mortality experience.

SEC. Securities and Exchange Commission.

SIGNATURE GUARANTEE. A guarantee of your signature by a member firm of the New
   York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank which is a member of the Federal Deposit Insurance Corporation, or, in certain cases, by a member firm of the National Association of Securities Dealers, Inc. that has entered into an appropriate agreement with us.

SUB-ACCOUNT. A sub-division of the Variable Account that invests exclusively in the shares of a specified Fund.

SURRENDER CHARGE. A charge imposed upon total surrender or lapse of the Policy during the first 15 Policy Years and the first 15 years following any requested increase in Face Amount. See "Deduction and Charges -- Surrender Charge" at page 16.

SURVIVING JOINT INSURED. The Joint Insured who remains alive after the other
   Joint Insured has died.

UNIT VALUE. The unit measure by which we determine the value of the Policy's interest in each Sub-Account. See Appendix B.

VALUATION DATE. Each day the New York Stock Exchange is open for business except for days that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Rev. Dr. Martin Luther King, Jr. Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day. See Appendix B.

VALUATION PERIOD. The period beginning at the close of business on a Valuation
   Date and ending at the close of business on the next Valuation Date. See Appendix B.

VARIABLE ACCOUNT. Select*Life Variable Account, a separate investment account we established to receive and invest Net Premiums paid under the Policy and other variable life insurance policies we issue. See "The Variable Account" at page 8.

VARIABLE ACCUMULATION VALUE. The value attributable to a specific Policy based on amounts in the Variable Account. See "Accumulation Value" at page 28 and Appendix B.

WE, US, OUR, THE COMPANY, OR RELIASTAR. ReliaStar Life Insurance Company.

YOU, YOUR. The Policy owners as designated in the application for the Policy or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy owner. A collateral assignee is not the Policy owner.

PART 1. SUMMARY

     This is a brief summary of the Policy's features. Please read the entire Prospectus and the Policy for more detailed information.

THE POLICY

     The Accumulation SVUL is a survivorship flexible premium variable life insurance contract with death benefits, cash values, and other features of traditional life insurance contracts. The Policies are:

     o "SURVIVORSHIP" because the death benefit is paid at the Surviving Joint Insured's death;

     o "FLEXIBLE PREMIUM" because you do not have to pay premiums according to a fixed schedule; and

     o "VARIABLE" because Accumulation Values and, under certain circumstances, the Death Benefit will increase and decrease based on the investment performance of the Funds corresponding to the Sub-Accounts to which you allocate your premium payments.

     Under current Federal tax law, as long as the Policy qualifies as life insurance, Accumulation Value increases will be subject to the same Federal income tax treatment as traditional life insurance cash values. Therefore, any increases should accumulate on a tax deferred basis until you request a distribution. See "Federal Tax Matters -- Tax Status of the Policy." The following chart outlines the various features, charges, and expenses of the Policies. Additional detailed information pertaining to charges and expenses is contained in this Summary and in "Deductions and Charges."


                           HOW ACCUMULATION SVUL WORKS

                                  [FLOW CHART]

                                PREMIUM PAYMENTS

                                     MINUS

                            PREMIUM EXPENSE CHARGES

                        Invested in Variable Sub-Accounts
                                or Fixed Account

                 Variable Sub-Accounts         Fixed Account

   AIM                  Alger          Fidelity(R)             Janus
       Neuberger Berman        OpCap                Pilgrim             Putnam

                                      PLUS

                                INVESTMENT RETURN
                             (Net of Fund Expenses)

                                      MINUS

                               MONTHLY DEDUCTIONS
 * Monthly Amount Charge
 * Monthly Administrative Charge            * Mortality and Expense Risk Charge
 * Cost of Insurance                        * Optional Benefit Charges

                                      MINUS

                               PARTIAL WITHDRAWALS

                                     EQUALS

                               ACCUMULATION VALUE
                            (Provides Living Benefits
                               and Death Benefits)

         LIVING BENEFITS                                 DEATH BENEFITS

       ACCUMULATION VALUE                              ACCUMULATION VALUE

             MINUS                                            PLUS

        SURRENDER CHARGE                               NET AMOUNT AT RISK

            EQUALS                                           EQUALS

         CASH VALUE                                      DEATH BENEFIT

            MINUS                                            MINUS

         POLICY LOAN                                       POLICY LOAN

            EQUALS                                           EQUALS

     CASH SURRENDER VALUE                             DEATH BENEFIT PROCEEDS

FREE LOOK RIGHTS        o     If you return the Policy to us by midnight of the
                              10th day after you receive it, we will send you a refund of all premiums paid unless otherwise stipulated by state law. See "Free Look and Conversion Rights -- Free Look Rights."
                        o     Certain states may require a longer period of time
                              for the free look period and refund a different amount.


PREMIUM PAYMENTS        o     You choose when to pay and how much to pay.
                        o     We may refuse to accept any premium less than $25.
                        o     You cannot pay additional premiums after Age 100
                              of the younger Joint Insured except as needed to keep your Policy in force for the remainder of the current Policy Year.
                        o     We may refuse any premium that would disqualify
                              your Policy as life insurance under Section 7702 of the Code.
                        o     You may pay enough premiums to maintain the Death
                              Benefit Guarantee in order to keep the Policy in force during at least the first several Policy
                              Years. See "Death Benefit Guarantee" and "Payment and Allocation of Premiums -- Amount and Timing of
                              Premiums."
                        o     We deduct a Premium Expense Charge (currently
                              6.25% of each premium payment in Policy Years 1-10 and 3.75% (guaranteed not to exceed 6.25%) of each premium after the tenth Policy Year) and credit the remaining premium (the Net Premium) to the Variable Account or the Fixed Account according to your instructions. See "Deductions and Charges --
                              Premium Expense Charge."

THE VARIABLE ACCOUNT    o     Select*Life Variable Account is one of our
(Select*Life Variable         separate accounts and consists of several
Account)                      Sub-Accounts. We only invest premiums from our
                              variable life insurance policies in the Variable
                              Account.
                        o     We invest any Net Premiums you allocate to each
                              Sub-Account in shares of the Fund related to that Sub-Account.
                        o     Variable Accumulation Value will vary with the
                              investment performance of the Funds and the charges deducted from the Variable Accumulation
                              Value. See "Accumulation Value."

THE FIXED ACCOUNT       o     Consists of all of our assets other than those in
                              our separate accounts (including the Variable
                              Account).
                        o     We credit interest of at least 3% per year on any
                              amounts you allocate to the Fixed Account.
                        o     We may, in our sole discretion, credit interest in
                              excess of 3%. See Appendix A, "The Fixed Account."

THE FUNDS               o     You can instruct ReliaStar to place your Net
                              Premium in, or transfer to, the following investment portfolios.

     The following chart lists the currently available Funds and outlines certain of their important characteristics.

                                INVESTMENT FUNDS

                                                ADVISER/
     FUND GROUP            FUND                SUBADVISER          MONEY MARKET   FIXED INCOME   GROWTH & INCOME
=================== ================== ========================== ============== ============== =================
        AIM           AIM V.I. Dent             A I M
      Variable         Demographic         Advisors, Inc./
  Insurance Funds      Trends Fund      H.S. Dent Advisors, Inc.
    Houston, TX
=================================================================================================================
       Alger          Alger American          Fred Alger
      American           Growth            Management, Inc.
                       Portfolio
  New York, N.Y.
                    ---------------------------------------------------------------------------------------------
                      Alger American          Fred Alger
                        Leveraged          Management, Inc.
                    All Cap Portfolio
                    ---------------------------------------------------------------------------------------------
                      Alger American          Fred Alger
                          MidCap           Management, Inc.
                          Growth
                        Portfolio
                    ---------------------------------------------------------------------------------------------
                      Alger American          Fred Alger
                           Small           Management, Inc.
                      Capitalization
                        Portfolio
=================================================================================================================
      Fidelity             VIP           Fidelity Management                                            X
   Investments(R)     Equity-Income      & Research Company
                        Portfolio
   Boston, Mass.
                    ---------------------------------------------------------------------------------------------
                        VIP Growth       Fidelity Management
                         Portfolio       & Research Company
                    ---------------------------------------------------------------------------------------------
                           VIP           Fidelity Management                            X
                        High Income      & Research Company
                        Portfolio




                    ---------------------------------------------------------------------------------------------
                           VIP           Fidelity Management             X
                       Money Market      & Research Company
                        Portfolio

                    ---------------------------------------------------------------------------------------------
                          VIP II         Fidelity Management
                       Contrafund(R)     & Research Company
                        Portfolio



                    ---------------------------------------------------------------------------------------------
                          VIP II         Fidelity Management                                            X
                        Index 500        & Research Company
      Fidelity          Portfolio
   Investments(R)   ---------------------------------------------------------------------------------------------
  is a registered         VIP II         Fidelity Management                            X
    trademark of        Investment       & Research Company
     FMR Corp.          Grade Bond
                        Portfolio
=================================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                                                                PRIMARY
     FUND GROUP      INTERNATIONAL   BALANCED   GROWTH   AGGRESSIVE GROWTH         OBJECTIVE(S)                INVESTMENTS
=================== =============== ========== ======== ================== ========================== ===========================
        AIM                                       X                            Long-term growth       Securities of companies
      Variable                                                                    of capital          that are likely to benefit
  Insurance Funds                                                                                            from changing
                                                                                                         demographic, economic
                                                                                                         and lifestyle trends
    Houston, TX
=================================================================================================================================
       Alger                                      X                           Long-term capital          Equity securities of
      American                                                                   appreciation               large companies

  New York, N.Y.
                    -------------------------------------------------------------------------------------------------------------
                                                                X             Long-term capital          Equity securities of
                                                                                 appreciation            companies of any size

                    -------------------------------------------------------------------------------------------------------------
                                                  X                           Long-term capital            Equity securities
                                                                                 appreciation             within the range of
                                                                                                           S&P(R) MidCap 400
                                                                                                                 Index
                    -------------------------------------------------------------------------------------------------------------
                                                                X             Long-term capital            Equity securities
                                                                                 appreciation             within the range of
                                                                                                        Russell(R) 2000 Growth
                                                                                                        and S&P(R) SmallCap 600
                                                                                                                Indexes
=================================================================================================================================
      Fidelity                                                                Reasonable income;           Income-producing
   Investments(R)                                                          also considers potential      equity securities and
                                                                           for capital appreciation        debt obligations
   Boston, Mass.
                    -------------------------------------------------------------------------------------------------------------
                                                  X                          Capital appreciation            Common stocks

                    -------------------------------------------------------------------------------------------------------------
                                                                              High current income          Income-producing
                                                                                                           debt securities,
                                                                                                         preferred stocks and
                                                                                                        convertible securities,
                                                                                                           with an emphasis
                                                                                                           on lower-quality
                                                                                                            debt securities
                    -------------------------------------------------------------------------------------------------------------
                                                                              High current income       U.S. dollar-denominated
                                                                                consistent with              money market
                                                                            preservation of capital           securities
                                                                                 and liquidity
                    -------------------------------------------------------------------------------------------------------------
                                                  X                          Capital appreciation            Securities of
                                                                                                            companies whose
                                                                                                           value the adviser
                                                                                                            believes is not
                                                                                                           fully recognized
                                                                                                             by the public
                    -------------------------------------------------------------------------------------------------------------
                                                                               Total return that           Common stocks of
                                                                            corresponds to that of              S&P 500
      Fidelity                                                                   S&P 500 Index
   Investments(R)   -------------------------------------------------------------------------------------------------------------
  is a registered                                                             High current income          Investment-grade
    trademark of                                                                consistent with           intermediate fixed
     FMR Corp.                                                              preservation of capital        income securities

=================================================================================================================================

                                           ADVISER/
    FUND GROUP           FUND             SUBADVISER      MONEY MARKET   FIXED INCOME   GROWTH & INCOME
================= ================== =================== ============== ============== =================
      Janus          Aspen Series           Janus
                      Aggressive           Capital
   Denver, Co.          Growth           Corporation
                      Portfolio
                  --------------------------------------------------------------------------------------
                     Aspen Series           Janus
                        Growth             Capital
                      Portfolio          Corporation
                  --------------------------------------------------------------------------------------
                     Aspen Series           Janus
                     International         Capital
                        Growth           Corporation
                      Portfolio
                  --------------------------------------------------------------------------------------
                     Aspen Series           Janus
                       Worldwide           Capital
                        Growth           Corporation
                      Portfolio
                  ======================================================================================
     Neuberger         Advisers        Neuberger Berman                        X
      Berman          Management         Management/
                     Trust Limited     Neuberger Berman,
                     Maturity Bond           LLC
                       Portfolio
                  --------------------------------------------------------------------------------------
   New York, N.Y.      Advisers        Neuberger Berman
                      Management         Management/
                    Trust Partners    Neuberger Berman,
                       Portfolio             LLC
                  --------------------------------------------------------------------------------------
                       Advisers        Neuberger Berman
                      Management         Management/
                    Trust Socially     Neuberger Berman,
                      Responsive             LLC
                      Portfolio
=========================================================================================================

   Oppenheimer     OCC Accumulation         OpCap
     Capital         Trust Equity          Advisors
                      Portfolio
  New York, N.Y.  --------------------------------------------------------------------------------------

                   OCC Accumulation         OpCap
                     Trust Global          Advisors
                   Equity Portfolio
                  --------------------------------------------------------------------------------------
                   OCC Accumulation         OpCap
                     Trust Managed         Advisors
                       Portfolio
                  --------------------------------------------------------------------------------------
                   OCC Accumulation         OpCap
                      Trust Small          Advisors
                     Cap Portfolio
=========================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                                                           PRIMARY
    FUND GROUP     INTERNATIONAL   BALANCED   GROWTH   AGGRESSIVE GROWTH        OBJECTIVE(S)             INVESTMENTS
================= =============== ========== ======== ================== ======================= =========================
      Janus                                                   X            Long-term growth of   Nondiversified portfolio
                                                                                 capital             of common stocks
   Denver, Co.
                  --------------------------------------------------------------------------------------------------------
                                                                            Long-term capital       Diversified common
                                                 X                                growth                  stocks

                  --------------------------------------------------------------------------------------------------------
                         X                                                  Long-term capital       Foreign issuers of
                                                                                  growth               common stocks


                  --------------------------------------------------------------------------------------------------------
                         X                                                  Long-term capital      Foreign and domestic
                                                                                  growth              common stocks


==========================================================================================================================
     Neuberger                                                             High current income           Short to
      Berman                                                               consistent with low       intermediate term
                                                                          risk to principal and    investment-grade debt
                                                                              liquidity and             securities
                                                                            secondarily total
                                                                                  return
                  --------------------------------------------------------------------------------------------------------
 New York, N.Y.                                  X                            Capital growth         Common stocks of
                                                                                                    medium- and large-
                                                                                                      capitalization
                                                                                                         companies
                  --------------------------------------------------------------------------------------------------------
                                                 X                              Long-term            Common stocks of
                                                                              capital growth        companies that meet
                                                                                                    both financial and
                                                                                                      social criteria

==========================================================================================================================

   Oppenheimer                                   X                          Long-term capital          Securities of
     Capital                                                                   appreciation             undervalued
                                                                                                         companies
  New York, N.Y.  --------------------------------------------------------------------------------------------------------


                         X                                                  Long-term capital      Global investments in
                                                                               appreciation          equity securities

                  --------------------------------------------------------------------------------------------------------
                                      X                                     Growth of capital         Common stocks,
                                                                                                      bonds and cash
                                                                                                        equivalents
                  --------------------------------------------------------------------------------------------------------
                                                              X            Capital appreciation    Equity securities of
                                                                                                      companies under
                                                                                                        $1 billion
==========================================================================================================================

                                              ADVISER/
     FUND GROUP             FUND             SUBADVISER        MONEY MARKET   FIXED INCOME   GROWTH & INCOME
==================== ================= ====================== ============== ============== =================
       Pilgrim          Pilgrim VP           Pilgrim
                          Growth         Investments, Inc.
   Scottsdale, AZ      Opportunities
                         Portfolio
                     ---------------------------------------------------------------------------------------
                        Pilgrim VP      Pilgrim Investments,
                      Growth + Value    Inc./Navellier Fund
                         Portfolio        Management, Inc.

                     ---------------------------------------------------------------------------------------
                        Pilgrim VP           Pilgrim                               X
                        High Yield       Investments, Inc.
                        Portfolio
                     ---------------------------------------------------------------------------------------
                        Pilgrim VP      Pilgrim Investments,
                       International       Inc./Brandes
                      Value Portfolio       Investment
                                             Partners
                     ---------------------------------------------------------------------------------------
                        Pilgrim VP           Pilgrim
                         MagnaCap        Investments, Inc.                                          X
                        Portfolio

                     ---------------------------------------------------------------------------------------
                        Pilgrim VP           Pilgrim
                          MidCap         Investments, Inc.
                       Opportunities
                         Portfolio
                     ---------------------------------------------------------------------------------------
                        Pilgrim VP     Pilgrim Investments,
                         Research        Inc./J.P. Morgan
                         Enhanced           Investment
                      Index Portfolio     Management Inc.
                     ---------------------------------------------------------------------------------------
                        Pilgrim VP           Pilgrim
                         SmallCap        Investments, Inc.
                      Opportunities
                        Portfolio
============================================================================================================
       Putnam             Putnam         Putnam Investment                                          X
  Investments, Inc.    VT Growth and     Management, Inc.
                      Income Fund --
                      Class IA Shares
                     ---------------------------------------------------------------------------------------
    Boston, Mass.         Putnam         Putnam Investment
                          VT New         Management, Inc.
                       Opportunities
                     Fund -- Class IA
                          Shares
                     ---------------------------------------------------------------------------------------
                         Putnam VT       Putnam Investment
                      Voyager Fund --    Management, Inc.
                      Class IA Shares
============================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                                                             PRIMARY
     FUND GROUP       INTERNATIONAL   BALANCED   GROWTH   AGGRESSIVE GROWTH        OBJECTIVE(S)             INVESTMENTS
==================== =============== ========== ======== ================== ======================== =======================
       Pilgrim                                     X                          Long-term capital          Common stocks
                                                                                   growth
   Scottsdale, AZ
                     -------------------------------------------------------------------------------------------------------
                                                                 X          Capital appreciation        Equity securities
                     -------------------------------------------------------------------------------------------------------
                                                                            High current yield and       High-yield bonds
                                                                             capital appreciation

                     -------------------------------------------------------------------------------------------------------
                           X                                                   Long-term capital      International equities
                                                                                 appreciation


                     -------------------------------------------------------------------------------------------------------
                                                                                Capital growth            Common stocks



                     -------------------------------------------------------------------------------------------------------
                                                   X                           Long-term capital         Common stocks of
                                                                                 appreciation               mid-sized
                                                                                                          U.S. companies

                     -------------------------------------------------------------------------------------------------------
                                                   X                               Capital                Common stocks
                                                                                 appreciation


                     -------------------------------------------------------------------------------------------------------
                                                   X                                Capital                Common stocks
                                                                                 appreciation                of smaller
                                                                                                            lesser known
                                                                                                           U.S. companies
============================================================================================================================
      Putnam                                                                   Capital growth &            Value stocks
  Investments, Inc.                                                             current income

   Boston, Mass.
                     -------------------------------------------------------------------------------------------------------
                                                    X                           Long-term capital          Growth stocks
                                                                                 appreciation



                     -------------------------------------------------------------------------------------------------------
                                                                 X            Capital appreciation         Growth stocks


============================================================================================================================

     For each Fund's expenses, see page 18 of this Prospectus and the Prospectus for the Funds.


CHARGES AGAINST PREMIUM PAYMENTS

     We will deduct the Premium Expense Charge from each premium payment. The Premium Expense Charge is guaranteed not to exceed 6.25% of each premium payment. The charge is currently 6.25% of each premium payment in Policy Years 1-10 and 3.75% of each premium after the tenth Policy Year. See "Deductions and Charges -- Premium Expense Charge."


CHARGES AGAINST THE ACCUMULATION VALUE

     The Accumulation Value of the Policy is subject to the Monthly Deduction charges. We will deduct the Monthly Deduction each month from both the Fixed Accumulation Value and the Variable Accumulation Value on a proportionate basis depending on their relative Accumulation Values at that time. See "Deductions and Charges -- Monthly Deduction".

The Monthly Deduction includes:

     o A charge for the cost of insurance -- varies based on each Joint Insured's sex, Issue Age, Policy Year, Rate Class and Face Amount.

     o Monthly Administrative Charge -- currently $8.25 per month and guaranteed not to exceed $12.00 per month.

     o Monthly Mortality and Expense Risk Charge -- during the first 10 Policy Years it is equal to 1/12 of .90% of the Variable Accumulation Value. Each month thereafter it is 1/12 of .25% of the Variable Accumulation Value but guaranteed not to exceed 1/12 of .90% of the Variable Accumulation Value.

     o Monthly Amount Charge -- a monthly charge that varies by the Issue Age and Rate Class of each Joint Insured and the Face Amount, and is assessed during the first 20 Policy Years (and first 20 years after a Face Amount increase).

     o Any charges for optional insurance benefits -- vary depending upon the benefit(s) selected.

CHARGE UPON LAPSE OR TOTAL SURRENDER OF THE POLICY

     o We assess a Surrender Charge if your Policy lapses or if you surrender the Policy during the first 15 Policy Years (or during the first 15 years following a Face Amount increase).

     o We will determine the maximum Surrender Charge for the initial Face Amount and any requested increases in Face Amount on the Policy Date and on the effective date of any such requested increase.

     o The maximum Surrender Charge for the initial Face Amount will depend on the initial Face Amount, and the Issue Age, Sex and Rate Class of each Joint Insured.

     o You do not pay this charge if the Policy remains in force during the entire relevant 15-year period. See "Deductions and Charges -- Surrender Charge".

SURRENDERS              o     In general, you will receive the Cash Surrender
                              Value if you surrender the Policy.
                        o     To determine the Cash Surrender Value, we reduce
                              your Accumulation Value by the Surrender Charge
                              (applicable for 15 years from Policy Issue Date and increase in Face Amount), and any Loan Amount and unpaid Monthly Deductions. See "Surrender
                              Benefits -- Total Surrender".
                        o     The maximum Surrender Charge on the Initial Face
                              Amount and any subsequent Face Amount increases will be calculated for each Policy and will be shown in your Policy. This maximum charge then remains level during the first five years
                              (adjusted for increases in the first three years) in the relevant 15 year period, and then reduces in equal monthly increments until it becomes zero at the end of 15 years.

PARTIAL WITHDRAWALS     o     Once each Policy Year, you can withdraw part of
                              your Cash Surrender Value.
                        o     You will not incur a Surrender Charge, but partial
                              withdrawals are subject to a processing charge
                              (currently $10, guaranteed not to exceed $25). See
                              "Surrender Benefits -- Partial Withdrawal".

LOANS                   o     Depending on your state of residence, you can
                              borrow up to 90% of your Policy's Cash Value less any existing Loan Amount.
                        o     Interest is payable in advance for each Policy
                              Year and accrues daily at an effective annual rate that will not exceed 4.762%.
                        o     After the 10th Policy Year, we currently charge
                              interest at an annual rate of 2.913% (guaranteed not to exceed 3.382%) on the portion of your Loan
                              Amount that is not in excess of (1) the
                              Accumulation Value, less (2) the total of all premiums paid net of all partial withdrawals.
                        o     We reserve the right to limit borrowing during the
                              first Policy Year. See "Policy Loans".

TRANSFERS         o     Currently, you can transfer all or part of your
                        Accumulation Value among the investment options.
                  o     We currently do not limit the number of transfers per
                        Policy Year. We reserve the right to limit you to 12 transfers per policy year.
                  o     There are certain restrictions on transfers from the
                        Fixed Account.
                  o     We currently make no charge for the first 24 transfers
                        in a Policy Year. We make a $25 charge for each subsequent transfer. We reserve the right to make a maximum charge of $25 for each transfer. See
                        "Transfers".


DEATH BENEFIT OVERVIEW

     You can choose one of three Death Benefit Options:


     o Level Amount Option -- whereby the Death Benefit before Age 100 of the younger Joint Insured is the greater of the Face Amount or the corridor percentage of Accumulation Value;

     o Variable Amount Option -- whereby the Death Benefit before Age 100 of the younger Joint Insured is equal to the greater of the Face Amount plus the Accumulation Value, or the corridor percentage of Accumulation Value; or

     o Face Plus Premium Amount Option -- whereby the Death Benefit before Age 100 of the younger Joint Insured is the greater of the Face Amount plus premiums less withdrawals, or the corridor percentage of the Accumulation Value. See "Death Benefit".

     The Death Benefit before Age 100 of the younger Joint Insured under the Level Amount Option and the Variable Amount Option will never be less than the Face Amount as long as the Policy is in force and there is no Loan Amount or unpaid Monthly Deduction. The Death Benefit before Age 100 of the younger Joint Insured under the Face Plus Premium Amount Option may be less than the Face Amount if cumulative withdrawals exceed cumulative premiums paid. After Age 100 of the younger Joint Insured, the Death Benefit under all Death Benefit Options will be the Accumulation Value.

     We will reduce the proceeds payable upon the death of the Surviving Joint Insured under any Death Benefit Option by any Loan Amount and any unpaid Monthly Deductions.

ADJUSTING THE DEATH BENEFIT

     After the first four Policy Years, you have flexibility to adjust the Death Benefit by increasing or decreasing the Face Amount. You cannot decrease the Face Amount below the Minimum Face Amount shown in the Policy. Any increase in the Face Amount may require additional evidence of insurability satisfactory to us and will result in additional charges. See "Death Benefit -- Requested Changes in Face Amount".

     Generally, you may also change the Death Benefit Option at any time after the fourth Policy Year. See "Death Benefit -- Change in Death Benefit Option".

     See "Death Benefit -- Insurance Protection" for a discussion of available techniques to adjust the amount of insurance protection to satisfy changing insurance needs.

DEATH BENEFIT GUARANTEE

     If you meet the requirements for the Death Benefit Guarantee, we will not lapse your Policy during the Death Benefit Guarantee Period even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. See "Death Benefit Guarantee".

LAPSE

     If the Death Benefit Guarantee is not in effect, the Policy will lapse if the Cash Surrender Value is less than the Monthly Deduction due and if you do not make a sufficient payment during the grace period of 61 days. See "Policy Lapse and Reinstatement".

TAXATION OF DEATH BENEFIT PROCEEDS

     Under current Federal tax law, as long as the Policy qualifies as life insurance the Death Benefit under the Policy will be subject to the same Federal income tax treatment as proceeds of traditional life insurance. Therefore, the Death Benefit should not be taxable income to the beneficiary. See "Federal Tax Matters -- Tax Status of the Policy".

TAXATION OF THE POLICY

     The Company intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Code. Under certain circumstances, a Policy could be treated as a "modified endowment contract." The Company will monitor Policies and will attempt to notify an owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. See "Federal Tax Matters" for further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract.

     A Policy lapse, surrender, partial withdrawal or loan may have adverse tax consequences in certain circumstances. See "Federal Tax Matters."


PART 2. DETAILED INFORMATION

RELIASTAR LIFE INSURANCE COMPANY

     ReliaStar Life Insurance Company is a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We offer individual life insurance and annuities, employee benefits and retirement contracts. Our Home Office is at 20 Washington Avenue South, Minneapolis, Minnesota 55401 (telephone 612-372-5507). We are an indirect, wholly owned subsidiary of ING Groep, N.V. ING is a global financial institution active in the field of insurance, banking, and asset management in more than 60 countries, with almost 90,000 employees.

     From time to time, we may publish in advertisements, sales literature, and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability and should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of many insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. We have been assigned a rating of A+ by A.M. Best, which is a rating assigned to companies demonstrating superior overall performance and a very strong ability to meet obligations to policyholders over a long period. Such ratings do not reflect the investment in the Variable Account.

     ReliaStar is a charter member of the Insurance Marketplace Standard Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.


THE POLICIES

     The Policies are survivorship flexible premium variable life insurance contracts with death benefits, cash values, and other features of traditional life insurance contracts.


DEDUCTIONS AND CHARGES

     We deduct certain charges in connection with the Policy to compensate us for (1) providing the insurance benefits of the Policy (including any riders),
(2) administering the Policy, (3) assuming certain risks in connection with the Policy, and (4) incurring expenses in distributing the Policy.

     We deduct some charges from each premium payment. We deduct certain other charges monthly from both the Fixed Account and the Variable Account. We also assess a charge for each partial withdrawal and we may assess a charge for each transfer.

     We may realize a profit on one or more of these charges, such as the mortality and expense risk charge. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

PREMIUM EXPENSE CHARGE

     We deduct the Premium Expense Charge from each premium payment. The Premium Expense Charge is guaranteed not to exceed 6.25% of each premium payment. The charge is currently 6.25% of each premium payment in Policy Years 1-10 and 3.75% of each premium after the tenth Policy Year. The amount remaining after we deduct the Premium Expense Charge is called the Net Premium.


     This charge compensates us for the costs we incur in selling the Policy and for the costs of various state and local taxes, as well as the cost of the federal income tax on imputed deferred acquisition costs.


MONTHLY DEDUCTION

     We deduct the charges described below from the Accumulation Value of the Policy on a monthly basis. The total of these charges is called the Monthly Deduction.

     We will deduct the Monthly Deduction on each Monthly Anniversary from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis depending on their relative Accumulation Values at that time. For purposes of determining these proportions, we reduce the Fixed Accumulation Value by the Loan Amount. Because the cost of insurance portion of the Monthly Deduction can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

     If the Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary, the Policy may lapse. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement".

     COST OF INSURANCE. We will determine the monthly cost of insurance by multiplying the applicable cost of insurance rate or rates by the net amount at risk under the Policy. The net amount at risk under the Policy for a Policy Month is (1) the Death Benefit at the beginning of the Policy Month divided by
1.00002466 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 3%), less (2) the Accumulation Value at the beginning of the Policy Month (reduced by any charges for rider benefits). As a result, the net amount at risk may be affected by changes in the Accumulation Value or in the Death Benefit.

     The Rate Class of any Joint Insured may affect the cost of insurance. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower cost of insurance than an Insured in a Rate Class with higher mortality risks.

     If there is an increase in the Face Amount and the Rate Class applicable to the increase is different from that for the initial Face Amount or any prior requested increases in Face Amount, the net amount at risk will be calculated separately for each Rate Class. For purposes of determining the net amount at risk for each Rate Class, we will first assume the Accumulation Value to be part of the initial Face Amount. If the Accumulation Value is greater than the initial Face Amount, it will then be assumed to be part of each increase in order, starting with the first increase.

     We base cost of insurance rates on the sex, Issue Age, Policy Year and Rate Class(es) of each Joint Insured. The actual monthly cost of insurance rates will reflect our expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates shown in the Policy, which are based on the Commissioner's 1980 Standard Ordinary Mortality Tables for smokers or nonsmokers, respectively.

     MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct an administrative charge of $8.25 which is guaranteed not to exceed $12.00 each month.


     MONTHLY AMOUNT CHARGE. Each month during the first 20 Policy Years (and for 20 years following any requested increase in Face Amount) we will deduct a monthly charge per $1,000 of Face Amount. For a Policy issued in New Jersey, the reduction of these charges after the first 20 Policy Years is not guaranteed, and these charges may be assessed for the duration of the Policy. The amount of this charge will vary by the Face Amount and the Rate Class and Issue Age of each Joint Insured on the Policy Date (or on the effective date of any Face Amount increase). These Monthly Amount Charges are shown in Appendix C. Any decreases in Face Amount or any change in Face Amount resulting from a change in the Death Benefit Option will not affect the Monthly Amount Charge. The maximum amount of this charge is $0.75 per $1,000 of Face Amount for a two Joint Insureds both Issue Age 85. Most Policies will have a lower Monthly Amount Charge. This charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature for new sales of the Policy. A portion of this charge may also contribute to Company profits.

     MONTHLY MORTALITY AND EXPENSE RISK CHARGE. Each month during the first 10 Policy Years we will deduct a charge at an annual rate of .90% of the Variable Accumulation Value of the Policy. Each month thereafter, it is currently anticipated that we will deduct this charge at an annual rate of .25% of the Variable Accumulation Value but in no event will it exceed .90% for the duration of the Policy. The mortality risk assumed is that Joint Insureds may live for a shorter period of time than we estimated and that, as a result, we would have to pay a greater amount in Death Benefits than we collect in premium payments. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than we estimated.

     OPTIONAL INSURANCE BENEFIT CHARGES. Each month we deduct charges for any optional insurance benefits added to the Policy by rider. See "General Provisions -- Optional Insurance Benefits".

SURRENDER CHARGE

     GENERAL. During the first 15 Policy years and during the first 15 years following any requested increase in Face Amount, we make a Surrender Charge if you surrender the Policy or the Policy lapses. The Surrender Charge will not be affected by any decrease in Face Amount or by any change in Face Amount resulting from a change in the Death Benefit Option.

     The Surrender Charge imposed upon early surrender or lapse will be significant. For example, if you make premium payments no greater than the Minimum Monthly payments specified in your Policy, you can expect that during at least the early Policy Years, all or substantially all of your premium payments will be required to pay the Surrender Charge and other charges associated with the Policy. As a result, you should purchase a Policy only if you have the financial capability to keep it in force for a substantial period of time.

     SURRENDER CHARGE. The maximum Surrender Charge for the Initial Face Amount or any requested increase in Face Amount will be determined on the Policy Date or on the effective date of any requested increase respectively. This Surrender Charge for the Initial Face Amount remains level and is equal to the maximum Surrender Charge during the first five Policy Years and then reduces in equal monthly increments until it becomes zero at the end of 15 years. The Surrender Charge for any requested increase in Face Amount follows a similar pattern except that the Surrender Charge is reduced in the first three Policy Years following the effective date of the increase. Thus if the Policy remains in force during the entire relevant 15-year period, you do not pay the Surrender Charge.


     The maximum Surrender Charge for the Initial Face Amount or any requested increase in Face Amount will be shown in your Policy and will vary depending on the Face Amount, and the Issue Age, sex, and Rate Class of each Joint Insured on the Policy Date or on the effective date of an increase in Face Amount. The maximum amount of the Surrender Charge is $39.62 per thousand if both Joint Insureds are male Issue Age 85. Most Policies will have a much lower maximum Surrender Charge.


     SURRENDER CHARGE CALCULATION. The Surrender Charge for the Initial Face Amount or any requested increase in Face Amount is determined by multiplying (i) the maximum Surrender Charge shown in your Policy by (ii) the applicable percentage from the Surrender Charge Percentage Table below, and then dividing this amount by 1,000. For example, $250,000 Face Amount Policy issued to two males, both Issue Age 55, would have a maximum Surrender Charge of $7,250 ($7,250 x 100%) during the first five years of the Policy, and decline during the next 10 years as indicated by the Table below. For the Initial Face Amount, a Surrender Charge is measured from the Issue Date and applies for 15 years from that Date. An increase in Face Amount of $100,000 in year 5 of the Policy would have its own (additional) Surrender Charge of $2,500 at the end of the first year ($7,500 x 33%), and vary according to the Table below. The applicable Surrender Charge for each increase applies for 15 years from the increase Date. In this example, all Surrender Charges would cease to apply after 15 Policy Years.

                        SURRENDER CHARGE PERCENTAGE TABLE

IF SURRENDER OR LAPSE OCCURS IN
 THE LAST MONTH OF POLICY YEAR:     INITIAL FACE AMOUNT    FACE AMOUNT INCREASES
                1                           100%                     33%
                2                           100%                     67%
                3                           100%                    100%
                4                           100%                    100%
                5                           100%                    100%
                6                            90%                     90%
                7                            80%                     80%
                8                            70%                     70%
                9                            60%                     60%
               10                            50%                     50%
               11                            40%                     40%
               12                            30%                     30%
               13                            20%                     20%
               14                            10%                     10%
          15 and later                        0%                      0%

     For requested increases, years are measured from the date of the increase.

     The percentages reduce equally for each Policy Month during the years shown. For example, during the eleventh Policy Year, the percentage reduces equally each month from 50% at the end of the tenth Policy Year to 40% at the end of the eleventh Policy Year.

PARTIAL WITHDRAWAL AND TRANSFER CHARGES

     We currently make no charge for the first 24 transfers in a Policy Year. We make a $25 charge for each subsequent transfer. We currently make a $10.00 charge for each partial withdrawal. These charges are guaranteed not to exceed $25.00 per transfer or partial withdrawal for the duration of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of conversion rights.

MODIFICATION OF CHARGES

     ReliaStar may modify any of the charges under the Policy, as well as the minimum Face Amount set forth in this Prospectus, because of special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to our policyholders or those of affiliated insurance companies, or sales to employees or clients of members of our affiliated group of insurance companies. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Modification will not be unfairly discriminatory against any person, including the affected Policy owners and owners of all other policies funded by the Variable Account.

INVESTMENT ADVISORY FEES AND OTHER FUND EXPENSES

     Because the Variable Account purchases shares of the Funds, the net asset value of the Variable Account's investments will reflect the investment advisory fees and other expenses incurred by the Funds. Set forth below is information provided by each Fund on its total 1999 annual expenses as a percentage of the Fund's average net assets. See the prospectuses for the Funds for more information concerning these expenses.

FUND EXPENSES (BEFORE REIMBURSEMENTS)

                                                                                                TOTAL INVESTMENT
                                                                        MANAGEMENT     OTHER      FUND AMOUNT
FUND                                                                       FEES      EXPENSES       EXPENSES
----                                                                    ----------   --------   ----------------
AIM V.I. Dent Demographic Trends Fund (a) ............................      0.85%       0.55%         1.40%
Alger American Growth Portfolio (a) ..................................      0.75%       0.04%         0.79%
Alger American Leveraged AllCap Portfolio (a) ........................      0.85%       0.08%         0.93%
Alger American MidCap Growth Portfolio (a) ...........................      0.80%       0.05%         0.85%
Alger American Small Capitalization Portfolio (a) ....................      0.85%       0.05%         0.90%
Fidelity VIP Equity-Income Portfolio -- Initial Class (a) (b) ........      0.48%       0.09%         0.57%
Fidelity VIP Growth Portfolio -- Initial Class (a) (b) ...............      0.58%       0.08%         0.66%
Fidelity VIP High Income Portfolio -- Initial Class (a) ..............      0.58%       0.11%         0.69%
Fidelity VIP Money Market Portfolio -- Initial Class .................      0.18%       0.09%         0.27%
Fidelity VIP II Contrafund(R) Portfolio -- Initial Class (a) (b) .....      0.58%       0.09%         0.67%
Fidelity VIP II Index 500 Portfolio -- Initial Class (a) (b) .........      0.24%       0.10%         0.34%
Fidelity VIP II Investment Grade Bond Portfolio -- Initial
 Class (a) ...........................................................      0.43%       0.11%         0.54%
Janus Aspen Aggressive Growth Portfolio (a) (c) ......................      0.65%       0.02%         0.67%
Janus Aspen Growth Portfolio (a) (c) .................................      0.65%       0.02%         0.67%
Janus Aspen International Growth Portfolio (a) (c) ...................      0.65%       0.11%         0.76%
Janus Aspen Worldwide Growth Portfolio (a) (c) .......................      0.65%       0.05%         0.70%
Neuberger Berman Advisers Management Trust Limited
 Maturity Bond Portfolio (a) .........................................      0.65%       0.11%         0.76%
Neuberger Berman Advisers Management Trust Partners
 Portfolio (a) .......................................................      0.80%       0.07%         0.87%
Neuberger Berman Advisers Management Trust Socially
 Responsive Portfolio (a) (d) ........................................      0.85%       8.19%         9.04%
OCC Equity Portfolio (a) (e) .........................................      0.80%       0.11%         0.91%
OCC Global Equity Portfolio (a) (e) ..................................      0.80%       0.30%         1.10%
OCC Managed Portfolio (a) (e) ........................................      0.77%       0.06%         0.83%
OCC Small Cap Portfolio (a) (e) ......................................      0.80%       0.09%         0.89%
Pilgrim VP Trust Growth Opportunities Portfolio (f) (g) ..............      0.75%       0.34%         1.09%
Pilgrim VP Trust Growth + Value Portfolio (f) ........................      0.75%       0.22%         0.97%
Pilgrim VP Trust High Yield Bond Portfolio (f) .......................      0.75%       0.36%         1.11%
Pilgrim VP Trust International Value Portfolio (f) ...................      1.00%       0.52%         1.52%
Pilgrim VP Trust MagnaCap Portfolio (f) (g) ..........................      0.75%       0.34%         1.09%
Pilgrim VP Trust MidCap Opportunities Portfolio (f) (g) ..............      0.75%       0.34%         1.09%
Pilgrim VP Trust Research Enhanced Index Portfolio (f) ...............      0.75%       0.51%         1.26%
Pilgrim VP Trust SmallCap Opportunities Portfolio (f) ................      0.75%       0.34%         1.09%
Putnam VT Growth and Income Fund -- Class IA Shares ..................      0.46%       0.04%         0.50%
Putnam VT New Opportunities Fund -- Class IA Shares ..................      0.54%       0.05%         0.59%
Putnam VT Voyager Fund -- Class IA Shares ............................      0.53%       0.04%         0.57%

     (a) The Company or its affiliates may receive compensation from an affiliate or affiliates of certain of the Funds based upon an annual percentage of the average net assets held in that Fund by the Company and by certain of the Company's insurance company affiliates. These amounts are intended to compensate the Company or the Company's affiliates for administrative, record keeping, and in some cases distribution, and other services provided by the Company and its affiliates to Funds and/or the Funds' affiliates. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders. The percentage paid may vary from one Fund company to another.

     (b) A portion of the brokerage commissions that certain portfolios pay was used to reduce Portfolio expenses. In addition, certain Portfolios have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been: 0.56% for Fidelity VIP Equity-Income Portfolio; 0.65% for Fidelity VIP Growth Portfolio; 0.28% for Fidelity VIP II Index 500 Portfolio; and 0.65% for Fidelity VIP II Contrafund(R) Portfolio.

     (c) Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Growth, Aggressive Growth, International Growth and Worldwide Growth Portfolios. All expenses are stated without the effect of expense offset arrangements.

     (d) Neuberger Berman Management Inc. ("NBMI") has undertaken to reimburse the Socially Responsive Portfolio for certain operating expenses, including the compensation of Neuberger Berman Advisers Management Trust and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed in the aggregate, 1.50% of the average daily net asset value of the Socially Responsive Portfolio. Expenses were 1.53% for the fiscal period ending December 31, 1999, after the reimbursement. There can be no assurance that this policy will be continued after May 1, 2001. See "Expense Limitation" in the Socially Responsive Portfolio prospectus for further information.

     (e) Management Fees reflect effective management fees before taking into effect any waiver. Other Expenses are shown before expense offsets afforded the Portfolios. Total Portfolio Expenses for the Equity, Small Cap and Managed Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of expense offsets) do not exceed 1.00% of average daily net assets. Total Portfolio Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets (net of expense offsets).

     (f) The investment adviser to the Pilgrim Variable Products Trust has agreed to reimburse the Growth + Value Portfolio and High Yield Bond Portfolio for any expenses in excess of 0.80% of each Portfolio's average daily net assets. It has also agreed to reimburse the SmallCap Opportunities Portfolio, Research Enhanced Index Portfolio, Growth Opportunities Portfolio, MagnaCap Portfolio, and MidCap Opportunities Portfolio for amounts in excess of 0.90%. It has agreed to reimburse International Value Portfolio for amounts in excess of 1.00%. After the investment adviser's expense reimbursements, the Total Fund Annual Expenses that were paid by each Portfolio during its fiscal year ended December 31, 1999 were: Growth + Value Portfolio: 0.80%; High Yield Bond Portfolio: 0.80%; International Value Portfolio: 1.00%; Research Enhanced Index Portfolio: 0.89%; SmallCap Opportunities Portfolio:
          0.90%. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.

     (g) This portfolio had not commenced operations as of December 31, 1999, and therefore these expenses are estimated.


THE VARIABLE ACCOUNT

     On October 11, 1984, we established the Select*Life Variable Account as one of our separate accounts pursuant to the laws of the State of Minnesota. The Variable Account:

     o will receive and invest the Net Premiums paid and allocated to it under this Policy;

     o currently receives and invests net premiums for other classes of flexible premium variable life insurance policies we issue and may do so for additional classes in the future;

     o meets the definition of a "separate account" under the federal securities laws; and

     o is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, us, or the Funds.

     We own the Variable Account's assets. However, Minnesota law provides that we cannot charge the Variable Account with liabilities arising out of any other business we may conduct. We are required to maintain assets which are at least equal to the reserves and other liabilities of the Variable Account. We may transfer assets which exceed these reserves and liabilities to our general account (the Fixed Account).

INVESTMENTS OF THE VARIABLE ACCOUNT

     There are currently 34 investment options (Funds) available under the Variable Account. You also should read the Funds' prospectuses for more detailed information, particularly because several of the Funds and portfolios may have objectives that are quite similar. Please call the telephone number listed on the first page of this Prospectus to request a Fund's prospectus. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE(S).


PERFORMANCE INFORMATION

     Performance information for the Sub-Accounts of the Variable Account and the Funds available for investment by the Variable Account may appear in advertisements, sales literature, or reports to Policy owners or prospective purchasers. Such performance information for the Sub-Accounts will reflect deductions of Fund expenses and be adjusted to reflect the Mortality and Expense Risk Charge, but will not reflect deductions for the cost of insurance or the Surrender Charge. We will accompany quotations of performance information for the Funds by performance information for the Sub-Accounts. Performance information for the Funds will take into account all fees and charges at the Fund level, but will not reflect any deductions from the Variable Account. Performance information reflects only the performance of a hypothetical investment during a particular time period in which the calculations are based. We may provide performance information showing total returns and average annual total returns for periods prior to the date a Sub-Account commenced operation. We will calculate such performance information based on the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of charges at the Variable Account level that were in effect at the inception of the Sub-Accounts.


     We may also provide individualized hypothetical illustrations of Accumulation Value, Cash Surrender Value and Death Benefit based on hypothetical investment returns of the Funds not to exceed 12.00%. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense Charge and the Surrender Charge. We may base these hypothetical illustrations on either the arithmetic or the weighted average of Fund expenses, reflecting the Fund expenses for the year ending December 31, 1999 and the Sub-Account assets as of December 31, 1999.


     We may also provide individualized hypothetical illustrations of Accumulation Value, Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense Charge and the Surrender Charge. We will base these hypothetical illustrations on the actual historical experience of the Funds as if the Sub-Accounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

     We may compare performance of the Sub-Accounts and/or the Funds in advertisements and sales literature:

     o    to other variable life insurance issuers in general

     o to the performance of particular types of variable life insurance policies investing in mutual funds

     o to investment series of mutual funds with investment objectives similar to each of the Sub-Accounts, whose performance is reported by Lipper Analytical Services, Inc. and Morningstar, Inc. (independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis), or reported by other series, companies, individuals or other industry or financial publications of general interest, such as FORBES, MONEY, THE WALL STREET JOURNAL, BUSINESS WEEK, BARRON'S, KIPLINGER'S, and FORTUNE

     o to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance

     We may also compare the performance of each Sub-Account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.


DEATH BENEFIT

     The proceeds payable upon the death of the Surviving Joint Insured, while the Policy is in force, will be the Death Benefit reduced by any Loan Amount and unpaid Monthly Deductions. All or part of the proceeds may be paid in cash to your beneficiaries or under one or more of the settlement options we offer (see "General Provisions -- Settlement Options").


     GUIDELINE PREMIUM TEST. The Death Benefit will be determined with reference to the requirements for the Guideline Premium test for qualifying a Policy as a life insurance contract under Code Section 7702(a) (2). Under these requirements, the sum of the premiums paid under a Policy may not exceed the "guideline premium limitations", as defined in Code Section 7702(a). The Death Benefit at any time is not less than the Accumulation Value multiplied by the Corridor Percentages (as defined in Code Section 7702(d), which vary according to the Age of the younger Joint Insured.

                             GUIDELINE PREMIUM TEST
                            CORRIDOR PERCENTAGE TABLE


 YOUNGER JOINT                  YOUNGER JOINT                  YOUNGER JOINT
 INSURED'S AGE                  INSURED'S AGE                  INSURED'S AGE
  ON PREVIOUS                    ON PREVIOUS                    ON PREVIOUS
    POLICY         CORRIDOR        POLICY         CORRIDOR        POLICY         CORRIDOR
  ANNIVERSARY     PERCENTAGE     ANNIVERSARY     PERCENTAGE     ANNIVERSARY     PERCENTAGE
 -------------    ----------    -------------    ----------    -------------    ----------
     40 or
    younger          250%             54            157%             68            117%
       41            243              55            150              69            116
       42            236              56            146              70            115
       43            229              57            142              71            114
       44            222              58            138              72            113
       45            215              59            134              73            111
       46            209              60            130              74            109
       47            203              61            128            75-90           105
       48            197              62            126              91            104
       49            191              63            124              92            103
       50            185              64            122              93            102
       51            178              65            120              94            101
       52            171              66            119            95 or           100
       53            164              67            118            older


DEATH BENEFIT OPTIONS

     The Policy provides three Death Benefit Options as shown below. You choose the Death Benefit Option on the application for the Policy. Subject to certain limitations, you can change the Death Benefit Option after issuance of the Policy. See "Death Benefit -- Change in Death Benefit Option".

     The Death Benefit prior to Age 100 of the younger Joint Insured depends on the Death Benefit Option chosen as described below regardless of the Death Benefit Option chosen. The Death Benefit after Age 100 of the younger Joint Insured is the Accumulation Value.


     OPTION A (LEVEL AMOUNT OPTION). Prior to Age 100 of the younger Joint Insured, the Death Benefit is the greater of the current Face Amount of the Policy or the Corridor Percentage of Accumulation Value on the Valuation Date on or next following the date of the Insured's death. Under Option A, the Death Benefits will remain level unless the Corridor Percentage of Accumulation Value exceeds the current Face Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies.

     OPTION B (VARIABLE AMOUNT OPTION). Prior to Age 100 of the younger Joint Insured, the Death Benefit is equal to the greater of the current Face Amount plus the Accumulation Value of the Policy, or the Corridor Percentage of the Accumulation Value on the Valuation Date on or next following the date of the Insured's death. Under Option B, the amount of the Death Benefit will always vary as the AccumulationValue varies.

     OPTION C (FACE AMOUNT PLUS PREMIUM AMOUNT OPTION). Prior to Age 100 of the younger Joint Insured, the Death Benefit is the greater of the Face Amount plus cumulative premiums less cumulative withdrawals, or the Corridor Percentage of the Accumulation Value on the Valuation Date following the date of the Insured's death. Under Option C, the amount of the Death Benefit will vary as the premiums are paid or withdrawals are made, or if the Corridor Percentage of the Accumulation Value exceeds the current Face Amount.

WHICH DEATH BENEFIT OPTION TO CHOOSE

     If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose the Variable Amount Option. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulation Value and lower cost of insurance charges, you should choose the Level Amount Option. If you require a specific Death Benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, Option C may meet your needs.

REQUESTED CHANGES IN FACE AMOUNT

     Subject to certain limitations, you may request an increase or decrease in the Face Amount. We will not permit increases and decreases in the Face Amount during the first four Policy Years.

     INCREASES. For an increase in the Face Amount, you must submit a written request to us. We may also require additional evidence of insurability satisfactory to us. The effective date of the increase will be the Monthly Anniversary on or next following our approval of the increase. The increase may not be less than $5,000. We will currently permit increases up to any Joint Insured Age 85, if our requirements are met. We will deduct any charges associated with the increase (the increases in the cost of insurance and the Surrender Charge upon lapse or total surrender -- see "Effect of Requested Changes in Face Amount" below) from the Accumulation Value, whether or not you pay an additional premium in connection with the increase. You will be entitled to limited free look rights with respect to requested increases in Face Amount. See "Free Look Rights".

     DECREASES. For a decrease in the Face Amount, you must submit a written request to us. Any decrease in the Face Amount will be effective on the Monthly Anniversary on or next following our receipt of a written request. You cannot request a decrease in the Face Amount more frequently than once every six months. The Face Amount remaining in force after any requested decrease may not be less than the Minimum Face Amount shown in the Policy. Under our current rules, the Minimum Face Amount is $250,000, but we reserve the right to establish a different Minimum Face Amount in the future. The Minimum Face Amount in New Jersey is $500,000. If, following a decrease in Face Amount, the Policy would no longer qualify as life insurance under Federal tax law (see "Federal Tax Matters -- Tax Status of the Policy"), we will limit the decrease to the extent necessary to meet these requirements.

     For purposes of determining the cost of insurance, we will apply decreases in the Face Amount to reduce the current Face Amount in the following order:

     (1)  The Face Amount provided by the most recent increase;

     (2)  The next most recent increases successively; and

     (3)  The Face Amount when the Policy was issued.

     By reducing the current Face Amount in this manner, the Rate Class applicable to the most recent increase in Face Amount will be eliminated first, then the Rate Class applicable to the next most recent increase, and so on, for the purposes of calculating the cost of insurance. This assumption will affect the cost of insurance under the Policy only if different Rate Classes have been applied to the current Face Amount. A Rate Class is a group of Insureds we determine based upon our expectation that they will have similar mortality experience. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk (for example, a 200% Rate Class or a 300% Rate Class). In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower cost of insurance than an Insured in a substandard Rate Class with higher mortality risks. See "Deductions and Charges -- Monthly Deduction".

     For example, assume that the initial Face Amount was $50,000 with a standard Rate Class, and that successive increases of $25,000 (at a Rate Class of 200%) and $50,000 (at a Rate Class of 300%) were added. If a decrease of $50,000 or less is requested, the amount of insurance at a 300% Rate Class will be reduced first. If a decrease of more than $50,000 is requested, the amount at a 300% Rate Class will be eliminated, and the excess over $50,000 will next reduce the amount of insurance at a 200% Rate Class.

     EFFECT OF REQUESTED CHANGES IN FACE AMOUNT. An increase or decrease in Face Amount will affect the Monthly Deduction because the cost of insurance depends upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction". An increase in the Face Amount will increase the Surrender Charge and Monthly Amount Charge, but a decrease in the Face Amount will not reduce the Surrender Charge or the Monthly Amount Charge. The Surrender Charge is, however, imposed only upon lapse or total surrender of the Policy and not upon a requested decrease in Face Amount. See "Deductions and Charges -- Surrender Charge".

     An increase in the Face Amount will increase the Minimum Monthly Premium as of the effective date of the increase. Therefore, additional premium payments may be required to maintain the Death Benefit Guarantee. A decrease in the Face Amount will reduce the Minimum Monthly Premium as of the effective date of the decrease. A Face Amount decrease may also shorten the Death Benefit Guarantee Period if a term insurance rider is attached. See "Death Benefit Guarantee".

     The additional Surrender Charge on a requested increase in the Face Amount will reduce the Cash Surrender Value (which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions). If the resulting Cash Surrender Value is not sufficient to cover the Monthly Deduction, the Policy may lapse unless the Death Benefit Guarantee is in effect. See "Policy Lapse and Reinstatement -- Lapse" and "Death Benefit Guarantee".

INSURANCE PROTECTION

     As your insurance needs change, you may increase or decrease the pure insurance protection provided by the Policy (that is, the difference between the Death Benefit and the Accumulation Value) in one of several ways. These ways include:

     o increasing or decreasing the Face Amount of insurance, changing the level of premium payments, and,

     o    making a partial withdrawal under the Policy.

     Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

     o AN INCREASE IN THE FACE AMOUNT (which is generally subject to underwriting approval -- see "Death Benefit -- Requested Changes in Face Amount") will likely increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the resultant corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

     o A DECREASE IN THE FACE AMOUNT will, subject to the corridor percentage limitations (see "Death Benefit -- Death Benefit Options"), decrease the pure insurance protection without reducing the Accumulation Value. If the Face Amount is decreased, the Cost of Insurance charges generally will decrease as well. (Note that the Surrender Charge will not be reduced. See "Deductions and Charges -- Surrender Charge".)

     o A CHANGE IN THE LEVEL OF PREMIUM can have a variety of effects, as follows.

               Under the Level Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, (a) an increased level of premium payments will reduce the amount of pure insurance protection, and (b) a reduced level of premium payments will increase the amount of pure insurance protection.

               Under the Variable Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount plus the Accumulation Value, the level of premium payments will not affect the amount of pure insurance protection. (However, both the Accumulation Value and the Death Benefit will be increased if premium payments are increased, and reduced if premium payments are reduced.)

               Under the Face Plus Premium Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, the level of premium payments will affect the amount of pure insurance protection.

               Under any Death Benefit Option, if the Death Benefit is the corridor percentage of Accumulation Value, then (a) an increased level of premium payments will increase the amount of pure insurance protection (subject to underwriting approval -- see "Payment and Allocation of Premiums -- Amount and Timing of Premiums"), and (b) a reduced level of premium payments will reduce the pure insurance protection.

     o A PARTIAL WITHDRAWAL will reduce the Death Benefit. See "Surrender Benefits -- Partial Withdrawal". However, it has a limited effect on the amount of pure insurance protection and charges under the Policy, because the decrease in the Death Benefit is usually equal to the amount of Accumulation Value withdrawn. The primary use of a partial withdrawal is to withdraw Accumulation Value. Furthermore, it results in a reduced amount of Accumulation Value and increases the possibility that the Policy will lapse.

     YOU SHOULD CONSIDER THE TECHNIQUES DESCRIBED IN THIS SECTION FOR CHANGING THE AMOUNT OF PURE INSURANCE PROTECTION UNDER THE POLICY (FOR EXAMPLE, CHANGING THE FACE AMOUNT, MAKING A PARTIAL WITHDRAWAL, AND CHANGING THE AMOUNT OF PREMIUM PAYMENTS) TOGETHER WITH THE OTHER RESTRICTIONS AND CONSIDERATIONS DESCRIBED ELSEWHERE IN THIS PROSPECTUS.

CHANGING THE DEATH BENEFIT OPTION

     After the fourth Policy Year, you may change the Death Benefit Option. We allow changes from Option A to Option B, from Option B to Option A, and, currently, from Option C to Option A. We will not allow changes to Option C after issue. You must submit a written request to change the Death Benefit Option. A change in the Death Benefit Option will also change the Face Amount. If the Death Benefit Option is changed from the Level Amount Option to the Variable Amount Option, the Face Amount will be decreased by an amount equal to the Accumulation Value on the effective date of the change. You cannot change from the Level Amount Option to the Variable Amount Option if the resulting Face Amount would fall below the minimum Face Amount (currently $250,000).

     If you change the Death Benefit Option from the Variable Amount Option to the Level Amount Option, we will increase the Face Amount by an amount equal to the Policy's Accumulation Value on the effective date of the change. If you change from Option C to Option A, we will increase the Face Amount by an amount equal to cumulative premiums less cumulative withdrawals taken.

     An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the future Monthly Deductions because the cost of insurance depends upon the Face Amount. A change in the Face Amount resulting from a change in the Death Benefit Option may also affect the charge for certain optional insurance benefits. See "Deductions and Charges -- Monthly Deduction". However, a Face Amount change resulting from a Death Benefit Option change will not affect the Surrender Charge or the Monthly Amount Charge.

     Unless prohibited by state law, changes in the Death Benefit Option do not currently require additional evidence of insurability.


PAYMENT AND ALLOCATION OF PREMIUMS

ISSUING THE POLICY

     An individual applying for a Policy must complete an application and personally deliver it to our licensed agent. We will only issue a Policy to an applicant where both Joint Insureds' ages are 85 or less and both supply evidence of insurability satisfactory to us. The minimum Face Amount is currently $250,000 ($500,000 for a Policy issued in New Jersey), but we reserve the right to specify a different minimum Face Amount for issuing a new Policy. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason permitted by law.

     COVERAGE. Coverage under a Policy begins on the later of the Issue Date or the date we receive at least the minimum initial premium (see immediately following section). In general, if the applicant pays at least the minimum initial premium with the application, the Issue Date will be the later of the date of the application or the date of any medical examination required by our underwriting procedures.

However, if underwriting approval has not occurred within 45 days after we receive the application or if you authorize premiums to be paid by bank account monthly deduction, the Issue Date will be the date of underwriting approval.

     If you authorize premiums to be paid by government allotment, the Issue Date generally will be, subject to our underwriting approval, the first day of the month in which we receive the first Minimum Monthly Premium through government allotment, whether or not a Minimum Monthly Premium is collected with the application. If a Minimum Monthly Premium is collected with the application, it will be allocated to the Sub-Accounts of the Variable Account and the Fixed Account on the Valuation Date next following the Issue Date.

     MINIMUM INITIAL PREMIUM. The minimum initial premium is three Minimum Monthly Premiums (see "Death Benefit Guarantee"). If, however, you authorize premiums to be paid by bank account monthly deduction or government allotment, we will accept one Minimum Monthly Premium together with the required authorization forms. The Minimum Monthly Premium is specified in the Policy and determines the payments required to maintain the Death Benefit Guarantee.

     TEMPORARY INSURANCE. At the time the application is taken, the applicant can receive temporary insurance coverage by paying a premium equal to 10% of annualized Minimum Monthly Premium. The temporary insurance will be for the Face Amount specified in the premium receipt and will be effective until the earliest of the following:

     o    The date the coverage under the Policy is effective.

     o The date the applicant receives an offer for an alternative policy, a notice of termination of temporary insurance coverage, or notice that we have rejected the application.

     o The date of death of the proposed Surviving Joint Insured, any proposed additional Insured's, or any proposed additional Joint Insured.

     o The 180th day after the date of the receipt for the temporary insurance.

ALLOCATING PREMIUMS

     We will credit the initial Net Premium and any premiums received prior to the Initial Premium Transfer Date to the Fidelity VIP Money Market Sub-Account on the later of the Policy Date or the date we receive your premium. On the Initial Premium Transfer Date, we will transfer the Variable Accumulation Value in the Fidelity VIP Money Market Sub-Account to the Fixed Account and the Sub-Accounts of the Variable Account as you designated on the Policy application. After the Initial Premium Transfer Date, we credit premiums to the Fixed Account and the Sub-Accounts of the Variable Account as you designated on the Policy application.

     You may change the premium allocation at any time by notifying us in writing. Changes will not be effective until the date we receive your request and will only affect premiums we receive on or after that date. The new premium allocation may be 100% to any Account or divided in whole percentage points totaling 100%. We reserve the right to adjust any allocation to eliminate fractional percentages. Changing the current premium allocation will not affect the allocation of existing Accumulation Value.

     CREDITING NET PREMIUMS. We will credit Net Premiums on the latest of the following dates:

     o    The Valuation Date following the date of underwriting approval.

     o    The Valuation Date on or next following the Policy Date.

     o The Valuation Date on or next following the date we receive at least the required minimum initial premium payment.

     o In the case of Policies issued under government allotment programs, the Valuation Date next following the Issue Date.

     REFUNDING PREMIUMS. We will return all premiums paid without interest if any of the following occur:

     o    We send notice to the applicant that the insurance is declined.

     o    The applicant refuses an offer for an alternative policy.

     o The applicant does not supply required medical exams or tests within 30 days of the date of the application.

     o The applicant returns the Policy under the limited free look right. See "Free Look and Conversion Rights -- Free Look Rights".

AMOUNT AND TIMING OF PREMIUMS

     The amount and frequency of premium payments will affect the Accumulation Value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect -- see "Death Benefit Guarantee"). After the initial premium, you may determine the amount and timing of subsequent premium payments within the following restrictions:

     o In most cases, we will require that you pay cumulative premiums sufficient to maintain the Death Benefit Guarantee to keep the Policy in force during at least the first several Policy Years. See "Death Benefit Guarantee."

     o    We may choose not to accept any premium less than $25.

     o We reserve the right to limit the amount of any premium payment. In general, during the first Policy Year we will not accept total premium payments in excess of $250,000 on the lives of the Joint Insureds, whether such payments are received on a Policy or on any other insurance policy issued by us or our affiliates. Also, we will not accept any premium payment in excess of $50,000 on any Policy after the first Policy Year. We may waive any of these premium limitations.

     o We may require additional evidence of insurability satisfactory to us if any premium would increase the difference between the Death Benefit and the Accumulation Value (that is, the net amount at risk). A premium payment would increase the net amount at risk if at the time of payment the Death Benefit would be based upon the applicable corridor percentage of Accumulation Value. See "Death Benefit -- Death Benefit Options".

     o In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium payments allowed for life insurance under Section 7702 of the Code. If at any time you pay a premium that would result in total premiums exceeding the current maximum premiums allowed, we will only accept that portion of the premium which would make total premiums equal the maximum. We will return any part of the premium in excess of that amount, and we will not accept further premiums until allowed by the current maximum premium limitations.

     o You may pay additional premiums (other than Planned Periodic Premiums) at any time while the Policy is in force before Age 100 of the younger Joint Insured. We may limit the number and amount of these additional payments. However you may always pay premiums if needed to keep your Policy in force for the remainder of the current Policy Year.

     o If you want to make a large premium payment under this Policy, and you wish to avoid Modified Endowment Contract classification, you may contact us in writing before making the payment and we will tell you the maximum amount which you can pay into the Policy. See "Federal Tax Matters -- Tax Status of the Policy".

PLANNED PERIODIC PREMIUMS

     You may choose a Planned Periodic Premium schedule which indicates a preference as to future amounts and frequency of payment. You may pay Planned Periodic Premiums annually, semi-annually, quarterly or, if you choose, you can pay the Planned Periodic Premiums by bank account monthly deduction or government allotment.

     Your Policy will show the amount and frequency of your initial Planned Periodic Premium. You may change the Planned Periodic Premium at any time by written request. We may limit the amount of any increase. Failure to make any Planned Periodic Premium payment will not, however, necessarily result in lapse of the Policy. On the other hand, making Planned Periodic Premium payments will not guarantee that the Policy remains in force. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement".

PAYING PREMIUMS BY MAIL

     You may pay Planned Periodic Premiums and Unscheduled Additional Premiums to the Company by mailing the payments to:

     ReliaStar Life Insurance Company
     P.O. Box 1880
     Minneapolis, Minnesota 55480-1880


DEATH BENEFIT GUARANTEE

     If you meet the requirements described below, we guarantee that we will not lapse the Policy even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. This feature of the Policy is called the "Death Benefit Guarantee". (In Maryland, this feature is referred to as the "No Lapse Guarantee.") The length of the Death Benefit Guarantee Period is specified in your Policy and is uniquely determined on a Policy by Policy basis. The Death Benefit Guarantee Period depends on the issue ages and premium classes of the Joint Insureds, Death Benefit Option, and any Optional Insurance Benefits. Certain Policy changes may also change the Death Benefit Guarantee Period. Following is a table of typical Death Benefit Guarantee Periods. The examples assume that the Joint Insureds are a male and a female, both of the same issue age, both with no substandard ratings, a $1,000,000 Face Amount, and no Optional Insurance Benefits. Policies with substandard ratings and Optional Insurance Benefits will typically have a shorter Death Benefit Guarantee Period.


                                          DEATH BENEFIT          DEATH BENEFIT
     AGE AND CLASS OF JOINT INSUREDS          OPTION            GUARANTEE PERIOD
     -------------------------------  ---------------------    -----------------
     45 Non-Tobacco ...............   A (Level)                     45 Years
     45 Non-Tobacco ...............   B (Variable)                  39 Years
     45 Non-Tobacco ...............   C (Face Plus Premium)         35 Years
     65 Non-Tobacco ...............   A (Level)                     25 Years
     65 Non-Tobacco ...............   B (Variable)                  21 Years
     65 Non-Tobacco ...............   C (Face Plus Premium)         19 Years
     45 Tobacco ...................   A (Level)                     41 Years
     45 Tobacco ...................   B (Variable)                  37 Years
     45 Tobacco ...................   C (Face Plus Premium)         34 Years
     65 Tobacco ...................   A (Level)                     23 Years
     65 Tobacco ...................   B (Variable)                  19 Years
     65 Tobacco ...................   C (Face Plus Premium)         18 Years


     In general, the two most significant benefits from the Death Benefit Guarantee are as follows. First, during the early Policy Years, the Cash Surrender Value may not be sufficient to cover the Monthly Deduction, so that the Death Benefit Guarantee will be necessary to avoid lapse of the Policy. See "Policy Lapse and Reinstatement". This occurs when the Surrender Charge exceeds the Accumulation Value in these years. In this regard, you should consider that if you request an increase in Face Amount, an additional Surrender Charge would apply for the fifteen years following the increase, which could create a similar possibility of lapse as exists during the early Policy Years. Second, to the extent the Cash Surrender Value declines due to poor investment performance, or due to an additional Surrender Charge after a requested increase, the Cash Surrender Value may not be sufficient even in later Policy Years to cover the Monthly Deduction, so that the Death Benefit Guarantee may also be necessary in later Policy Years to avoid lapse of the Policy. THUS, EVEN THOUGH THE POLICY PERMITS PREMIUM PAYMENTS THAT ARE LESS THAN THE MINIMUM MONTHLY PREMIUMS, YOU MAY LOSE THE SIGNIFICANT PROTECTION PROVIDED BY THE DEATH BENEFIT GUARANTEE BY PAYING LESS THAN THE MINIMUM MONTHLY PREMIUMS.

REQUIREMENTS

     The Death Benefit Guarantee will be in effect during the specified Death Benefit Guarantee Period if the sum of all premiums paid minus any partial withdrawals and any loans are equal to or greater than the sum of the Minimum Monthly Premiums since the Policy Date, including the Minimum Monthly Premium for the current Monthly Anniversary.

     The requirements for the Death Benefit Guarantee must be satisfied as of each Monthly Anniversary, even though you do not have to pay premiums monthly.

     EXAMPLE: The Policy Date is January 1, 2000. The Minimum Monthly Premium is $1000 per month. No Policy loans or partial withdrawals are taken and no Face Amount changes have occurred.

     Case 1. You pay $1000 each month. The Death Benefit Guarantee is maintained.

     Case 2. You pay $10,000 on January 1, 2000. The $10,000 maintains the Death Benefit Guarantee without your paying any additional premiums for the next 10 months (through October 31, 2000). However, you must pay at least $1000 by November 1, 2000 to maintain the Death Benefit Guarantee through November 30, 2000.

     The amount of the initial Minimum Monthly Premium will be determined by us at issuance of the Policy and will be shown in the Policy. The initial Minimum Monthly Premium will depend upon each Joint Insured's sex, age at issue, Rate Class, optional insurance benefits added by rider, and the Initial Face Amount.

     The following Policy changes may change the Minimum Monthly Premium and the Death Benefit Guarantee Period:

     o A requested increase or decrease in the Face Amount (see "Death Benefit Requested Changes in Face Amount").

     o A change in the Death Benefit Option (see "Death Benefit -- Change in Death Benefit Option").

     o The addition or termination of a Policy rider (see "General Provisions -- Optional Insurance Benefits").

     We will notify you in writing of any changes in the Minimum Monthly Premium or the Death Benefit Guarantee Period.

     If you have not made sufficient premium payments to maintain the Death Benefit Guarantee as of any Monthly Anniversary, we will send you notice of the premium payment required to maintain the Death Benefit Guarantee. If we do not receive the required premium payment within 61 days from the date of our notice, the Death Benefit Guarantee will terminate. You can reinstate the Death Benefit Guarantee within the first five Policy Years by paying any past due Minimum Monthly Premiums. After the first five Policy Years, a lapsed Death Benefit Guarantee cannot be reinstated.

     Even if the Death Benefit Guarantee terminates, the Policy will not necessarily lapse. For a discussion of the circumstances under which the Policy may lapse. See "Policy Lapse and Reinstatement".


ACCUMULATION VALUE

     The Accumulation Value of the Policy (that is, the total value attributable to a specific Policy in the Variable Account and the Fixed Account) is equal to the sum of the Variable Accumulation Value (the value attributable to the Variable Account) plus the Fixed Accumulation Value (the value attributable to the Fixed Account). You should distinguish the Accumulation Value from the Cash Surrender Value that would actually be paid to you upon total surrender of the Policy, which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender". You should also distinguish the Accumulation Value from the Cash Value, which determines the amount available for Policy loans, and is the Accumulation Value less any Surrender Charge. See "Policy Loans."

     The Variable Accumulation Value will generally vary daily and will increase or decrease to reflect the investment performance of the Funds in which Sub-Accounts of the Variable Account have been invested.

     We will increase the Variable Accumulation Value by:

     o    any Net Premiums credited to the Variable Account, and

     o    any transfers from the Fixed Account.

     We will reduce the Variable Accumulation Value by:

     o    the Monthly Deduction attributable to the Variable Account,

     o    partial withdrawals from the Variable Account,

     o any transfer and partial withdrawal charges attributable to the Variable Account, and

     o any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred from the Variable Account to the Fixed Account as security for Policy loans -- see "Policy Loans").

     We will increase the Fixed Accumulation Value by:

     o    any Net Premiums credited to the Fixed Account,

     o any interest credited to the Fixed Account (determined at our discretion, but guaranteed not to be less than 3%), and

     o any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred to the Fixed Account as security for Policy loans -- see "Policy Loans").

     We will reduce the Fixed Accumulation Value by:

     o    the Monthly Deduction attributable to the Fixed Account,

     o    partial withdrawals from the Fixed Account,

     o any transfer and partial withdrawal charges attributable to the Fixed Account, and

     o any amounts transferred from the Fixed Account to the Variable Account.

     See Appendix B for a detailed discussion of the calculation of Accumulation Value.

ILLUSTRATION OF POLICY BENEFITS

     In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the Insured under your Policy and such factors as the specified face amount, death benefit option, premium payment amounts and rates of return (within limits) that you request. You can request such illustrations at any time.


     We have filed an example of such an illustration as an exhibit to the Registration Statement as referred to on page 49 of this prospectus. This form of illustration is available to you upon request and is incorporated herein by reference. There may be state specific product features that make the illustrations applicable to you different from the form of illustration shown in the exhibit. In addition, personalized illustrations may be based upon a weighted average rather than an arithmetic average of Fund expenses.


SPECIALIZED USES OF THE POLICY

     Because the Policy provides for an accumulation of Cash Surrender Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of the Sub-Accounts to which Accumulation Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Accumulation Value or Cash Surrender Value to fund the purpose for which the Policy was purchased. Withdrawals and Policy loans may significantly affect current and future Accumulation Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Sub-Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Federal Tax Matters".


POLICY LAPSE AND REINSTATEMENT

     LAPSE. Unlike traditional life insurance policies, the failure to make a Planned Periodic Payment will not by itself cause the Policy to lapse (terminate). If the Death Benefit Guarantee is not in effect, the Policy will lapse only if, as of any Monthly Anniversary, the Cash Surrender Value is less than the Monthly Deduction due, and a grace period of 61 days expires without a sufficient payment.

     During the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that premium payments sufficient to maintain the Death Benefit Guarantee will be required to avoid lapse. See "Death Benefit Guarantee".

     The Policy does not lapse, and the insurance coverage continues, until the expiration of a 61-day grace period which begins on the date we send you written notice indicating that the Cash Surrender Value is less than the Monthly Deduction due. Our written notice will indicate the amount of the payment required to avoid lapse. If you do not make a sufficient payment within the grace period, then the Policy will lapse without value.

     If the Surviving Joint Insured dies during the grace period, the proceeds payable will equal the amount of the Death Benefit on the Valuation Date on or next following the date of the Surviving Joint Insured's death, reduced by any Loan Amount and any unpaid Monthly Deductions.

     If the Death Benefit Guarantee is in effect, we will not lapse the Policy. See "Death Benefit Guarantee".

     REINSTATEMENT. Reinstatement means putting a lapsed Policy back in force. You may reinstate a lapsed Policy by written request any time within five years after it has lapsed if it has not been surrendered for its Cash Surrender Value.

     To reinstate the Policy and any riders you must submit evidence of insurability satisfactory to us that each Joint Insured is still insurable, or if the policy lapsed after the first death of the Joint Insured, then evidence of insurability for the Surviving Joint Insured. You must pay a premium large enough such that the Net Premium is as large as the sum of the Surrender Charge after reinstatement, plus the Monthly Deductions for the date of reinstatement and the following Monthly Anniversary.

     A lapsed Death Benefit Guarantee cannot be reinstated after the fifth Policy Year.


SURRENDER BENEFITS

     Subject to certain limitations, you may make a total surrender of the Policy or a partial withdrawal of the Policy's Cash Surrender Value by sending us a written request. We will determine the amount available for a total surrender or partial withdrawal at the end of the Valuation Period when we receive your written request. Generally, we will pay any amounts from the Variable Account upon total surrender or partial withdrawal within seven days after we receive your written request. We may postpone payments, however, in certain circumstances. See "General Provisions -- Postponement of Payments".

TOTAL SURRENDER

     You may surrender the Policy at any time for its Cash Surrender Value by making a written request. The Cash Surrender Value is the Accumulation Value of the Policy reduced by any Surrender Charge, Loan Amount and unpaid Monthly Deductions. If the Cash Surrender Value at the time of a surrender exceeds $25,000, the written request must include a Signature Guarantee. Appendix C shows an illustration of Accumulation Values, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected Ages and Face Amounts.

PARTIAL WITHDRAWAL

     After the first Policy Year, you may withdraw part of the Cash Surrender Value by sending us a written request. If the amount being withdrawn exceeds $25,000, then the written request must include a Signature Guarantee. We currently allow only one partial withdrawal in any Policy Year. We currently make a $10 charge for each partial withdrawal. We guarantee that this charge will not exceed $25 for each partial withdrawal. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges". The amount of any partial withdrawal must be at least $500 and, during the first 15 Policy Years, may not be more than 20% of the Cash Surrender Value on the date we receive your written request.

     Unless you specify a different allocation, we make partial withdrawals from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis based upon the Accumulation Value. We will determine these proportions at the end of the Valuation Period during which we receive your written request. For purposes of determining these proportions, we first subtract any outstanding Loan Amount from the Fixed Accumulation Value.

     EFFECT OF PARTIAL WITHDRAWALS. We will reduce the Accumulation Value by the amount of any partial withdrawal. We will also reduce the Death Benefit by the amount of the withdrawal, or, if the Death Benefit is based on the corridor percentage of Accumulation Value (see "Death Benefit -- Death Benefit Options"), by an amount equal to the corridor percentage times the amount of the partial withdrawal.

     If the Level Amount Option is in effect, we will reduce the Face Amount by the amount of the partial withdrawal. When increases in the Face Amount have occurred previously, we reduce the current Face Amount by the amount of the partial withdrawal in the following order:

     (1)  The Face Amount provided by the most recent increase;

     (2)  The next most recent increases successively; and

     (3)  The Face Amount when the Policy was issued.

     (This assumption also applies to requested decreases in Face Amount -- see "Death Benefit -- Requested Changes in Face Amount".) Thus, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the Policy. See "Death Benefit -- Requested Changes in Face Amount", "Deductions and Charges -- Monthly Deduction" and "Death Benefit -- Insurance Protection".

     We do not allow a partial withdrawal if the Face Amount after a partial withdrawal would be less than the Minimum Face Amount.

     If the Variable Amount Option or the Face Plus Premium Amount Option is in effect, a partial withdrawal does not affect the Face Amount.

     A partial withdrawal may also cause the termination of the Death Benefit Guarantee because we deduct the amount of the partial withdrawal from the total premiums paid in calculating whether you have paid sufficient premiums in order to maintain the Death Benefit Guarantee.

     Like partial withdrawals, Policy loans are a means of withdrawing money from the Policy. See "Policy Loans". A partial withdrawal or a Policy loan may have tax consequences depending on the circumstances of such withdrawal or loan. See "Federal Tax Matters -- Tax Status of the Policy".


TRANSFERS

     You may transfer all or part of the Variable Accumulation Value between the Sub-Accounts or to the Fixed Account subject to any conditions the Funds whose shares are involved may impose. You must make your transfer request in writing unless you have completed a telephone transfer authorization form. You may also direct us to automatically make periodic transfers under the Dollar Cost Averaging or Portfolio Rebalancing services as described below.

     To transfer all or part of the Variable Accumulation Value from a Sub-Account, we redeem Accumulation Units and reinvest their values in other Sub-Accounts, or the Fixed Account, as you direct in your request. We will effect transfers, and determine all values in connection with transfers, at the end of the Valuation Period during which we receive your request, except as otherwise specified for the Dollar Cost Averaging or Portfolio Rebalancing services. With respect to future Net Premium payments, however, your current premium allocation will remain in effect unless (1) you have requested the Portfolio Rebalancing service, or (2) you are transferring all of the Variable Accumulation Value from the Variable Account to the Fixed Account in exercise of conversion rights. See "Free Look and Conversion Rights -- Conversion Rights".

     Transfers from the Fixed Account to the Variable Account are subject to the following additional restrictions:

     o your transfer request must be postmarked no more than 30 days before or after the Policy Anniversary in any year, and only one transfer is permitted during this period,

     o you may only transfer up to 50% of the Fixed Accumulation Value, less any Loan Amount, unless the balance, after the transfer, would be less than $1,000, in which event you may transfer the full Fixed Accumulation Value, less any Loan Amount, and

     o you must transfer at least the lesser of $500 or the total Fixed Accumulation Value, less any Loan Amount.

Some of these restrictions may be waived for transfers due to the Portfolio Rebalancing service.

     TELEPHONE/FAX INSTRUCTIONS. You are allowed to enter certain types of instructions either by telephone or by fax if you complete a telephone/fax instruction authorization form. If you complete the form, you can enter the following types of instructions by telephone or fax:

     o    transfers between Sub-Accounts

     o    changes of allocations among fund options

By completing the telephone/fax form, you agree that we will not be liable for any loss, liability, cost or expense when we act in accordance with the telephone/fax transfer instructions that we receive or are recorded on voice recording equipment. If we later determine that you did not make a telephone/fax transfer request or the request was made without your authorization, and loss results from such unauthorized transfer, you bear the risk of this loss. We consider any requests made via fax as telephone requests and such requests are bound by the conditions in the telephone/fax transfer authorization form you sign. Any fax request should include your name, daytime telephone number, Policy number and, in the case of transfers, the names of the Sub-Accounts from which and to which money will be transferred and the allocation percentage. ReliaStar will employ reasonable procedures to confirm that instructions communicated by telephone/fax are genuine. If we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone/fax instructions, providing written confirmation of such instructions, and/or tape recording telephone instructions.

     DOLLAR COST AVERAGING SERVICE. You may request this service if your Accumulation Value, less any Loan Amount, is at least $5,000. If you request this service, you direct us to automatically make specific periodic transfers of a fixed dollar amount from any of the Sub-Accounts to one or more of the Sub-Accounts or to the Fixed Account. We do not permit transfers from the Fixed Account under this service. You may request that we make transfers of this type on a monthly, quarterly, semi-annual, or annual basis. This service is intended to allow you to use "Dollar Cost Averaging", a long term investment method which provides for regular investments over time. We make no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Dollar Cost Averaging service, you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     We will discontinue the Dollar Cost Averaging service immediately (1) on receipt of any request to begin a Portfolio Rebalancing service, (2) if the Policy is in the grace period on any date when Dollar Cost Averaging transfers are scheduled, or (3) if the specified transfer amount from any Sub-Account is more than the Accumulation Value in that Sub-Account.

     We reserve the right to discontinue, modify, or suspend this service. For a Policy issued in New Jersey, we may not discontinue this service, but reserve the right to charge up to $50 per transfer. Any such modification or discontinuation would not affect any Dollar Cost Averaging service requests already commenced.

     PORTFOLIO REBALANCING SERVICE. You may request this service if your Accumulation Value, less any Loan Amount, is at least $10,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation of Accumulation Value, less any Loan Amount, among the Sub-Accounts of the Variable Account and the Fixed Account. We will also change your allocation of future Net Premium payments to be equal to this specified percentage allocation. You may request that we make transfers under this service on a quarterly, semi-annual, or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives.

     The Accumulation Value in each Sub-Account of the Variable Account and the Fixed Account will grow or decline at different rates over time. Portfolio Rebalancing will periodically transfer Accumulation Values from those accounts that have increased in value to those accounts that have increased at a slower rate or declined in value. If all accounts decline in value, it will transfer Accumulation Values from those that have decreased less in value to those that have decreased more in value. We make no guarantees that Portfolio Rebalancing will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Portfolio Rebalancing service you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     If you are using the Portfolio Rebalancing service, we will discontinue this service immediately (1) on receipt of any request to change the allocation of premiums to the Fixed Account and Sub-Account of the Variable Account, (2) on receipt of any request to begin a Dollar Cost Averaging service, (3) upon receipt of any request to transfer Accumulation Value among the accounts, or (4) if the policy is in the grace period or the Accumulation Value, less any Loan Amount, is less than $7,500 on any Valuation Date when Portfolio Rebalancing transfers are scheduled.

     We reserve the right to discontinue, modify, or suspend this service. For a Policy issued in New Jersey, we may not discontinue this service, but reserve the right to charge up to $50 per transfer. Any such modification or discontinuation could affect Portfolio Rebalancing services currently in effect, but only after 30 days notice to affected Policy owners.

     TRANSFER LIMITS. We currently do not limit the number of transfers, although we reserve the right to limit you to no more than 12 transfers per Policy Year. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction. Transfers made due to the Dollar Cost Averaging or Portfolio Rebalancing services do not currently count toward the limit on number of transfers.

     TRANSFER CHARGES. We currently make no charge for the first 24 transfers during a Policy Year. We make a $25 charge for each subsequent transfer. We reserve the right to make a charge not to exceed $25 for each transfer for the duration of the Policy. Further, no charge currently is made for transfers to implement Dollar Cost Averaging and Portfolio Rebalancing. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges". In no event, however, will we impose any charge in connection with the exercise of a conversion right or transfers occurring as the result of Policy Loans. All transfers are also subject to any charges and conditions imposed by the Fund whose shares are involved. We will treat all transfers that are effective on the same Valuation Date as one transfer transaction for the purpose of assessing any transfer charge.


POLICY LOANS

     GENERAL. As long as the Policy remains in effect, you may borrow money from us using the Policy as security for the loan. We reserve the right to limit loans during the first Policy year (except that persons in Indiana and New Jersey may take loans during the first Policy year if there is a Loan Amount). The maximum amount you may borrow at any time is equal to the loan value of the Policy, which is equal to 90% of the Cash Value less the existing Loan Amount, except that under Policies issued in Texas the percentage is 100%. Each Policy loan must be at least $500, except in Connecticut it must be at least $200. After the older Joint Insured reaches age 65, we currently allow 100% of the Cash Surrender Value to be borrowed.

     You can make loan requests in writing or by telephoning us on any Valuation Date. Any loan request in excess of $25,000 will require a Signature Guarantee. Telephone loan requests cannot exceed $10,000. We currently do not require any election form to make telephone loan requests. We will employ reasonable procedures to confirm that loan requests made by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmations of such instructions and/or tape recording telephone instructions.

     Policy loans have priority over the claims of any assignee or other person. You may repay a Policy loan in whole or in part at any time while any Joint Insured is alive.

     We will normally pay the loan proceeds to you within seven days after we receive your request. We may postpone payment of loan proceeds to you under certain circumstances. See "General Provisions -- Postponement of Payments".

     Payments you make generally will be treated as premium payments, rather than Policy loan repayments, unless you indicate that we should treat the payment otherwise or unless we decide, at our discretion, to apply the payment as a Policy loan repayment. As a result, unless you indicate that a payment is a loan repayment, all payments you make to the Policy will generally be subject to the Premium Expense Charge. See "Deductions and Charges -- Premium Expense Charge".

     IMMEDIATE EFFECT OF POLICY LOANS. When we make a Policy loan, we will segregate an amount equal to the Policy loan (which includes interest payable in advance) within the Accumulation Value of your Policy and hold it in the Fixed Account as security for the loan. As described below, you will pay interest to us on the Policy loan, but we will also credit interest to you on the amount held in the Fixed Account as security for the loan. We will include the amount segregated in the Fixed Account as security for the Policy loan as part of the Fixed Accumulation Value under the Policy, but we will credit that amount with interest on a basis different from other amounts in the Fixed Account.

     Unless you specify differently, amounts held as security for the Policy loan will come proportionately from the Fixed Accumulation Value and the Variable Accumulation Value (with the proportions being determined as described below). We will transfer assets equal to the portion of the Policy loan coming from the Variable Accumulation Value from the Sub-Accounts of the Variable Account to the Fixed Account, THEREBY REDUCING THE POLICY VALUE HELD IN THE SUB-ACCOUNTS. We do not treat these transfers as transfers for the purposes of assessing the transfer charge or calculating the limit on the number of transfers.

     EFFECT ON INVESTMENT PERFORMANCE. Amounts coming from the Variable Account as security for Policy loans will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Fixed Account as security for Policy loans (that is, the Loan Amount) with interest at an effective annual rate equal to 3.00%. WE WILL NOT CREDIT ADDITIONAL INTEREST TO THESE AMOUNTS. On the Policy Anniversary, we will allocate any interest credited on these amounts to the Fixed Account and the Variable Account according to the premium allocation then in effect (see "Payment and Allocation of Premiums -- Allocating Premiums").

     Although you may repay Policy loans in whole or in part at any time, Policy loans will permanently affect the Policy's potential Accumulation Value. As a result, to the extent that the Death Benefit depends upon the Accumulation Value (see "Death Benefit -- Death Benefit Options"), Policy loans will also affect the Death Benefit under the Policy. This effect could be favorable or unfavorable depending on whether the investment performance of the assets allocated to the Sub-Account(s) is less than or greater than the interest being credited on the assets transferred to the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under the Policy will be lower when such interest credited is less than the investment performance of assets held in the Sub-Account(s).

     EFFECT ON POLICY COVERAGE. We will notify you if, on any Monthly Anniversary, the Loan Amount is greater than the Accumulation Value, less the then applicable Surrender Charge. If we do not receive sufficient payment within 61 days from the date we send notice to you, the Policy will lapse and terminate without value. Our written notice to you will indicate the amount of the payment required to avoid lapse. The Policy may, however, later be reinstated. See "Policy Lapse and Reinstatement".

     A Policy loan may also cause termination of the Death Benefit Guarantee, because we deduct the Loan Amount from the total premiums paid in calculating whether you have paid sufficient premiums in order to maintain the Death Benefit Guarantee. See "Death Benefit Guarantee".

     We will reduce proceeds payable upon the death of the Insured by any Loan Amount.

     INTEREST. The interest rate charged on Policy loans will be an annual rate of 4.762%, payable in advance. After the 10th Policy Year, we currently charge interest at an annual rate of 2.913% (guaranteed not to exceed 3.382%), payable in advance, on that portion of your Loan Amount that is not in excess of (1) the Accumulation Value, less (2) the total of all premiums paid less all partial withdrawals. We will charge interest on any excess of this amount at the annual rate of 4.762%, payable in advance.

     Interest is payable in advance (for the rest of the Policy Year) at the time any Policy loan is made and at the beginning of each Policy Year thereafter (for that entire Policy Year). If you do not pay interest when due, we will deduct it from the Cash Surrender Value as an additional Policy loan (see "Immediate Effect of Policy Loans" above) and we will add it to the existing Loan Amount.

     Because we charge interest in advance, we will refund any interest that we have not earned to you upon lapse or surrender of the Policy or repayment of the Policy Loan.

     REPAYMENT OF LOAN AMOUNT. You may repay the Loan Amount any time. If not repaid, we will deduct the Loan Amount from any amount payable under the Policy. As described above, unless you provide us with notice to the contrary, we generally will treat any payments on the Policy as premium payments, which are subject to the Premium Expense Charge, rather than repayments on the Loan Amount. Any repayments on the Loan Amount will result in amounts being reallocated from the Fixed Account and to the Sub-Accounts of the Variable Account according to your current premium allocation.

     TAX CONSIDERATIONS. A Policy loan may have tax consequences depending on the circumstances of the loan. See "Federal Tax Matters -- Tax Status of the Policy".


FREE LOOK AND CONVERSION RIGHTS

FREE LOOK RIGHTS

     The Policy provides for a "free look" period after application for and issuance of the Policy. The Policy also provides for a "free look" period after any requested increase in Face Amount.

     During the free look period after application for and issuance of the Policy, you have a right to return the Policy for cancellation. You must return the Policy to your agent or us and ask us to cancel the Policy by midnight of the 10th day after receiving the Policy. Upon cancellation of the Policy, you will receive a refund of premiums paid for the Policy.

     During the free look period after a requested increase in Face Amount, you have the right to cancel the increase. You must request cancellation of the increase by midnight of the 10th day after receiving the new Policy Data Page reflecting the increase. Upon requesting cancellation of the increase, you will receive a refund, if you so request, or otherwise a restoration to the Policy's Accumulation Value (allocated among the Fixed Account and the Sub-Accounts of the Variable Account as if it were a Net Premium payment), in an amount equal to all Monthly Deductions attributable to the increase in Face Amount, including rider cost arising from the increase.

CONVERSION RIGHTS

     During the first two Policy Years and the first two years following a requested increase in Face Amount, we provide you with an option to convert the Policy or any requested increase in Face Amount to a life insurance policy under which the benefits do not vary with the investment experience of the Variable Account. We make this option available by permitting you to transfer all or a part of your Variable Accumulation Value to the Fixed Account. Conversion rights are discussed below.

     GENERAL OPTION. You may exercise your conversion right by transferring all or any part of your Variable Accumulation Value to the Fixed Account. If, at any time during the first two Policy Years or the first two years following a requested increase in Face Amount, you request transfer from the Variable Account to the Fixed Account and indicate that you are making the transfer in exercise of your conversion right, we will not assess any transfer charge on the transfer, and the transfer will not count against the limit on the number of transfers. At the time of such transfer, there is no effect on the Policy's Death Benefit, Face Amount, net amount at risk, Rate Class(es) or Issue Age -- only the method of funding the Accumulation Value under the Policy will be affected. See "Death Benefit", "Accumulation Value" and Appendix A, "The Fixed Account".

     If you transfer all of the Variable Accumulation Value from the Variable Account to the Fixed Account and indicate that you are making this transfer in exercise of your Conversion Right, we will automatically credit all future premium payments on the policy to the Fixed Account unless you request a different allocation.


ADDITIONAL INFORMATION ON THE INVESTMENTS OF THE VARIABLE ACCOUNT

INVESTMENT LIMITS

     The Variable Account currently consists of 34 investment options.

     The Fund shares may be available to fund benefits under both variable annuity and variable life contracts and policies. This could result in an irreconcilable conflict between the interests of the holders of the different types of variable contracts. The Funds have advised us that they will monitor for such conflicts and will promptly provide us with information regarding any such conflicts should they arise or become imminent, and we will promptly advise the Funds if we become aware of any such conflicts. If any such material irreconcilable conflict arises, we will arrange to eliminate and remedy such conflict up to and including establishing a new management investment company and segregating the assets underlying the variable policies and contracts at no cost to the holders of the policies and contracts.

     There also is a possibility that one Fund might become liable for any misstatement, inaccuracy or incomplete disclosure in another Fund's prospectus.

     The Funds distribute dividends and capital gains. However, we automatically reinvest distributions in additional Fund shares, at net asset value. The Sub-Account receives the distributions which are then reflected in the Unit Value of that Sub-Account. See "Accumulation Value".

     ReliaStar has entered into service arrangements with the managers or distributors of certain of the Funds. Under these arrangements, ReliaStar or its affiliates may receive compensation from affiliates of the Funds. This compensation is for providing administrative, recordkeeping, distribution and other services to the Funds or their affiliates. Such compensation is paid based upon assets invested in the particular Funds, or based on the aggregated net asset goals. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders. The percentage paid may vary from one Fund to another.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Variable Account or that the Variable Account may purchase.

     o We reserve the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in a new Fund, or in shares of another investment company, with a specified investment objective. We may establish new Sub-Accounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new Sub-Accounts available to existing Policy owners on a basis we determine.

     o We may eliminate one or more Sub-Accounts, or prohibit additional new premium or transfers into a Sub-Account, if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

     o We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another open-end, registered investment company. We will not substitute any shares attributable to your interest in a Sub-Account of the Variable Account without notice and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

     Nothing contained herein shall prevent the Variable Account from:

     o    Purchasing other securities of other Funds or classes of policies,

     o Permitting a conversion between Funds or classes of policies on the basis of requests made by Policy owners, or

     o Substituting the shares of one fund for shares of another fund in the event of a merger of funds or similar transaction.

     In the event of any such substitution, deletion or change, we may make appropriate changes in this and other policies to reflect such substitution, deletion or change. If you allocated all or a portion of your investments to any of the current funds that are being substituted for or deleted, you may transfer the portion of the Accumulation Value affected without paying a transfer charge.

     If we deem it to be in the best interests of persons having voting rights under the Policies, we may:

     o    operate the Variable Account as a management company under the 1940
          Act,

     o deregister the Variable Account under the 1940 Act in the event such registration is no longer required, or

     o    combine the Variable Account with our other separate accounts.

VOTING RIGHTS

     You have the right to instruct us how to vote the Fund shares attributable to the Policy at regular meetings and special meetings of the Funds. We will vote the Fund shares held in Sub-Accounts according to the instructions received, as long as:

     o The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940; and

     o    The Variable Account's assets are invested in Fund shares.

     If we determine that, because of applicable law or regulation, we do not have to vote according to the voting instructions received, we will vote the Fund shares at our discretion.

     All persons entitled to voting rights and the number of votes they may cast are determined as of a record date, selected by us, not more than 90 days before the meeting of the Fund. All Fund proxy materials and appropriate forms used to give voting instructions will be sent to persons having voting interests.

     We will vote any Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Policy owners, in proportion to the instructions received from all Policy owners having a voting interest in the Fund. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund, and will be voted in the same manner as are the respective account's votes.

     Owning the Policy does not give you the right to vote at meetings of our stockholders.

     DISREGARDING VOTING INSTRUCTIONS. We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of any Fund or to approve or disapprove an investment advisory contract for any Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of any Fund if we reasonably disapprove of such changes. We would disapprove a change only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or we determine that the change would have an adverse effect on the Variable Account in that the proposed investment policy for a Fund may result in speculative or unsound investments. In the event we do disregard voting instructions, we will include a summary of that action and the reasons for such action in the next annual report to owners.


GENERAL PROVISIONS

BENEFITS AFTER AGE 100

     If either of the Joint Insureds is living after age 100 of the younger Joint Insured and the Policy is in force, the Death Benefit will be the Accumulation Value.

OWNERSHIP

     While the Surviving Joint Insured is alive, subject to the Policy's provisions you may:

     o    Change the amount and frequency of premium payments.
     o    Change the allocation of premiums.
     o    Make transfers between accounts.
     o    Surrender the Policy for cash.
     o    Make a partial withdrawal for cash.
     o    Receive a cash loan.
     o    Assign the Policy as collateral.
     o    Change the beneficiary.
     o    Transfer ownership of the Policy.
     o    Enjoy any other rights the Policy allows.

     While both Joint Insureds are alive, subject to this policy's provisions, you may:

     o    Change the Death Benefit Option.
     o    Change the Face Amount.

PROCEEDS

     At the Surviving Joint Insured's death, the proceeds payable include the Death Benefit then in force:

     o Plus any additional amounts provided by rider on the life of the Surviving Joint Insured;
     o    Plus any Policy loan interest that we have collected but not earned;
     o    Minus any Loan Amount; and
     o    Minus any unpaid Monthly Deductions.

BENEFICIARY

     You may name one or more beneficiaries on the application when you apply for the Policy. You may later change beneficiaries by written request. You may also name a beneficiary whom you cannot change without his or her consent (irrevocable beneficiary). If no beneficiary is surviving when the Surviving Joint Insured dies, we will pay the Death Benefit to you, if surviving, or otherwise to your estate.

POSTPONEMENT OF PAYMENTS

     We generally make payments from the Variable Account for Death Benefits, cash surrender, partial withdrawal, or loans within seven days after we receive all the documents required for the payments.

     We may, however, delay making a payment when we are not able to determine the Variable Accumulation Value because (1) the New York Stock Exchange is closed, other than customary weekend or holiday closings, or the SEC restricts trading on the New York Stock Exchange, (2) the SEC by order permits postponement for the protection of Policyholders, or (3) the SEC determines that an emergency exists which makes disposing of securities not reasonably practicable, or which makes it not reasonably practicable to determine the value of the Variable Account's net assets. We may also postpone transfers and allocations to and from any Sub-Account of the Variable Account under these circumstances.

     We may delay any of the payments that we make from the Fixed Account for up to six months from the date we receive the documents required. We will pay interest at an effective annual rate of 3.50% if we delay payment more than 30 days. We will not credit any additional interest to any delayed payments. The time a payment from the Fixed Account may be delayed and the rate of interest paid on such amounts may vary among states.

SETTLEMENT OPTIONS

     Settlement Options are ways you can choose to have the Policy's proceeds paid. These Settlement Options apply to proceeds paid:

     o    At the Surviving Joint Insured's death.

     o    On total surrender of the Policy.

     We pay the proceeds to one or more payees. We may pay the proceeds in a lump sum or we may apply the proceeds to one of the following Settlement Options. You may request that we use a combination of Options. You must apply at least $2,500 to any Option for each payee under that Option. Under an installment Option, each payment must be at least $25.00. We may adjust the interval to make each payment at least $25.00.

     Proceeds applied to any Option no longer earn interest at the rate applied to the Fixed Account or participate in the investment performance of the Funds.

     Option 1 -- Proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval.

     Option 2 -- Proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid.

     Option 3 -- Proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid.

     Option 4 -- The proceeds provide an annuity payment with a specified number of months "certain". The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee.

     Option 5 -- The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

     INTEREST ON SETTLEMENT OPTIONS. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

     In determining amounts we pay under Options 3, 4,and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and "certain" periods under Option 4, we credit any excess interest we may declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors.

INCONTESTABILITY

     After the Policy has been in force during both Joint Insured's lifetime for two years from the Policy's Issue Date, we cannot claim the Policy is void or refuse to pay any proceeds unless the Policy has lapsed.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year contestable period measured from the effective date of the increase.

     If the Policy is reinstated, we measure the contestable period from the date of reinstatement with respect to statements made on the application for reinstatement.

MISSTATEMENT OF AGE AND SEX

     If any Joint Insured's Age or sex or both are misstated (except where unisex rates apply), the Death Benefit will be the amount that the most recent cost of insurance would purchase using the current cost of insurance rate for the correct Age and sex.

SUICIDE

     If any Joint Insured commits suicide, whether sane or insane, within two years of the Policy's Issue Date (one year in Colorado and North Dakota), we do not pay the Death Benefit. Instead, we refund all premiums paid for the Policy and any attached riders, minus any Loan Amounts and partial withdrawals.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year suicide limitation for the proceeds associated with that increase. If any Joint Insured commits suicide, whether sane or insane, within two years of the effective date of the increase, we pay the Death Benefit prior to the increase and refund the cost of insurance for that increase.

TERMINATION

     The Policy terminates when any of the following occurs:

     o    The Policy lapses. See "Policy Lapse and Reinstatement".
     o    The Surviving Joint Insured dies.
     o    You surrender the Policy for its Cash Surrender Value.
     o We amend the Policy according to the amendment provision described below and you do not accept the amendment.

AMENDMENT

     We reserve the right to amend the Policy in order to include any future changes relating to the following:

     o    Any SEC rulings and regulations.
     o The Policy's qualification for treatment as a life insurance policy under the following:
          --   The Code as amended.
          --   Internal Revenue Service rulings and regulations.
          --   Any requirements imposed by the Internal Revenue Service.

REPORTS

     ANNUAL STATEMENT. We will send you an Annual Statement once each year, showing the Face Amount, Death Benefit, Accumulation Value, Cash Surrender Value, Loan Amount, premiums paid, Planned Periodic Premiums, interest credits, partial withdrawals, transfers, and charges since the last statement.

     Additional statements are available upon request. We may make a charge not to exceed $50 for each additional Annual Statement you request.

     PROJECTION REPORT. Upon request, we will provide you a report projecting future results based on the Death Benefit Option you specify, the Planned Periodic Premiums you specify, and the Accumulation Value of your Policy at the end of the prior Policy Year. We may make a charge not to exceed $50 for each Projection Report you request after the first report and after the first report in a Policy Year.

     OTHER REPORTS. The Company will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you or other persons in your household have more than one Policy. Call 1-800-456-6965 if you need copies of financial reports, prospectuses, annual and semi-annual reports, or historical account information.

DIVIDENDS

     The Policy does not entitle you to participate in our surplus. We do not pay you dividends under the Policy.

     The Sub-Account receives any dividends paid by the related Fund. Any such dividend is credited to you through the calculation of the Sub-Account's daily Unit Value.

COLLATERAL ASSIGNMENT

     You may assign the benefits of the Policy as collateral for a debt. This limits your rights to the Cash Surrender Value and the beneficiary's rights to the proceeds. An assignment is not binding on us until we receive written notice.

OPTIONAL INSURANCE BENEFITS

     The Policy can include additional benefits, in the form of riders to the Policy, if our requirements for issuing such benefits are met. We currently offer the following benefit riders, although some riders may not be available in some states.

     FOUR YEAR TERM RIDER (FTR) -- Provides a four year, level term benefit if the Surviving Joint Insured dies during the first four Policy Years.

     SURVIVORSHIP TERM RIDER (STR) -- Provides a level term insurance benefit payable on the death of the Surviving Joint Insured if death occurs prior to age 100 of the younger Joint Insured. The current cost of insurance rates for the rider are expected to be lower than for the base Policy. In addition, the base policy's Monthly Amount Charge per $1,000 and Surrender Charge do not apply to coverage under the rider. However, the STR will cause the Death Benefit Guarantee Period of the base Policy to be shortened.

     After the tenth policy year, if the base Death Benefit is equal to the Accumulation Value multiplied by the corridor percentage (see "Death Benefit"), the STR amount may be replaced with base coverage without providing evidence of insurability. The entire rider amount must be replaced if any amount is replaced. Neither Surrender Charges nor Monthly Amount Charges will apply to the new additional base coverage. Cost of insurance rates on this new additional base coverage will be equal to the cost of insurance rates for the original base coverage.

     There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under a term rider. In some other circumstances, it may be in your interest to obtain a Policy without term rider coverage. These circumstances depend on many factors, including the premium levels and amount and duration of coverage you choose, as well as the ages, sexes, and premium classes of the Joint Insureds.

     POLICY SPLIT OPTION RIDER (PSO) -- Allows the policyowner to split the Policy into two individual permanent life insurance policies in the event of a divorce of the Joint Insureds, dissolution of a business partnership of the Joint Insureds, or if there is a change in the federal estate tax laws that would eliminate the unlimited marital deduction or reduce by at least 50% the estate taxes payable at death. Evidence of insurability on each Joint Insured may be required to exercise this option. There is no cost for this rider.

     ADDITIONAL INSURED RIDER -- Provides level term coverage to Age 100 on either of the Joint Insureds.

     FULL DEATH BENEFIT RIDER -- Changes the calculation of the Death Benefit after Age 100 of the younger Joint Insured. Without the rider, the Death Benefit after Age 100 of the younger Joint Insured is the Accumulation Value. With the rider, the Death Benefit after Age 100 of the younger Joint Insured will continue to be calculated reflecting the chosen Death Benefit Option. At Age 100 of the younger Joint Insured, all of the Variable Accumulation Value will be transferred to the Fixed Account and subsequent transfers will not be allowed. There will be no cost of insurance charges assessed after age 100 of the younger Joint Insured.


FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

     Any qualified plan contemplating the purchase of a life policy should consult a tax advisor.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited, especially for policies issued on a last survivor basis. Nevertheless, the Company believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, the Company may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their policies due to their ability to exercise investment control over these assets. Where this is the case, the policy owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an owner to allocate premium payments and Policy Accumulation Values, have not been explicitly addressed in published rulings. While the Company believes that the Policies do not give owners investment control over Variable Account assets, the Company reserves the right to modify the Policies as necessary to prevent an owner from being treated as the owner of the Variable Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. The Company believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each owner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the owner will not be deemed to be in constructive receipt of the Policy Accumulation Value until there is a distribution. When distributions from a Policy occur, including payments arising from any maturity benefits, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. The Company will monitor the Policies, however, and will attempt to notify an owner on a timely basis if it believes that such owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

     DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS ARE SUBJECT TO THE FOLLOWING TAX RULES:

     (1) All distributions, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Accumulation Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

     (2) Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

     (3) A 10 percent additional income tax is imposed on the amount included in income except where distribution or loan is made when the owner has attained age 591/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary or designated beneficiary.

     DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of an owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are not treated as distributions, except that upon lapse of a Policy any outstanding Policy loan will be deemed to be distributed.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

     POLICY LOANS. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

     MULTIPLE POLICIES. All Modified Endowment Contracts that we (or our affiliates) issue to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

TAXATION OF RELIASTAR LIFE INSURANCE COMPANY

     We do not initially expect to incur any income tax burden upon the earnings or the realized capital gains attributable to the Variable Account. Based on this expectation, we currently make no charge to the Variable Account for Federal income taxes which may be attributable to the Account. If, however, we determine that we may incur such tax burden, we may assess a charge for such burden from the Variable Account.

     We may also incur state and local taxes, in addition to premium taxes, in several states. At present these taxes are not significant. If there is a material change in state or local tax laws, we may make charges for such taxes, if any, attributable to the Variable Account.

POSSIBLE CHANGES IN TAXATION

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

OTHER CONSIDERATIONS

     The foregoing discussion is general and is not intended as tax advice. Any person concerned about these tax implications should consult a competent tax advisor. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. We make no representations as to the likelihood of continuation of these current laws and interpretations. In addition, the foregoing discussion is not exhaustive and special rules not described in this Prospectus may be applicable in certain situations. Moreover, we have made no attempt to consider any applicable state or other tax laws.


LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

     The Policy is based on actuarial tables which distinguish between men and women and therefore provide different benefits to men and women of the same Age. Employers and employee organizations should consider, in consultation with legal counsel, the impact of the Supreme Court decision of July 6, 1983 in ARIZONA GOVERNING COMMITTEE V. NORRIS. That decision stated that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Employers and employee organizations should also consider, in consultation with legal counsel, the impact of Title VII generally, and comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a Policy may be purchased.

     Because of the NORRIS decision, the charges under the Policy that vary depending on sex may in some cases not vary on the basis of the Insured's sex. Unisex rates to be provided by us will apply, if requested on the application, for tax-qualified plans and those plans where an employer believes that the NORRIS decision applies. In this case, references made to the mortality tables applicable to this Policy are to be disregarded and substituted with an 80% male 20% female blend of the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Last Birthday.


DISTRIBUTION OF THE POLICIES

     We intend to sell the Policies in all jurisdictions where we are licensed.


     The Policies will be distributed pursuant to an agreement dated January 15, 1993, between us and Washington Square Securities, Inc., (WSSI), a Minnesota corporation, which is an affiliate of ours. WSSI, located at 20 Washington Avenue South Minneapolis, Minnesota, 55401, is a securities broker-dealer organized on April 26, 1968 registered with the SEC and is a member of the National Association of Securities Dealers, Inc. It is primarily a mutual funds dealer and has dealer agreements under which it markets shares of many mutual funds. It also markets limited partnerships and other tax-sheltered or tax-deferred investments, and acts as general distributor (principal underwriter) for variable annuity and variable life insurance products issued by us. The Policies will be sold by licensed insurance agents who are also registered representatives of WSSI or of other broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. The Policies may also be sold through other broker-dealers authorized by WSSI and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.


     The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. Registered representatives who sell the Policies will receive commissions based on a commission schedule. In the first Policy Year, commissions generally will be no more than 50% of the premiums paid up to the annualized Minimum Monthly Premium, plus 2% of additional premiums. In Policy Years 2 through 10, commissions generally will be 2% of premiums paid in that year. Corresponding commissions will be paid upon a requested increase in Face Amount. In addition, a commission of .10% of the average monthly Accumulation Value excluding any Loan Amount during each Policy Year may be paid after Policy Year 10. Further, registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.


     For all Policies issued by the Select*Life Variable Account, the aggregate amounts paid to WSSI under our Distribution Agreement was $51,164,472 in 1999, $46,485,880 in 1998, and $34,572,698 in 1997.


MANAGEMENT

     The following is a list of the current directors and executive officers of the Company, their principal occupation and business experience.

                                              PRINCIPAL OCCUPATION
DIRECTORS AND OFFICERS                      AND BUSINESS EXPERIENCE
----------------------                      -----------------------

Richard R. Crowl(2)           Senior Vice President, General Counsel and
                              Secretary of ReliaStar Financial Corp. since 1996;
                              Senior Vice President and General Counsel of
                              Security-Connecticut Life Insurance Company since
                              1997; Senior Vice President, General Counsel, and
                              Assistant Secretary of Northern Life Insurance
                              Company since 1996; Senior Vice President and
                              General Counsel of ReliaStar Life Insurance
                              Company and ReliaStar Life Insurance Company of
                              New York since 1996; Senior Vice President and
                              General Counsel of ReliaStar United Services Life
                              Insurance Company from 1996 to 1998 at which time this company merged into ReliaStar Life Insurance
                              Company; Senior Vice President and General Counsel of ReliaStar Investment Research, Inc. (formerly known as Washington Square Advisers, Inc.) since
                              1986; Vice President and Associate General Counsel of ReliaStar Financial Corp. from 1989 to 1996;
                              Vice President and Associate General Counsel of
                              ReliaStar Life Insurance Company from 1985 to
                              1996; Director and Senior Vice President of various subsidiaries of ReliaStar Financial Corp.

Michael J. Dubes(2)           President and Chief Executive Officer of Northern
                              Life Insurance Company since 1994; Senior Vice
                              President of ReliaStar Life Insurance Company since 1987; Senior Vice President of
                              Security-Connecticut Life Insurance Company since
                              1999; Chairman of Washington Square Securities,
                              Inc. from 1987 to 1994; Senior Vice President of
                              ReliaStar Financial Corp. since 1997; Director and
                              Officer of various subsidiaries of ReliaStar
                              Financial Corp.

Wayne R. Huneke(2)            Senior Executive Vice President of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company since 1999; Senior Vice President of
                              ReliaStar Financial Corp. and ReliaStar Life
                              Insurance Company from 1994 to 1999; Chief
                              Financial Officer and Treasurer of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company from 1994 to 1997; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Dewette Ingham, Jr.(1)        Senior Vice President of ReliaStar Financial Corp.
                              since 1998; Corporate Vice President of R.R.
                              Donnelley & Sons Company from 1993 to 1998;
                              Director of ReliaStar Life Insurance Company.

Mark S. Jordahl(2)            President and Chief Executive Officer of ReliaStar
                              Investment Research, Inc. since 1998; Senior Vice
                              President and Chief Investment Officer of
                              Security-Connecticut Life Insurance Company since
                              2000; Senior Vice President and Chief Investment
                              Officer of ReliaStar Life Insurance Company and
                              ReliaStar Financial Corp. since 1998; Senior Vice
                              President of Security-Connecticut Life Insurance
                              Company since 1998; Vice President of ReliaStar
                              Life Insurance Company and ReliaStar Financial
                              Corp. from 1987 to 1998; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

                                               PRINCIPAL OCCUPATION
DIRECTORS AND OFFICERS                       AND BUSINESS EXPERIENCE
----------------------                       -----------------------

Kenneth U. Kuk(2)             Executive Vice President of ReliaStar Financial
                              Corp. and ReliaStar Life Insurance Company since
                              1999; Senior Vice President of ReliaStar Financial
                              Corp. and ReliaStar Life Insurance Company from
                              1996 to 1999; Vice President of ReliaStar Life
                              Insurance Company from 1996 to 1998; Vice
                              President of ReliaStar Financial Corp. from 1991 to 1998; President of Washington Square Advisers,
                              Inc. from 1995 to 1998; Chairman of ReliaStar
                              Mortgage Corporation from 1988 to 1998; Director and Officer of various subsidiaries of ReliaStar
                              Financial Corp.

Susan W. A. Mead(2)           Vice President of ReliaStar Financial Corp. and
                              ReliaStar Life Insurance Company since 1996;
                              Second Vice President of ReliaStar Financial Corp.
                              and ReliaStar Life Insurance Company from 1992 to
                              1996; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

James R. Miller(2)            Senior Vice President and Chief Financial Officer
                              of ReliaStar Financial Corp. and ReliaStar Life
                              Insurance Company since 2000; Senior Vice
                              President, Chief Financial Officer and Treasurer of ReliaStar Financial Corp. and ReliaStar Life
                              Insurance Company from 1997 to 2000; Executive
                              Vice President and Chief Operating Officer of
                              Northern Life Insurance Company from 1992 to 1997;
                              Vice President of ReliaStar Financial Corp. from
                              1985 to 1992; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

Robert C. Salipante(2)        Chairman of Security-Connecticut Life Insurance
                              Company since 2000; President and Chief Operating
                              Officer of ReliaStar Financial Corp. and ReliaStar
                              Life Insurance Company since 1999; Senior Vice
                              President of ReliaStar Financial Corp. and
                              ReliaStar Life Insurance Company from 1996 to
                              1999; Vice Chairman of ReliaStar Life Insurance
                              Company of New York since 1999; President and
                              Chief Executive Officer of ReliaStar Life
                              Insurance Company of New York from 1998 to 1999;
                              Senior Vice President of ReliaStar Financial Corp.
                              from 1994 to 1996; Senior Vice President and Chief
                              Financial Officer of ReliaStar Financial Corp.
                              from 1992 to 1994; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

John G. Turner(2)             Chairman and Chief Executive Officer of ReliaStar
                              Financial Corp. and ReliaStar Life Insurance
                              Company since 1993; Chairman of ReliaStar United
                              Services Life Insurance Company from 1995 until its merger with ReliaStar Life Insurance Company in 1998; Chairman of ReliaStar Life Insurance
                              Company of New York since 1995; Chairman of
                              Northern Life Insurance Company since 1991;
                              Director and Officer of various subsidiaries of ReliaStar Financial Corp.

James R. Gelder(3)            President and Chief Executive Officer of ReliaStar
                              Life Insurance Company of New York since 1999;
                              Senior Vice President of ReliaStar Life Insurance
                              Company since 1999; Executive Vice President of
                              ReliaStar Life Insurance Company of New York from
                              1997 to 1999; President and Chief Executive
                              Officer of Security-Connecticut Life Insurance
                              Company since 1998; Executive Vice President and
                              Chief Operating Officer of Security-Connecticut
                              Life Insurance Company from 1997 to 1998; Vice
                              President of ReliaStar Life Insurance Company from
                              1994 to 1999; Director and Officer of various subsidiaries of ReliaStar Financial Corp.

                                               PRINCIPAL OCCUPATION
DIRECTORS AND OFFICERS                       AND BUSINESS EXPERIENCE
----------------------                       -----------------------

Paul H. Gulstrand(3)          Senior Vice President of ReliaStar Life Insurance
                              Company since 1999; Vice President of ReliaStar
                              Life Insurance Company from 1996 to 1999; Second
                              Vice President of ReliaStar Life Insurance Company from 1995 to 1996; Regional Vice President of
                              ReliaStar Life Insurance Company from 1994 to
                              1995. Blake W. Mohr(3) Senior Vice President of
                              ReliaStar Life Insurance Company since 1999; Vice
                              President of ReliaStar Life Insurance Company of
                              New York since 1997; Vice President of ReliaStar
                              Life Insurance Company from 1997 to 1999; Second
                              Vice President of ReliaStar Life Insurance Company from 1993 to 1997.

Roger A. Weber(3)             Senior Vice President of ReliaStar Life Insurance
                              Company since 1999; Vice President of ReliaStar
                              Life Insurance Company of New York since 1996;
                              Vice President of ReliaStar United Services Life
                              Insurance Company from 1996 to 1998 at which time this company merged into ReliaStar Life Insurance
                              Company; Vice President of ReliaStar Life
                              Insurance Company from 1996 to 1999; Vice
                              President and Chief Auditor of ReliaStar Financial
                              Corp. and ReliaStar Life Insurance Company in
                              1996; Second Vice President and Auditor of
                              ReliaStar Financial Corp. and ReliaStar Life
                              Insurance Company from 1989 to 1996.

Theresa A. Wurst(3)           Senior Vice President of ReliaStar Life Insurance
                              Company since 1999; Vice President of ReliaStar
                              Life Insurance Company of New York since 2000;
                              Vice President of ReliaStar Life Insurance Company from 1993 to 1999.


------------------
(1)  Director of ReliaStar Life Insurance Company

(2)  Director and Officer of ReliaStar Life Insurance Company

(3)  Officer of ReliaStar Life Insurance Company

     The Executive Committee of our Board of Directors consists of Directors Salipante, Crowl and Turner.

     The following is a list of the current directors and executive officers of the principal underwriter and their business addresses.

NAME AND PRINCIPAL
BUSINESS ADDRESS            POSITIONS AND OFFICES
----------------            ---------------------


Robert C. Salipante*        Chairman, Director

Michael J. Dubes*           Executive Vice President and Director

Brian Nygaard               Executive Vice President and Director
 1900 Monarch Tower
 3424 Peachtree Road NE
 Atlanta, Georgia 30326

Gene Grayson*               Executive Vice President, National Sales and
                            Marketing

Seth Schwartz*              Vice President and Compliance Officer

Kenneth Severud*            Vice president and Chief Operations Officer

Daniel S. Kuntz*            Assistant Vice President Chief Financial Officer and
                            Treasurer

David A. Sheridan           Vice President
 20 Security Drive
 Avon, Connecticut 06001

Susan M. Bergen*            Secretary

Loralee A. Renelt*          Assistant Secretary

Allen Kidd                  Assistant Secretary
 222 North Arch Road
 Richmond, Virginia 23236


------------------
* 20 Washington Avenue South
  Minneapolis, Minnesota 55401

STATE REGULATION

     We are subject to the laws of the State of Minnesota governing insurance companies and to regulation and supervision by the Insurance Division of the State of Minnesota. We file an annual statement in a prescribed form with the Insurance Division each year, and in each state we do business, covering our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to review by the Insurance Division and a full examination of our operations is conducted periodically (usually every three years) by the National Association of Insurance Commissioners. This regulation does not, however, involve supervision or management of our investment practices or policies.

     In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate.

     We are also subject to supervision and verification by the State of Minnesota regarding participating business allocated to the Participation Fund Account, which was established in connection with the reorganization and demutualization of the Company in 1989. The Participation Fund Account was established for the purpose of maintaining the dividend practices relative to certain policies previously issued by the Company's former Mutual Department. The Participation Fund Account is not a separate account as described under Minnesota Statutes Chapter 61A. An annual examination of the Participation Fund Account is made by independent consulting actuaries representing the Insurance Division of the State of Minnesota.

MONTANA RESIDENTS

     If you are a resident of Montana, you should disregard all Policy provisions described in the prospectus that are based on the sex of the Insured. We will issue this Policy in Montana on a unisex basis. You also should disregard references made to the mortality tables applicable to this Policy and substitute these references with an 80% male 20% female blend of the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Last Birthday. You should also be aware that the Illustration of Policy Values that are included as an exhibit to the registration statement are sex distinct and therefore, you should request a unisex illustration.

LEGAL PROCEEDINGS

     The Variable Account is not a party to any pending legal proceedings. The Company is a defendant in various lawsuits in connection with the normal conduct of its insurance operations. Some of the claims seek to be granted class action status and many of the claims seek both compensatory and punitive damages. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse impact to the financial position of the Company. It should be noted, however, that a number of financial services companies have been subjected to significant awards in connection with punitive damages claims and the Company can make no assurances that it will not be subjected to such an award. The defense of the putative class actions pending against the Company may require the commitment of substantial internal resources and the retention of legal counsel and expert advisors.

BONDING ARRANGEMENTS

     The Company maintains a blanket bond providing $25,000,000 coverage for our officers and employees and those of Washington Square Securities, Inc., (WSSI), subject to a $500,000 deductible.


LEGAL MATTERS

     Legal matters in connection with the Variable Account and the Policy described in this Prospectus have been passed upon by Stewart D. Gregg, Esquire, Attorney for the Company.

EXPERTS

     The financial statements of ReliaStar Select*Life Variable Account as of December 31, 1999 and for each of the three years then ended and the consolidated financial statements of ReliaStar Life Insurance Company and subsidiaries as of December 31, 1999 and December 31, 1998 and for the two years then ended included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The financial statements as of June 30, 2000 and for the six months then ended are unaudited.


     Actuarial matters included in this Prospectus have been examined by Craig
A. Krogstad, F.S.A., M.A.A.A., as stated in the opinion filed as an exhibit to the Registration Statement.

REGISTRATION STATEMENT CONTAINS FURTHER INFORMATION

     A Registration Statement has been filed with the SEC under the Securities Act of 1933 with respect to the Policies. This Prospectus does not contain all information included in the Registration Statement, its amendments and exhibits. For further information concerning the Variable Account, the Funds, the Policies and us, please refer to the Registration Statement.

     Statements in this Prospectus concerning provisions of the Policy and other legal documents are summaries. Please refer to the documents as filed with the SEC for a complete statement of the provisions of those documents.

     Information may be obtained from the SEC's principal office in Washington, D.C., for a fee it prescribes, or examined there without charge.

FINANCIAL STATEMENTS

     The financial statements for the Variable Account reflect the operations of the Variable Account and its Sub-Accounts as of and for the six months ended June 30, 2000; and as of December 31, 1999 and for each of the three years in the period then ended. The December 31, 1999 financial statements are audited. The June 30, 2000 financial statements are unaudited. The periods covered are not necessarily indicative of the longer term performance of the assets held in the Variable Account.


     The financial statements of ReliaStar Life Insurance Company and subsidiaries which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ReliaStar Life Insurance Company to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. These financial statements are as of and for the six months ended June 30, 2000; and as of December 31, 1999 and for each of the two years in the period ended December 31, 1999. The financial statements as of December 31, 1999 are audited. The June 30, 2000 financial statements are unaudited. The periods covered are not necessarily indicative of the longer term performance of the Company.

                         INDEPENDENT AUDITORS' REPORT




Board of Directors
ReliaStar Life Insurance Company


We have audited the accompanying combined statement of assets and liabilities of ReliaStar Select*Life Variable Account as of December 31, 1999 and the related combined statements of operations and changes in policy owners' equity (including the sub-accounts which comprise the Account) for each of the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the management of ReliaStar Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures include confirmation of the securities owned as of December 31, 1999, by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting the Select*Life Variable Account as of December 31, 1999 and the results of its operations and changes in its policy owners' equity for the years ended December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 11, 2000

                 (This page has been left blank intentionally.)

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 1999
                          (IN THOUSANDS, EXCEPT SHARES)

                                                                  SHARES       COST     MARKET VALUE
ASSETS:                                                         -----------  --------   ------------
   Investments in mutual funds at market value:
   The Alger American Fund:
    Alger American Growth Portfolio ..........................     568,379   $ 31,001   $   36,592
    Alger American MidCap Growth Portfolio ...................     154,465      4,154        4,978
    Alger American Small Capitalization Portfolio ............     117,446      5,196        6,477
   Fidelity's Variable Insurance Products Fund (VIP):
    VIP Equity-Income Portfolio -- IC Shares .................   3,874,559     78,509       99,615
    VIP Growth Portfolio -- IC Shares ........................   3,765,747    122,689      206,852
    VIP High Income Portfolio -- IC Shares ...................   1,781,115     20,894       20,144
    VIP Money Market Portfolio -- IC Shares ..................  33,296,505     33,297       33,297
    VIP Overseas Portfolio -- IC Shares ......................   1,081,911     20,259       29,688
   Fidelity's Variable Insurance Products Fund (VIP II):
    VIP II Asset Manager Portfolio -- IC Shares ..............   1,839,674     29,099       34,347
    VIP II Contrafund Portfolio -- IC Shares . ...............   2,591,694     52,826       75,548
    VIP II Index 500 Portfolio -- IC Shares ..................     505,363     64,538       84,603
    VIP II Investment Grade Bond Portfolio -- IC Shares ......     525,728      6,473        6,393
   Janus Aspen Series:
    Aggressive Growth Portfolio ..............................     437,294     16,666       26,102
    Growth Portfolio .........................................     555,135     15,075       18,680
    International Growth Portfolio ...........................     307,127      8,020       11,877
    Worldwide Growth Portfolio ...............................   1,150,408     37,676       54,932
   Neuberger Berman Advisers Management Trust:
    AMT Limited Maturity Bond Portfolio ......................     252,056      3,378        3,337
    AMT Partners Portfolio ...................................     450,351      8,460        8,845
    AMT Socially Responsive Portfolio ........................       4,049         44           47
   Northstar Galaxy Trust:
    Northstar Emerging Growth Portfolio ......................     353,924      7,096       10,349
    Northstar Growth + Value Portfolio .......................     225,243      5,847        6,766
    Northstar International Value Portfolio ..................     259,782      3,460        3,837
    Northstar Research Enhanced Index Portfolio ..............     390,993      1,901        1,951
    Northstar High Yield Bond Portfolio ......................     177,331        834          762
   OCC Accumulation Trust:
    Equity Portfolio .........................................      47,977      1,802        1,802
    Global Equity Portfolio ..................................      72,584      1,252        1,202
    Managed Portfolio ........................................     123,385      5,279        5,386
    Small Cap Portfolio ......................................     183,212      4,215        4,126
   Putnam Variable Trust:
    Putnam VT Asia Pacific Growth Fund -- Class IA Shares.....     265,928      2,500        4,598
    Putnam VT Diversified Income Fund -- Class IA Shares .....     177,824      1,904        1,766
    Putnam VT Growth and Income Fund -- Class IA Shares.......   1,411,324     36,717       37,823
    Putnam VT New Opportunities Fund -- Class IA Shares ......   1,361,731     28,126       59,290
    Putnam VT Utilities Growth and Income Fund --
     Class IA Shares .........................................     179,068      2,882        3,039
    Putnam VT Voyager Fund -- Class IA Shares ................   2,127,569     78,817      140,951
                                                                                        ----------
   Total Assets ..............................................                          $1,046,002
                                                                                        ==========
   LIABILITIES AND POLICY OWNERS' EQUITY:
   Due to ReliaStar Life Insurance Company
    for contract charges .....................................                          $       64
   Policy Owners' Equity .....................................                           1,045,938
                                                                                        ----------
    Total Liabilities and Policy Owners' Equity ..............                          $1,046,002
                                                                                        ==========


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                         CHANGES IN POLICYOWNERS' EQUITY
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                        Total All Funds
                                                     -----------------------------------------------------
                                                           1999               1998              1997
                                                     ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income ......................   $         9,107    $         7,644    $         5,580
 Reinvested capital gains ........................            41,674             34,463             14,480
 Administrative expenses .........................            (7,060)            (4,152)            (2,742)
                                                     ---------------    ---------------    ---------------
   Net investment income (loss) and
    capital gains ................................            43,721             37,955             17,318
                                                     ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            39,243             12,939              6,393
 Increase (decrease) in unrealized appreciation
  of investments .................................           152,399             55,885             46,873
                                                     ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) ....           191,642             68,824             53,266
                                                     ---------------    ---------------    ---------------
   Additions (reductions) from operations ........           235,363            106,779             70,584
                                                     ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments ............................           220,865            184,473            141,159
 Transfers between funds and/or fixed account ....              (627)              (251)                74
 Policy loans ....................................           (12,966)            (5,343)            (4,385)
 Loan collateral interest crediting ..............               692                462                292
 Surrenders ......................................           (23,743)           (16,659)            (8,917)
 Death benefits ..................................            (1,708)            (1,646)              (588)
 Costs of insurance charges ......................           (43,115)           (34,996)           (26,634)
 Death benefit guarantee charges .................            (1,938)              (630)              (439)
 Monthly expense charges .........................            (6,873)            (5,413)            (4,207)
                                                     ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions .........................           130,587            119,997             96,355
                                                     ---------------    ---------------    ---------------
   Net additions (reductions) for the year .......           365,950            226,776            166,939

Policy Owners' Equity, beginning of the year .....           679,988            453,212            286,273
                                                     ---------------    ---------------    ---------------
Policy Owners' Equity, end of the year ...........   $     1,045,938    $       679,988    $       453,212
                                                     ===============    ===============    ===============

Units Outstanding, beginning of the year .........    29,584,452.030     21,952,826.717     15,861,312.070
Units Outstanding, end of the year ...............    36,956,472.845     29,584,452.030     21,952,826.717

Net Asset Value per Unit:
   Select*Life I .................................                --                 --                 --
   Select*Life Series 2000 .......................                --                 --                 --


                                   53 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                       Alger American
                                                                      Growth Portfolio
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           22    $            3    $           --
 Reinvested capital gains ........................            1,535               182                --
 Administrative expenses .........................             (183)              (16)               --
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            1,374               169                --
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              441                37                --
 Increase (decrease) in unrealized appreciation
  of investments .................................            4,801               789                 1
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            5,242               826                 1
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            6,616               995                 1
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           10,595             2,300               175
 Transfers between funds and/or fixed account ....           15,621             2,512               175
 Policy loans ....................................             (234)              (40)               (1)
 Loan collateral interest crediting ..............               13                --                --
 Surrenders ......................................             (270)              (19)               --
 Death benefits ..................................              (18)               --                --
 Costs of insurance charges ......................           (1,284)             (194)               (6)
 Death benefit guarantee charges .................              (35)               (4)               --
 Monthly expense charges .........................             (275)              (28)               (1)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           24,113             4,527               342
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           30,729             5,522               343

Policy Owners' Equity, beginning of the year .....            5,865               343                --
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       36,594    $        5,865    $          343
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      402,669.328        34,697.106                --
Units Outstanding, end of the year ...............    1,879,018.360       402,669.328        34,697.106

Net Asset Value per Unit:
   Select*Life I .................................   $    19.144387    $    14.429571    $     9.823427
   Select*Life Series 2000 .......................   $    19.516075    $    14.592177    $     9.854808


                                   53 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                        Alger American
                                                                   MidCap Growth Portfolio
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           --    $           --    $           --
 Reinvested capital gains ........................              415                61                --
 Administrative expenses .........................              (27)               (8)               (1)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              388                53                (1)
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................               59               (30)               --
 Increase (decrease) in unrealized appreciation
  of investments .................................              622               218               (16)
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....              681               188               (16)
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            1,069               241               (17)
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            1,336             1,205               132
 Transfers between funds and/or fixed account ....              725               512               263
 Policy loans ....................................              (21)               --                (2)
 Loan collateral interest crediting ..............                1                --                --
 Surrenders ......................................              (67)               (9)               --
 Death benefits ..................................               (1)              (11)               --
 Costs of insurance charges ......................             (223)              (82)               (5)
 Death benefit guarantee charges .................               (7)               (4)               --
 Monthly expense charges .........................              (45)              (12)               (1)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            1,698             1,599               387
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......            2,767             1,840               370

Policy Owners' Equity, beginning of the year .....            2,210               370                --
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $        4,977    $        2,210    $          370
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      172,814.592        37,772.926                --
Units Outstanding, end of the year ...............      295,715.008       172,814.592        37,772.926

Net Asset Value per Unit:
   Select*Life I .................................   $    16.557934    $    12.659555    $     9.793978
   Select*Life Series 2000 .......................   $    16.879516    $    12.802277    $     9.825275


                                   53 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                       Alger American
                                                               Small Capitalization Portfolio
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           --    $           --    $           --
 Reinvested capital gains ........................              402               155                --
 Administrative expenses .........................              (32)               (8)               (1)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              370               147                (1)
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              109                 6                (5)
 Increase (decrease) in unrealized appreciation
  of investments .................................            1,171               133               (23)
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            1,280               139               (28)
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            1,650               286               (29)
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            1,603             1,373               235
 Transfers between funds and/or fixed account ....              911               555               452
 Policy loans ....................................              (20)              (19)               --
 Loan collateral interest crediting ..............                2                --                --
 Surrenders ......................................              (42)               (8)               (2)
 Death benefits ..................................               (5)               --                --
 Costs of insurance charges ......................             (236)             (124)              (14)
 Death benefit guarantee charges .................              (10)               (6)               --
 Monthly expense charges .........................              (50)              (18)               (2)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            2,153             1,753               669
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......            3,803             2,039               640

Policy Owners' Equity, beginning of the year .....            2,679               640                --
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $        6,482    $        2,679    $          640
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      230,199.995        63,628.672                --
Units Outstanding, end of the year ...............      388,991.269       230,199.995        63,628.672

Net Asset Value per Unit:
   Select*Life I .................................   $    16.369247    $    11.505655    $    10.039295
   Select*Life Series 2000 .......................   $    16.687171    $    11.635433    $    10.071361


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                       Fidelity's VIP
                                                                   Equity-Income Portfolio
                                                                          IC Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $        1,476    $        1,175    $        1,013
 Reinvested capital gains ........................            3,264             4,180             5,096
 Administrative expenses .........................             (864)             (705)             (551)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            3,876             4,650             5,558
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption of fund
  shares .........................................            6,688             2,533             1,778
 Increase (decrease) in unrealized appreciation of
  investments ....................................           (5,132)            2,086             9,445
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            1,556             4,619            11,223
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            5,432             9,269            16,781
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           15,156            18,161            17,102
 Transfers between funds and/or fixed account ....           (8,382)           (2,096)           (1,313)
 Policy loans ....................................           (2,073)           (1,121)           (1,209)
 Loan collateral interest crediting ..............              146               113                76
 Surrenders ......................................           (3,298)           (3,152)           (1,627)
 Death benefits ..................................             (420)             (264)             (160)
 Cost of insurance charges .......................           (4,541)           (4,711)           (4,240)
 Death benefit guarantee charges .................             (139)             (114)             (111)
 Monthly expense charges .........................             (625)             (659)             (596)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           (4,176)            6,157             7,922
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......            1,256            15,426            24,703

Policy Owners' Equity, beginning of the year .....           98,336            82,910            58,207
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       99,592    $       98,336    $       82,910
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    3,348,679.958     3,053,047.193     2,622,030.390
Units Outstanding, end of the year ...............    3,274,491.085     3,348,679.958     3,053,047.193

Net Asset Value per Unit:
   Select*Life I .................................   $    40.949711    $    38.822462    $    35.058961
   Select*Life Series 2000 .......................   $    25.020668    $    23.531218    $    21.080180


                                   54 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                       Fidelity's VIP
                                                                      Growth Portfolio
                                                                         IC Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $          271    $          537    $          526
 Reinvested capital gains ........................           17,026            14,057             2,357
 Administrative expenses .........................           (1,452)             (971)             (722)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................           15,845            13,623             2,161
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption of fund
  shares .........................................           10,864             4,873             2,098
 Increase (decrease) in unrealized appreciation of
  investments ....................................           28,390            22,732            14,061
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....           39,254            27,605            16,159
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........           55,099            41,228            18,320
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           22,365            21,080            21,483
 Transfers between funds and/or fixed account ....           (3,110)           (1,512)           (1,822)
 Policy loans ....................................           (3,915)           (1,618)           (1,280)
 Loan collateral interest crediting ..............              196               138                92
 Surrenders ......................................           (6,338)           (4,327)           (2,498)
 Death benefits ..................................             (409)             (370)             (160)
 Cost of insurance charges .......................           (7,181)           (6,378)           (5,741)
 Death benefit guarantee charges .................             (270)             (168)             (163)
 Monthly expense charges .........................           (1,047)             (956)             (876)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................              291             5,889             9,035
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           55,390            47,117            27,355

Policy Owners' Equity, beginning of the year .....          151,390           104,273            76,918
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $      206,780    $      151,390    $      104,273
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    4,282,470.411     3,971,201.581     3,452,718.980
Units Outstanding, end of the year ...............    4,401,398.280     4,282,470.411     3,971,201.581

Net Asset Value per Unit:
   Select*Life I .................................   $    68.164143    $    49.996221    $    36.130923
   Select*Life Series 2000 .......................   $    36.733274    $    26.727479    $    19.160956


                                   54 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                       Fidelity's VIP
                                                                    High Income Portfolio
                                                                         IC Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $        1,861    $        1,415    $        1,063
 Reinvested capital gains ........................               70               899               131
 Administrative expenses .........................             (173)             (160)             (132)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            1,758             2,154             1,062
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption of fund
  shares .........................................             (177)              210               301
 Increase (decrease) in unrealized appreciation of
  investments ....................................              (69)           (3,436)            1,318
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....             (246)           (3,226)            1,619
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            1,512            (1,072)            2,681
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            4,236             5,161             5,072
 Transfers between funds and/or fixed account ....           (4,013)             (469)           (1,001)
 Policy loans ....................................             (325)             (268)             (282)
 Loan collateral interest crediting ..............               29                21                15
 Surrenders ......................................             (557)             (740)             (397)
 Death benefits ..................................              (13)              (88)              (39)
 Cost of insurance charges .......................           (1,068)           (1,230)           (1,198)
 Death benefit guarantee charges .................              (51)              (31)              (29)
 Monthly expense charges .........................             (126)             (144)             (140)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           (1,888)            2,212             2,001
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......             (376)            1,140             4,682

Policy Owners' Equity, beginning of the year .....           20,517            19,377            14,695
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       20,141    $       20,517    $       19,377
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,053,934.152       916,625.159       773,942.356
Units Outstanding, end of the year ...............      982,653.237     1,053,934.152       916,625.159

Net Asset Value per Unit:
   Select*Life I .................................   $    30.499630    $    28.427207    $    29.952917
   Select*Life Series 2000 .......................   $    16.349223    $    15.116470    $    15.800365


                                   54 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                       Fidelity's VIP
                                                                   Money Market Portfolio
                                                                         IC Shares
                                                     --------------------------------------------------
                                                          1999               1998             1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $        1,087    $          669    $          556
 Reinvested capital gains ........................               --                --                --
 Administrative expenses .........................             (181)              (92)              (67)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              906               577               489
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption of fund
  shares .........................................               --                --                --
 Increase (decrease) in unrealized appreciation of
  investments ....................................               --                --                --
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....               --                --                --
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........              906               577               489
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           36,690            10,376            10,226
 Transfers between funds and/or fixed account ....          (14,511)           (7,227)           (5,733)
 Policy loans ....................................             (977)              (31)             (147)
 Loan collateral interest crediting ..............              100                18                13
 Surrenders ......................................             (768)             (285)             (802)
 Death benefits ..................................             (113)               (7)              (43)
 Cost of insurance charges .......................           (1,337)             (817)             (755)
 Death benefit guarantee charges .................             (534)              (55)               (8)
 Monthly expense charges .........................             (156)              (74)              (73)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           18,394             1,898             2,678
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           19,300             2,475             3,167

Policy Owners' Equity, beginning of the year .....           13,968            11,493             8,326
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       33,268    $       13,968    $       11,493
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,021,422.904       875,038.346       654,425.374
Units Outstanding, end of the year ...............    2,329,160.577     1,021,422.904       875,038.346

Net Asset Value per Unit:
   Select*Life I .................................   $    18.153875    $    17.399235    $    16.628903
   Select*Life Series 2000 .......................   $    13.611549    $    12.941412    $    12.269546


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                      Fidelity's VIP
                                                                    Overseas Portfolio
                                                                        IC Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $          489    $          551    $          411
 Reinvested capital gains ........................              789             1,626             1,630
 Administrative expenses .........................             (236)             (247)             (220)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            1,042             1,930             1,821
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            2,572             1,235               724
 Increase (decrease) in unrealized appreciation
  of investments .................................            5,914               187                 5
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            8,486             1,422               729
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            9,528             3,352             2,550
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            1,521             5,928             7,156
 Transfers between funds and/or fixed account ....           (9,986)           (2,715)           (1,515)
 Policy loans ....................................             (508)             (396)             (379)
 Loan collateral interest crediting ..............               18                44                28
 Surrenders ......................................           (1,003)             (889)             (690)
 Death benefits ..................................              (33)              (60)              (18)
 Cost of insurance charges .......................           (1,183)           (1,589)           (1,667)
 Death benefit guarantee charges .................              (27)              (37)              (43)
 Monthly expense charges .........................             (172)             (241)             (253)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................          (11,373)               45             2,619
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           (1,845)            3,397             5,169

Policy Owners' Equity, beginning of the year .....           31,514            28,117            22,948
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       29,669    $       31,514    $       28,117
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,752,679.671     1,733,459.426     1,536,316.506
Units Outstanding, end of the year ...............    1,162,674.433     1,752,679.671     1,733,459.426

Net Asset Value per Unit:
   Select*Life I .................................   $    31.755579    $    22.444163    $    20.066499
   Select*Life Series 2000 .......................   $    22.456788    $    15.745282    $    13.964753


                                   55 (Cont'd)

{WIDE TABLE CONTINUED FROM ABOVE

                                                                      Fidelity's VIP II
                                                                   Asset Manager Portfolio
                                                                         IC Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $        1,409    $        1,161    $        1,010
 Reinvested capital gains ........................            1,785             3,484             2,533
 Administrative expenses .........................             (316)             (323)             (270)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            2,878             4,322             3,273
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            2,289               274               346
 Increase (decrease) in unrealized appreciation
  of investments .................................           (1,681)              660             2,222
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....              608               934             2,568
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            3,486             5,256             5,841
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            1,752             5,834             6,096
 Transfers between funds and/or fixed account ....           (9,250)             (717)             (651)
 Policy loans ....................................             (626)             (482)             (371)
 Loan collateral interest crediting ..............               16                51                38
 Surrenders ......................................           (1,691)           (1,458)             (694)
 Death benefits ..................................              (78)              (60)              (68)
 Cost of insurance charges .......................           (1,686)           (2,041)           (2,034)
 Death benefit guarantee charges .................              (43)              (52)              (56)
 Monthly expense charges .........................             (201)             (255)             (264)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................          (11,807)              820             1,996
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           (8,321)            6,076             7,837

Policy Owners' Equity, beginning of the year .....           42,656            36,580            28,743
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       34,335    $       42,656    $       36,580
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    2,091,427.861     2,034,040.832     1,892,481.312
Units Outstanding, end of the year ...............    1,510,293.812     2,091,427.861     2,034,040.832

Net Asset Value per Unit:
   Select*Life I .................................   $    26.757824    $    24.280390    $    21.274161
   Select*Life Series 2000 .......................   $    19.272715    $    17.348504    $    15.079031


                                   55 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                     Fidelity's VIP II
                                                                   Contrafund Portfolio
                                                                         IC Shares
                                                     --------------------------------------------------
                                                         1999                1998               1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $          235    $          180    $           94
 Reinvested capital gains ........................            1,722             1,324               247
 Administrative expenses .........................             (526)             (229)             (104)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            1,431             1,275               237
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              569               651                61
 Increase (decrease) in unrealized appreciation
  of investments .................................           11,058             7,367             3,113
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....           11,627             8,018             3,174
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........           13,058             9,293             3,411
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           18,650            16,875            12,617
 Transfers between funds and/or fixed account ....            3,457               605               767
 Policy loans ....................................             (563)             (197)              (66)
 Loan collateral interest crediting ..............               14                 6                 1
 Surrenders ......................................           (1,275)             (882)             (307)
 Death benefits ..................................              (48)             (130)              (10)
 Cost of insurance charges .......................           (3,655)           (2,823)           (1,815)
 Death benefit guarantee charges .................             (127)              (15)               --
 Monthly expense charges .........................             (610)             (512)             (344)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           15,843            12,927            10,843
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           28,901            22,220            14,254

Policy Owners' Equity, beginning of the year .....           46,647            24,427            10,173
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       75,548    $       46,647    $       24,427
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,974,535.451     1,334,244.465       686,514.792
Units Outstanding, end of the year ...............    2,609,699.831     1,974,535.451     1,334,244.465

Net Asset Value per Unit:
   Select*Life I .................................   $    16.376549    $    13.286083    $    10.304064
   Select*Life Series 2000 .......................   $    29.708780    $    23.909755    $    18.395120


                                   55 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                     Fidelity's VIP II
                                                                    Index 500 Portfolio
                                                                         IC Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $          491    $          278    $           95
 Reinvested capital gains ........................              333               644               193
 Administrative expenses .........................             (592)             (229)              (91)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              232               693               197
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            2,738             1,033               427
 Increase (decrease) in unrealized appreciation
  of investments .................................            9,397             6,585             2,896
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....           12,135             7,618             3,323
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........           12,367             8,311             3,520
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           23,262            16,991             9,635
 Transfers between funds and/or fixed account ....            9,341             3,742             3,272
 Policy loans ....................................             (837)             (264)             (104)
 Loan collateral interest crediting ..............               33                14                 4
 Surrenders ......................................           (1,561)             (670)             (188)
 Death benefits ..................................             (151)              (59)               (3)
 Cost of insurance charges .......................           (4,256)           (2,579)           (1,225)
 Death benefit guarantee charges .................             (250)              (30)               (7)
 Monthly expense charges .........................             (643)             (434)             (226)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           24,938            16,711            11,158
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           37,305            25,022            14,678

Policy Owners' Equity, beginning of the year .....           47,283            22,261             7,583
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       84,588    $       47,283    $       22,261
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,628,829.448       981,434.839       441,948.368
Units Outstanding, end of the year ...............    2,420,819.714     1,628,829.448       981,434.839

Net Asset Value per Unit:
   Select*Life I .................................   $    35.507758    $    29.701980    $    23.332252
   Select*Life Series 2000 .......................   $    34.868839    $    28.934443    $    22.547720


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                      Fidelity's VIP II
                                                              Investment Grade Bond Portfolio
                                                                         IC Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $          208    $          206    $          194
 Reinvested capital gains ........................               65                25                --
 Administrative expenses .........................              (50)              (36)              (27)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              223               195               167
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................               52               128                16
 Increase (decrease) in unrealized appreciation
  of investments .................................             (383)               47                94
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....             (331)              175               110
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........             (108)              370               277
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            1,615             2,363               907
 Transfers between funds and/or fixed account ....              548            (1,154)             (169)
 Policy loans ....................................              (96)              (50)              (37)
 Loan collateral interest crediting ..............                7                 4                 2
 Surrenders ......................................             (175)             (106)              (69)
 Death benefits ..................................               (6)               (7)               (2)
 Cost of insurance charges .......................             (316)             (280)             (225)
 Death benefit guarantee charges .................              (19)               (7)               (5)
 Monthly expense charges .........................              (35)              (30)              (28)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            1,523               733               374
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......            1,415             1,103               651

Policy Owners' Equity, beginning of the year .....            4,975             3,872             3,221
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $        6,390    $        4,975    $        3,872
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      333,810.100       276,930.635       247,189.999
Units Outstanding, end of the year ...............      444,440.696       333,810.100       276,930.635

Net Asset Value per Unit:
   Select*Life I .................................   $    16.785852    $    17.100659    $    15.837535
   Select*Life Series 2000 .......................   $    13.662210    $    13.807112    $    12.685026


                                   56 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    Janus Aspen Series
                                                                Aggressive Growth Portfolio
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           98    $           --    $           --
 Reinvested capital gains ........................              168                --                --
 Administrative expenses .........................              (76)               (7)               --
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              190                (7)               --
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              870                95                (1)
 Increase (decrease) in unrealized appreciation
  of investments .................................            9,113               317                 6
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            9,983               412                 5
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........           10,173               405                 5
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            4,198               884               109
 Transfers between funds and/or fixed account ....           11,069               194               156
 Policy loans ....................................             (153)               (4)                1
 Loan collateral interest crediting ..............               13                 2                --
 Surrenders ......................................             (111)              (15)               --
 Death benefits ..................................              (16)               --                --
 Cost of insurance charges .......................             (491)              (88)               (6)
 Death benefit guarantee charges .................              (22)               (4)               --
 Monthly expense charges .........................             (144)              (13)               (1)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           14,343               956               259
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           24,516             1,361               264

Policy Owners' Equity, beginning of the year .....            1,625               264                --
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       26,141    $        1,625    $          264
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      110,510.717        24,053.408                --
Units Outstanding, end of the year ...............      790,834.555       110,510.717        24,053.408

Net Asset Value per Unit:
   Select*Life I .................................   $    32.536277    $    14.550679    $    10.925142
   Select*Life Series 2000 .......................   $    33.167484    $    14.714669    $    10.960002


                                   56 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    Janus Aspen Series
                                                                     Growth Portfolio
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           27    $           41    $            1
 Reinvested capital gains ........................               50                32                --
 Administrative expenses .........................              (92)              (10)               --
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              (15)               63                 1
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            1,286               (16)               --
 Increase (decrease) in unrealized appreciation
  of investments .................................            3,062               541                 2
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            4,348               525                 2
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            4,333               588                 3
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            4,929             1,477               157
 Transfers between funds and/or fixed account ....            6,660             2,294               136
 Policy loans ....................................              (44)                2                (3)
 Loan collateral interest crediting ..............                3                --                 1
 Surrenders ......................................             (772)              (74)               --
 Death benefits ..................................              (13)               (8)               --
 Cost of insurance charges .......................             (669)             (132)               (7)
 Death benefit guarantee charges .................              (19)               (2)               --
 Monthly expense charges .........................             (147)              (22)               (1)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            9,928             3,535               283
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           14,261             4,123               286

Policy Owners' Equity, beginning of the year .....            4,409               286                --
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       18,670    $        4,409    $          286
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      319,301.091        28,040.816                --
Units Outstanding, end of the year ...............      940,075.013       319,301.091        28,040.816

Net Asset Value per Unit:
   Select*Life I .................................   $    19.519150    $    13.665622    $    10.154694
   Select*Life Series 2000 .......................   $    19.898078    $    13.819668    $    10.187114


                                   56 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    Janus Aspen Series
                                                               International Growth Portfolio
                                                     --------------------------------------------------
                                                         1999                1998               1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           16    $           35    $            1
 Reinvested capital gains ........................               --                 5                --
 Administrative expenses .........................              (55)              (16)               (1)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              (39)               24                --
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            1,568                52                (1)
 Increase (decrease) in unrealized appreciation
  of investments .................................            3,678               190               (11)
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            5,246               242               (12)
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            5,207               266               (12)
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            2,432             1,711               250
 Transfers between funds and/or fixed account ....            1,499               745               623
 Policy loans ....................................              (39)              (11)               (2)
 Loan collateral interest crediting ..............                3                 1                --
 Surrenders ......................................              (81)              (18)               --
 Death benefits ..................................               (3)               --                --
 Cost of insurance charges .......................             (359)             (167)              (13)
 Death benefit guarantee charges .................              (15)               (5)               --
 Monthly expense charges .........................              (66)              (26)               (2)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            3,371             2,230               856
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......            8,578             2,496               844

Policy Owners' Equity, beginning of the year .....            3,340               844                --
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       11,918    $        3,340    $          844
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      296,248.488        87,549.532                --
Units Outstanding, end of the year ...............      580,535.174       296,248.488        87,549.532

Net Asset Value per Unit:
   Select*Life I .................................   $    20.176465    $    11.158415    $     9.594712
   Select*Life Series 2000 .......................   $    20.567965    $    11.284244    $     9.625377


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                     Janus Aspen Series
                                                                 Worldwide Growth Portfolio
                                                     --------------------------------------------------
                                                        1999                1998               1997
                                                     --------------    --------------    --------------
Net Investment income:
 Reinvested dividend income ......................   $           56    $          210    $            5
 Reinvested capital gains ........................               --                81                --
 Administrative expenses .........................             (270)              (57)               (3)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................             (214)              234                 2
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            3,533                99                --
 Increase (decrease) in unrealized appreciation
  of investments .................................           15,797             1,475               (16)
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....           19,330             1,574               (16)
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........           19,116             1,808               (14)
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           12,515             7,344               906
 Transfers between funds and/or fixed account ....           11,478             4,415             1,582
 Policy loans ....................................             (256)              (13)               (4)
 Loan collateral interest crediting ..............               11                 1                --
 Surrenders ......................................             (426)              (90)               (1)
 Death benefits ..................................             (148)              (53)               --
 Cost of insurance charges .......................           (1,904)             (755)              (49)
 Death benefit guarantee charges .................              (43)              (12)               --
 Monthly expense charges .........................             (348)             (106)               (7)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           20,879            10,731             2,427
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           39,995            12,539             2,413

Policy Owners' Equity, beginning of the year .....           14,952             2,413                --
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       54,947    $       14,952    $        2,413
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,180,179.061       245,314.904                --
Units Outstanding, end of the year ...............    2,640,454.020     1,180,179.061       245,314.904

Net Asset Value per Unit:
   Select*Life I .................................   $    20.456930    $    12.539787    $     9.804994
   Select*Life Series 2000 .......................   $    20.853866    $    12.681124    $     9.836310


                                   57 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                   Neuberger Berman
                                                               Advisers Management Trust
                                                            Limited Maturity Bond Portfolio
                                                     -----------------------------------------------
                                                         1999              1998             1997
                                                     -------------    -------------    -------------
Net Investment income:
 Reinvested dividend income ......................   $         115    $          79    $          --
 Reinvested capital gains ........................              --               --               --
 Administrative expenses .........................             (23)              (9)              --
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................              92               70               --
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             (27)             (21)              --
 Increase (decrease) in unrealized appreciation
  of investments .................................             (49)               1                7
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....             (76)             (20)               7
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........              16               50                7
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................           1,521            1,242              209
 Transfers between funds and/or fixed account ....             133             (296)             896
 Policy loans ....................................             (61)              (2)              (2)
 Loan collateral interest crediting ..............              --               --               --
 Surrenders ......................................             (29)              (2)              --
 Death benefits ..................................             (14)              (5)              --
 Cost of insurance charges .......................            (170)             (94)              (6)
 Death benefit guarantee charges .................              (6)              (2)              --
 Monthly expense charges .........................             (36)             (11)              (1)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................           1,338              830            1,096
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......           1,354              880            1,103

Policy Owners' Equity, beginning of the year .....           1,983            1,103               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       3,337    $       1,983    $       1,103
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     185,303.929      107,550.694               --
Units Outstanding, end of the year ...............     307,256.114      185,303.929      107,550.694

Net Asset Value per Unit:
   Select*Life I .................................   $   10.655507    $   10.584999    $   10.221530
   Select*Life Series 2000 .......................   $   10.862584    $   10.704404    $   10.254171


                                   57 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    Neuberger Berman
                                                                Advisers Management Trust
                                                                   Partners Portfolio
                                                     -----------------------------------------------
                                                         1999             1998             1997
                                                     -------------    -------------    -------------
Net Investment income:
 Reinvested dividend income ......................   $         120    $          11    $          --
 Reinvested capital gains ........................             208              342               --
 Administrative expenses .........................             (83)             (45)              (2)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             245              308               (2)
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            (153)            (137)               3
 Increase (decrease) in unrealized appreciation
  of investments .................................             529             (164)              20
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....             376             (301)              23
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........             621                7               21
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................           3,534            5,576              484
 Transfers between funds and/or fixed account ....          (4,159)           3,196            1,288
 Policy loans ....................................             (66)             (55)              (2)
 Loan collateral interest crediting ..............               2                2                1
 Surrenders ......................................            (146)             (58)              (2)
 Death benefits ..................................             (15)              --               --
 Cost of insurance charges .......................            (653)            (518)             (26)
 Death benefit guarantee charges .................             (18)             (11)              --
 Monthly expense charges .........................             (93)             (64)              (3)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................          (1,614)           8,068            1,740
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......            (993)           8,075            1,761

Policy Owners' Equity, beginning of the year .....           9,836            1,761               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       8,843    $       9,836    $       1,761
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     914,725.581      170,599.212               --
Units Outstanding, end of the year ...............     766,507.228      914,725.581      170,599.212

Net Asset Value per Unit:
   Select*Life I .................................   $   11.333244    $   10.640408    $   10.292965
   Select*Life Series 2000 .......................   $   11.553436    $   10.760407    $   10.325813


                                   57 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                    Neuberger Berman
                                                                Advisers Management Trust
                                                              Socially Responsive Portfolio
                                                     ----------------------------------------------
                                                          1999             1998            1997
                                                     -------------    -------------   -------------
Net Investment income:
 Reinvested dividend income ......................   $          --    $          --   $          --
 Reinvested capital gains ........................              --               --              --
 Administrative expenses .........................              --               --              --
                                                     -------------    -------------   -------------
   Net investment income (loss) and
    capital gains ................................              --               --              --
                                                     -------------    -------------   -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              --               --              --
 Increase (decrease) in unrealized appreciation
  of investments .................................               3               --              --
                                                     -------------    -------------   -------------
   Net realized and unrealized gains (losses) ....               3               --              --
                                                     -------------    -------------   -------------
   Additions (reductions) from operations ........               3               --              --
                                                     -------------    -------------   -------------

Policy Owners' transactions:
 Net premium payments ............................              23               --              --
 Transfers between funds and/or fixed account ....              26               --              --
 Policy loans ....................................              --               --              --
 Loan collateral interest crediting ..............              --               --              --
 Surrenders ......................................              --               --              --
 Death benefits ..................................              --               --              --
 Cost of insurance charges .......................              (3)              --              --
 Death benefit guarantee charges .................              (1)              --              --
 Monthly expense charges .........................              --               --              --
                                                     -------------    -------------   -------------
   Additions (reductions) for policy
    owners' transactions .........................              45               --              --
                                                     -------------    -------------   -------------
   Net additions (reductions) for the year .......              48               --              --

Policy Owners' Equity, beginning of the year .....              --               --              --
                                                     -------------    -------------   -------------
Policy Owners' Equity, end of the year ...........   $          48    $          --   $          --
                                                     =============    =============   =============

Units Outstanding, beginning of the year .........              --               --              --
Units Outstanding, end of the year ...............       4,350.420               --              --

Net Asset Value per Unit:
   Select*Life I .................................   $          --    $          --   $          --
   Select*Life Series 2000 .......................   $   10.754901    $          --   $          --


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                   Northstar Galaxy Trust
                                                                 Emerging Growth Portfolio
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           --    $           58    $           36
 Reinvested capital gains ........................            1,382               107                 9
 Administrative expenses .........................              (40)              (11)               (5)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            1,342               154                40
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              473                10                 3
 Increase (decrease) in unrealized appreciation
  of investments .................................            2,990               181                83
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....            3,463               191                86
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........            4,805               345               126
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            1,278               990               826
 Transfers between funds and/or fixed account ....            2,248                (2)               47
 Policy loans ....................................              (95)              (13)              (11)
 Loan collateral interest crediting ..............                1                --                --
 Surrenders ......................................              (64)              (27)              (21)
 Death benefits ..................................               (5)               --                (1)
 Cost of insurance charges .......................             (255)             (179)              (96)
 Death benefit guarantee charges .................              (17)               (1)               --
 Monthly expense charges .........................              (40)              (30)              (19)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            3,051               738               725
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......            7,856             1,083               851

Policy Owners' Equity, beginning of the year .....            2,524             1,441               590
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       10,380    $        2,524    $        1,441
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........      134,480.431        90,105.753        42,551.251
Units Outstanding, end of the year ...............      237,818.778       134,480.431        90,105.753

Net Asset Value per Unit:
   Select*Life I .................................   $    28.891610    $    12.082938    $    10.383806
   Select*Life Series 2000 .......................   $    45.340005    $    18.810805    $    16.036372


                                   58 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                   Northstar Galaxy Trust
                                                                  Growth + Value Portfolio
                                                      -------------------------------------------------
                                                           1999              1998              1997
                                                      -------------     -------------     -------------
Net investment income:
 Reinvested dividend income ......................    $          --     $          --     $           1
 Reinvested capital gains ........................            1,025                14                 7
 Administrative expenses .........................              (25)               (8)               (1)
                                                      -------------     -------------     -------------
   Net investment income (loss) and
    capital gains ................................            1,000                 6                 7
                                                      -------------     -------------     -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              586                --                 1
 Increase (decrease) in unrealized appreciation
  of investments .................................              655               277               (13)
                                                      -------------     -------------     -------------
   Net realized and unrealized gains (losses) ....            1,241               277               (12)
                                                      -------------     -------------     -------------
   Additions (reductions) from operations ........            2,241               283                (5)
                                                      -------------     -------------     -------------

Policy Owners' transactions:
 Net premium payments ............................            1,278             1,061               187
 Transfers between funds and/or fixed account ....            1,675                59               497
 Policy loans ....................................              (20)                4                (2)
 Loan collateral interest crediting ..............                1                --                --
 Surrenders ......................................              (23)               (4)               (1)
 Death benefits ..................................               --               (94)               --
 Cost of insurance charges .......................             (178)             (115)              (10)
 Death benefit guarantee charges .................               (9)               (3)               --
 Monthly expense charges .........................              (34)              (11)               (1)
                                                      -------------     -------------     -------------
   Additions (reductions) for policy
    owners' transactions .........................            2,690               897               670
                                                      -------------     -------------     -------------
   Net additions (reductions) for the year .......            4,931             1,180               665

Policy Owners' Equity, beginning of the year .....            1,845               665                --
                                                      -------------     -------------     -------------
Policy Owners' Equity, end of the year ...........    $       6,776     $       1,845     $         665
                                                      =============     =============     =============

Units Outstanding, beginning of the year .........      151,938.013        65,399.595                --
Units Outstanding, end of the year ...............      286,240.204       151,938.013        65,399.595

Net Asset Value per Unit:
   Select*Life I .................................    $   23.255009     $   12.022926     $   10.156905
   Select*Life Series 2000 .......................    $   23.706151     $   12.158465     $   10.189337


                                   58 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                 Northstar Galaxy Trust
                                                              International Value Portfolio
                                                     -----------------------------------------------
                                                          1999             1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          45    $          21    $           1
 Reinvested capital gains ........................             352               68               --
 Administrative expenses .........................             (22)              (7)              --
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             375               82                1
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             497               47               --
 Increase (decrease) in unrealized appreciation
  of investments .................................             344               33               --
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....             841               80               --
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........           1,216              162                1
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................           1,001              975              144
 Transfers between funds and/or fixed account ....             229              218              258
 Policy loans ....................................             (16)              (4)              --
 Loan collateral interest crediting ..............               3                2               --
 Surrenders ......................................             (23)              (9)              (2)
 Death benefits ..................................             (13)              --               --
 Cost of insurance charges .......................            (153)             (96)              (8)
 Death benefit guarantee charges .................              (6)              (3)              --
 Monthly expense charges .........................             (27)             (11)              (1)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................             995            1,072              391
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......           2,211            1,234              392

Policy Owners' Equity, beginning of the year .....           1,626              392               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       3,837    $       1,626    $         392
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     137,264.427       38,707.007               --
Units Outstanding, end of the year ...............     216,064.849      137,264.427       38,707.007

Net Asset Value per Unit:
   Select*Life I .................................   $   17.448357    $   11.712172    $   10.097293
   Select*Life Series 2000 .......................   $   17.787065    $   11.844211    $   10.129526


                                   58 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                 Northstar Galaxy Trust
                                                            Research Enhanced Index Portfolio
                                                     -----------------------------------------------
                                                         1999              1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          36    $          77    $          34
 Reinvested capital gains ........................              --               --                3
 Administrative expenses .........................             (15)              (7)              (3)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................              21               70               34
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             (25)             (16)               2
 Increase (decrease) in unrealized appreciation
  of investments .................................             115              (56)             (12)
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....              90              (72)             (10)
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........             111               (2)              24
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................             633              866              296
 Transfers between funds and/or fixed account ....              (9)              58               42
 Policy loans ....................................             (18)              (5)              (8)
 Loan collateral interest crediting ..............               1               --               --
 Surrenders ......................................             (17)             (13)             (13)
 Death benefits ..................................              (4)              --               (1)
 Cost of insurance charges .......................            (115)             (86)             (41)
 Death benefit guarantee charges .................             (10)              (3)              --
 Monthly expense charges .........................             (14)             (12)              (5)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................             447              805              270
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......             558              803              294

Policy Owners' Equity, beginning of the year .....           1,392              589              295
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       1,950    $       1,392    $         589
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........      96,571.672       41,273.079       22,576.638
Units Outstanding, end of the year ...............     128,528.216       96,571.672       41,273.079

Net Asset Value per Unit:
   Select*Life I .................................   $   10.808243    $   10.296187    $   10.240441
   Select*Life Series 2000 .......................   $   15.298625    $   14.457253    $   14.264010


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                Northstar Galaxy Trust
                                                               High Yield Bond Portfolio
                                                     -----------------------------------------------
                                                          1999             1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          61    $          24    $           1
 Reinvested capital gains ........................              --                1               --
 Administrative expenses .........................              (6)              (2)              --
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................              55               23                1
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              (4)             (43)              --
 Increase (decrease) in unrealized appreciation
  of investments .................................             (82)              11               (1)
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....             (86)             (32)              (1)
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........             (31)              (9)              --
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................             325              482               52
 Transfers between funds and/or fixed account ....               7               35                9
 Policy loans ....................................              (3)               2               (2)
 Loan collateral interest crediting ..............              --               --               --
 Surrenders ......................................              (2)              (1)              --
 Death benefits ..................................              --               (5)              --
 Cost of insurance charges .......................             (52)             (28)              (2)
 Death benefit guarantee charges .................              (2)              (1)              --
 Monthly expense charges .........................              (8)              (3)              --
                                                     -------------    -------------    -------------
   Additions (reductions) for policy owners'
    transactions .................................             265              481               57
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......             234              472               57

Policy Owners' Equity, beginning of the year .....             529               57               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $         763    $         529    $          57
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........      50,566.068        5,488.146               --
Units Outstanding, end of the year ...............      75,420.881       50,566.068        5,488.146

Net Asset Value per Unit:
   Select*Life I ...................................   $    9.937790    $   10.351379    $   10.373728
   Select*Life Series 2000 .........................   $   10.130924    $   10.468149    $   10.406855


                                   59 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                 OCC Accumulation Trust
                                                                    Equity Portfolio
                                                     -----------------------------------------------
                                                          1999             1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          13    $           3    $          --
 Reinvested capital gains ........................              59               12               --
 Administrative expenses .........................             (14)              (5)              --
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................              58               10               --
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              19                6                1
 Increase (decrease) in unrealized appreciation
  of investments .................................             (54)              46                8
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....             (35)              52                9
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........              23               62                9
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................             747              822               52
 Transfers between funds and/or fixed account ....            (131)             297              151
 Policy loans ....................................              (4)               1               (2)
 Loan collateral interest crediting ..............              --               --               --
 Surrenders ......................................             (12)             (10)              --
 Death benefits ..................................              (3)              --               --
 Cost of insurance charges .......................            (112)             (59)              (2)
 Death benefit guarantee charges .................              (5)              (1)              --
 Monthly expense charges .........................             (20)              (9)              --
                                                     -------------    -------------    -------------
   Additions (reductions) for policy owners'
    transactions .................................             460            1,041              199
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......             483            1,103              208

Policy Owners' Equity, beginning of the year .....           1,311              208               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       1,794    $       1,311    $         208
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     109,118.612       19,312.138               --
Units Outstanding, end of the year ...............     146,392.070      109,118.612       19,312.138

Net Asset Value per Unit:
   Select*Life I .................................   $   12.099718    $   11.895001    $   10.719660
   Select*Life Series 2000 .......................   $   12.334780    $   12.029100    $   10.753858


                                   59 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                OCC Accumulation Trust
                                                                Global Equity Portfolio
                                                     -----------------------------------------------
                                                          1999             1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          16    $           8    $           1
 Reinvested capital gains ........................             166               28               14
 Administrative expenses .........................              (9)              (4)              (1)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             173               32               14
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             108               (5)              (1)
 Increase (decrease) in unrealized appreciation
  of investments .................................             (43)              22              (29)
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....              65               17              (30)
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........             238               49              (16)
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................             296              348               51
 Transfers between funds and/or fixed account ....              43               86              272
 Policy loans ....................................             (10)              (2)               1
 Loan collateral interest crediting ..............              --               --               --
 Surrenders ......................................             (15)              (7)              --
 Death benefits ..................................             (15)              --               --
 Cost of insurance charges .......................             (55)             (39)              (5)
 Death benefit guarantee charges .................              (2)              (1)              --
 Monthly expense charges .........................             (10)              (5)              (1)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy owners'
    transactions .................................             232              380              318
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......             470              429              302

Policy Owners' Equity, beginning of the year .....             731              302               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       1,201    $         731    $         302
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........      67,997.586       31,784.854               --
Units Outstanding, end of the year ...............      88,327.523       67,997.586       31,784.854

Net Asset Value per Unit:
   Select*Life I .................................   $   13.383356    $   10.662721    $    9.487891
   Select*Life Series 2000 .......................   $   13.643299    $   10.782965    $    9.518205


                                   59 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                 OCC Accumulation Trust
                                                                    Managed Portfolio
                                                     -----------------------------------------------
                                                          1999             1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          84    $          17    $          --
 Reinvested capital gains ........................             188               56               --
 Administrative expenses .........................             (48)             (24)              (1)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             224               49               (1)
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             (23)               2               --
 Increase (decrease) in unrealized appreciation
  of investments .................................              26               74                7
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....               3               76                7
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........             227              125                6
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................           2,406            3,191              357
 Transfers between funds and/or fixed account ....          (2,222)           1,487              804
 Policy loans ....................................             (15)              (1)              (1)
 Loan collateral interest crediting ..............               2               --               --
 Surrenders ......................................             (84)             (17)              --
 Death benefits ..................................             (13)             (76)              --
 Cost of insurance charges .......................            (375)            (294)             (16)
 Death benefit guarantee charges .................              (8)              (4)              --
 Monthly expense charges .........................             (58)             (32)              (1)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy owners'
    transactions .................................            (367)           4,254            1,143
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......            (140)           4,379            1,149

Policy Owners' Equity, beginning of the year .....           5,528            1,149               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       5,388    $       5,528    $       1,149
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     507,204.969      112,854.997               --
Units Outstanding, end of the year ...............     471,347.494      507,204.969      112,854.997

Net Asset Value per Unit:
   Select*Life I .................................   $   11.226640    $   10.778607    $   10.143089
   Select*Life Series 2000 .......................   $   11.444770    $   10.900163    $   10.175476


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                 OCC Accumulation Trust
                                                                  Small Cap Portfolio
                                                     -----------------------------------------------
                                                          1999             1998            1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          15    $           3    $          --
 Reinvested capital gains ........................              --               33               --
 Administrative expenses .........................             (25)             (10)              (1)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             (10)              26               (1)
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             (62)             (13)              --
 Increase (decrease) in unrealized appreciation
  of investments .................................              66             (151)              (4)
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....               4             (164)              (4)
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........              (6)            (138)              (5)
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................           1,581            1,525              254
 Transfers between funds and/or fixed account ....             658              340              420
 Policy loans ....................................             (23)              (4)              --
 Loan collateral interest crediting ..............               1               --               --
 Surrenders ......................................             (32)              (6)              --
 Death benefits ..................................              (1)              --               --
 Cost of insurance charges .......................            (221)            (140)             (10)
 Death benefit guarantee charges .................              (8)              (3)              --
 Monthly expense charges .........................             (38)             (18)              (1)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................           1,917            1,694              663
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......           1,911            1,556              658

Policy Owners' Equity, beginning of the year .....           2,214              658               --
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       4,125    $       2,214    $         658
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     237,553.351       64,284.089               --
Units Outstanding, end of the year ...............     450,944.640      237,553.351       64,284.089

Net Asset Value per Unit:
   Select*Life I .................................   $    8.981750    $    9.223192    $   10.220080
   Select*Life Series 2000 .......................   $    9.156366    $    9.327299    $   10.252721


                                   60 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                        Putnam VT
                                                                 Asia Pacific Growth Fund
                                                                     Class IA Shares
                                                     -----------------------------------------------
                                                         1999             1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $          --    $         105    $          39
 Reinvested capital gains ........................              --               --               --
 Administrative expenses .........................             (29)             (18)             (15)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             (29)              87               24
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              30               (4)               4
 Increase (decrease) in unrealized appreciation
  of investments .................................           2,591             (145)            (410)
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....           2,621             (149)            (406)
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........           2,592              (62)            (382)
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................             303            1,150            1,417
 Transfers between funds and/or fixed account ....            (810)            (206)            (122)
 Policy loans ....................................             (40)             (14)              (9)
 Loan collateral interest crediting ..............              --                1               --
 Surrenders ......................................            (106)             (51)             (24)
 Death benefits ..................................              --               (1)              (2)
 Cost of insurance charges .......................            (166)            (183)            (194)
 Death benefit guarantee charges .................              (3)              (1)              --
 Monthly expense charges .........................             (27)             (32)             (34)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................            (849)             663            1,032
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......           1,743              601              650

Policy Owners' Equity, beginning of the year .....           2,859            2,258            1,608
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       4,602    $       2,859    $       2,258
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     317,373.587      236,947.013      144,086.091
Units Outstanding, end of the year ...............     246,200.626      317,373.587      236,947.013

Net Asset Value per Unit:
   Select*Life I .................................   $          --    $          --    $          --
   Select*Life Series 2000 .......................   $   18.686981    $    9.003039    $    9.525464


                                   60 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                       Putnam VT
                                                                 Diversified Income Fund
                                                                     Class IA Shares
                                                     -----------------------------------------------
                                                         1999              1998             1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $         163    $          88    $          86
 Reinvested capital gains ........................              --               37               14
 Administrative expenses .........................             (18)             (18)             (13)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             145              107               87
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             (78)              18               16
 Increase (decrease) in unrealized appreciation
  of investments .................................             (49)            (182)               6
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....            (127)            (164)              22
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........              18              (57)             109
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................             254              895              785
 Transfers between funds and/or fixed account ....            (800)             (71)            (100)
 Policy loans ....................................             (10)             (10)             (10)
 Loan collateral interest crediting ..............              --                1               --
 Surrenders ......................................             (58)             (53)             (27)
 Death benefits ..................................              (9)              (1)              (3)
 Cost of insurance charges .......................            (122)            (166)            (130)
 Death benefit guarantee charges .................              (3)              (1)              --
 Monthly expense charges .........................             (16)             (24)             (21)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................            (764)             570              494
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......            (746)             513              603

Policy Owners' Equity, beginning of the year .....           2,511            1,998            1,395
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       1,765    $       2,511    $       1,998
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     191,652.487      150,285.794      112,611.941
Units Outstanding, end of the year ...............     132,402.534      191,652.487      150,285.794

Net Asset Value per Unit:
   Select*Life I .................................   $   13.253124    $   13.128436    $   13.418177
   Select*Life Series 2000 .......................   $   13.339586    $   13.108403    $   13.290543


                                   60 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                         Putnam VT
                                                                   Growth and Income Fund
                                                                      Class IA Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $          492    $          458    $          283
 Reinvested capital gains ........................            2,457             2,991               690
 Administrative expenses .........................             (331)             (201)             (120)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            2,618             3,248               853
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................              685               435               123
 Increase (decrease) in unrealized appreciation
  of investments .................................           (3,184)              243             2,475
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....           (2,499)              678             2,598
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........              119             3,926             3,451
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................            9,574            10,650            10,331
 Transfers between funds and/or fixed account ....           (1,854)           (1,739)            1,033
 Policy loans ....................................             (375)             (145)              (71)
 Loan collateral interest crediting ..............               16                10                 3
 Surrenders ......................................             (812)             (753)             (288)
 Death benefits ..................................              (25)             (129)              (27)
 Cost of insurance charges .......................           (2,089)           (2,010)           (1,524)
 Death benefit guarantee charges .................              (58)              (14)               (4)
 Monthly expense charges .........................             (340)             (333)             (252)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            4,037             5,537             9,201
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......            4,156             9,463            12,652

Policy Owners' Equity, beginning of the year .....           33,662            24,199            11,547
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       37,818    $       33,662    $       24,199
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,409,556.585     1,169,049.817       691,973.875
Units Outstanding, end of the year ...............    1,559,790.647     1,409,556.585     1,169,049.817

Net Asset Value per Unit:
   Select*Life I .................................   $    23.687497    $    23.505531    $    20.529605
   Select*Life Series 2000 .......................   $    24.291674    $    23.912286    $    20.717931


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
              For the years ended December 31, 1999, 1998 and 1997
                      (In Thousands, Except Value Per Unit)

                                                                          Putnam VT
                                                                    New Opportunities Fund
                                                                       Class IA Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           --    $           --    $           --
 Reinvested capital gains ........................              490               353                --
 Administrative expenses .........................             (352)             (175)              (92)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................              138               178               (92)
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            1,400               416               239
 Increase (decrease) in unrealized appreciation
  of investments .................................           22,263             5,506             3,361
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....           23,663             5,922             3,600
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........           23,801             6,100             3,508
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           10,067            11,786            11,656
 Transfers between funds and/or fixed account ....           (4,660)           (1,903)             (862)
 Policy loans ....................................             (408)             (121)             (100)
 Loan collateral interest crediting ..............               12                 4                 1
 Surrenders ......................................           (1,076)             (683)             (271)
 Death benefits ..................................              (34)              (44)               (8)
 Cost of insurance charges .......................           (2,385)           (2,195)           (1,770)
 Death benefit guarantee charges .................              (40)               (5)               --
 Monthly expense charges .........................             (442)             (412)             (343)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................            1,034             6,427             8,303
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           24,835            12,527            11,811

Policy Owners' Equity, beginning of the year .....           34,451            21,924            10,113
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $       59,286    $       34,451    $       21,924
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    1,513,397.971     1,197,940.702       681,263.859
Units Outstanding, end of the year ...............    1,537,759.325     1,513,397.971     1,197,940.702

Net Asset Value per Unit:
   Select*Life I .................................   $           --    $           --    $           --
   Select*Life Series 2000 .......................   $    38.550963    $    22.763799    $    18.301715


                                   61 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                        Putnam VT
                                                            Utilities Growth and Income Fund
                                                                     Class IA Shares
                                                     -----------------------------------------------
                                                          1999             1998            1997
                                                     -------------    -------------    -------------
Net investment income:
 Reinvested dividend income ......................   $         106    $          87    $          61
 Reinvested capital gains ........................             112              149               84
 Administrative expenses .........................             (32)             (24)             (14)
                                                     -------------    -------------    -------------
   Net investment income (loss) and
    capital gains ................................             186              212              131
                                                     -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................             279              149               40
 Increase (decrease) in unrealized appreciation
  of investments .................................            (518)             100              338
                                                     -------------    -------------    -------------
   Net realized and unrealized gains (losses) ....            (239)             249              378
                                                     -------------    -------------    -------------
   Additions (reductions) from operations ........             (53)             461              509
                                                     -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments ............................             429            1,035              903
 Transfers between funds and/or fixed account ....            (869)             108               50
 Policy loans ....................................             (43)             (34)             (17)
 Loan collateral interest crediting ..............               1                2                1
 Surrenders ......................................            (130)             (96)             (24)
 Death benefits ..................................             (10)              (4)              (3)
 Cost of insurance charges .......................            (214)            (237)            (168)
 Death benefit guarantee charges .................              (7)              (3)              (1)
 Monthly expense charges .........................             (33)             (37)             (26)
                                                     -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions .........................            (876)             734              715
                                                     -------------    -------------    -------------
   Net additions (reductions) for the year .......            (929)           1,195            1,224

Policy Owners' Equity, beginning of the year .....           3,966            2,771            1,547
                                                     -------------    -------------    -------------
Policy Owners' Equity, end of the year ...........   $       3,037    $       3,966    $       2,771
                                                     =============    =============    =============

Units Outstanding, beginning of the year .........     190,123.952      152,514.030      107,970.108
Units Outstanding, end of the year ...............     146,646.122      190,123.952      152,514.030

Net Asset Value per Unit:
   Select*Life I .................................   $   20.642919    $   20.947449    $   18.375382
   Select*Life Series 2000 .......................   $   20.723572    $   20.861089    $   18.153329


                                   61 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                         Putnam VT
                                                                       Voyager Fund
                                                                      Class IA Shares
                                                     --------------------------------------------------
                                                          1999              1998              1997
                                                     --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ......................   $           95    $          144    $           68
 Reinvested capital gains ........................            7,611             3,517             1,472
 Administrative expenses .........................             (863)             (470)             (284)
                                                     --------------    --------------    --------------
   Net investment income (loss) and
    capital gains ................................            6,843             3,191             1,256
                                                     --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions of
  fund shares ....................................            2,077               915               218
 Increase (decrease) in unrealized appreciation
  of investments .................................           41,058            10,198             7,940
                                                     --------------    --------------    --------------
   Net realized and unrealized gains (losses) ....           43,135            11,113             8,158
                                                     --------------    --------------    --------------
   Additions (reductions) from operations ........           49,978            14,304             9,414
                                                     --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ............................           22,760            22,816            20,897
 Transfers between funds and/or fixed account ....           (2,189)           (1,602)              169
 Policy loans ....................................           (1,072)             (428)             (263)
 Loan collateral interest crediting ..............               47                27                16
 Surrenders ......................................           (2,679)           (2,127)             (969)
 Death benefits ..................................              (72)             (170)              (40)
 Cost of insurance charges .......................           (5,408)           (4,567)           (3,626)
 Death benefit guarantee charges .................             (124)              (27)              (12)
 Monthly expense charges .........................             (947)             (839)             (683)
                                                     --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions .........................           10,316            13,083            15,489
                                                     --------------    --------------    --------------
   Net additions (reductions) for the year .......           60,294            27,387            24,903

Policy Owners' Equity, beginning of the year .....           80,654            53,267            28,364
                                                     --------------    --------------    --------------
Policy Owners' Equity, end of the year ...........   $      140,948    $       80,654    $       53,267
                                                     ==============    ==============    ==============

Units Outstanding, beginning of the year .........    3,169,909.581     2,601,649.957     1,750,710.230
Units Outstanding, end of the year ...............    3,503,220.110     3,169,909.581     2,601,649.957

Net Asset Value per Unit:
   Select*Life I .................................   $    39.904396    $    25.423734    $    20.608071
   Select*Life Series 2000 .......................   $    40.259562    $    25.445248    $    20.460670


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:
   ReliaStar Select*Life Variable Account (the "Account") is a separate account of ReliaStar Life Insurance Company ("ReliaStar Life"), a wholly owned subsidiary of ReliaStar Financial Corp. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

   Payments received under the policies are allocated to sub-accounts of the Account, each of which is invested in one of the following funds during the year:

   THE ALGER AMERICAN FUND          FIDELITY'S VIP                        FIDELITY'S VIP II
   -----------------------          --------------                        -----------------
   Growth Portfolio                 Equity-Income Portfolio --            Asset Manager Portfolio -- IC Shares
   MidCap Growth Portfolio           IC Shares                            Contrafund Portfolio -- IC Shares
   Small Capitalization Portfolio   Growth Portfolio -- IC Shares         Index 500 Portfolio -- IC Shares
                                    High Income Portfolio -- IC Shares    Investment Grade Bond Portfolio --
                                    Money Market Portfolio -- IC Shares    IC Shares
                                    Overseas Portfolio -- IC Shares

   JANUS ASPEN SERIES                  PUTNAM VARIABLE TRUST
   ------------------                  ---------------------
   Aggressive Growth Portfolio         Putnam VT Asia Pacific Growth Fund -- Class IA
   Shares Growth Portfolio             Putnam VT Diversified Income Fund -- Class IA Shares
   International Growth Portfolio      Putnam VT Growth and Income Fund -- Class IA
   Shares Worldwide Growth Portfolio   Putnam VT New Opportunities Fund -- Class IA Shares
                                       Putnam VT Utilities Growth and Income Fund -- Class IA Shares
                                       Putnam VT Voyager Fund -- Class IA Shares

   NORTHSTAR GALAXY TRUST          OCC ACCUMULATION TRUST    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
   ----------------------          ----------------------    ------------------------------------------
   Emerging Growth Portfolio       Equity Portfolio          AMT Limited Maturity Bond Portfolio
   Growth + Value Portfolio        Global Equity Portfolio   AMT Partners Portfolio
   International Value Portfolio   Managed Portfolio         AMT Socially Responsive Portfolio
   Research Enhanced Index         Small Capitalization
    Portfolio                       Portfolio
   High Yield Bond Portfolio

   Fred Alger Management, Inc. is the investment adviser for the three portfolios of The Alger American Fund and is paid fees for its services by The Alger American Fund Portfolios. Fidelity Management & Research Company is the investment adviser for Fidelity Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIP II) and is paid for its services by the VIP and VIP II Portfolios. Janus Capital Corporation is the investment adviser for the four portfolios of Janus Aspen Series and is paid fees for its services by the Janus Aspen Series Portfolios. Neuberger Berman Management, Inc. is the investment manager for the three portfolios of the Neuberger Berman Advisers Management Trust and is paid fees for its services by the Neuberger Berman Advisers Management Trust Portfolios. Pilgrim Advisors, Inc., an affiliate of ReliaStar Life, is the investment adviser for the five Northstar Galaxy Trust Portfolios and is paid fees for its services by the Portfolios. OpCap Advisors is the investment adviser for the four Portfolios of the OCC Accumulation Trust and is paid fees for its services by the OCC Accumulation Trust Funds. Putnam Investment Management, Inc. is the investment adviser for Putnam Variable Trust and is paid fees for its services by Putnam Variable Trust. Further information is contained in the related funds' prospectuses.

   Fidelity VIP II Contrafund Portfolio is a registered trademark of FMMR Corporation.

   On August 8, 1997, sub-accounts investing in Northstar Galaxy Trust Growth + Value Portfolio, Northstar Galaxy Trust High Yield Bond Portfolio, Northstar Galaxy Trust International Value Portfolio, The Alger American Fund, Janus Aspen Series, OCC Accumulation Trust, and Neuberger Berman Advisers Management Trust were made available to Select*Life policies.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

1. ORGANIZATION, CONTINUED:
   On July 29, 1998, Northstar Variable Trust Portfolio changed its name to Northstar Galaxy Trust Portfolio (GT). Also on July 29, 1998, the Northstar Variable Trust Growth Portfolio changed its name to Northstar Galaxy Trust Growth + Value Portfolio.

   On November 9, 1998, Northstar Galaxy Trust Income and Growth Portfolio changed its name to Northstar Galaxy Trust Emerging Growth Portfolio.

   On April 8, 1999, shareholders of the Northstar Galaxy Trust Multi-Sector Bond Portfolio approved a proposal to modify the investment objective of the Portfolio from the objective of seeking to maximize income consistent with the preservation of capital to the objective of seeking capital appreciation. Also on April 8, 1999, the name of the Portfolio was changed to Northstar Galaxy Trust Research Enhanced Index Portfolio to better reflect the Portfolio's investment objective.

   On April 30, 1999, sub-accounts investing in Neuberger Berman Advisers Management Trust Socially Responsive Portfolio were made available to Select*Life policies.

   On April 30, 1999, Fidelity VIP Overseas Portfolio, Fidelity VIP II Asset Manager Portfolio, Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund and Putnam VT Utilities Growth and Income Fund were closed to new premium and transfers.

   On November 1, 1999, Northstar Investment Management Corporation changed its name to Pilgrim Advisors, Inc. Substantially the same personnel are performing the investment advisory services on behalf of Pilgrim Advisors, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES:
   SECURITIES VALUATION TRANSACTIONS AND RELATED INVESTMENT INCOME: The market value of investments in the sub-accounts is based on the closing net asset values of the fund shares held at the end of the year. Investment transactions are accounted for on the trade date (date the order to purchase or redeem is executed) and dividend income and capital gain distributions are recorded on the ex-dividend date. Net realized gains and losses on redemptions of shares of the funds are determined on the basis of specific identification of fund share costs.

3. FEDERAL INCOME TAXES:
   Under current tax law, the income, gains, and losses from the separate account investments are not taxable to either the Account or ReliaStar Life.

4. POLICY CHARGES:
   ReliaStar Life makes certain charges to Policy Owners' Variable Accumulation Values in the Account in accordance with the terms of the policies. These charges are set forth in the policies and may include: cost of insurance; monthly expense charge; death benefit guarantee charge; optional insurance benefit charges; and surrender charges and sales charge refunds.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

5. INVESTMENTS:
   For the year ended December 31, 1999, investment activity in the funds was as follows (in thousands):

                                                                       COST OF       PROCEEDS
   INVESTING FUND                                                      PURCHASES     FROM SALES
   --------------                                                      ---------     ----------
   The Alger American Fund:
    Alger American Growth Portfolio ...............................    $ 28,569      $  3,075
    Alger American MidCap Growth Portfolio ........................       9,951         7,863
    Alger American Small Capitalization Portfolio .................      15,351        12,828
   Fidelity's VIP:
    VIP Equity-Income Portfolio -- IC Shares ......................      19,740        20,037
    VIP Growth Portfolio -- IC Shares .............................      37,372        21,222
    VIP High Income Portfolio -- IC Shares ........................      23,375        23,508
    VIP Money Market Portfolio -- IC Shares .......................     177,526       158,196
    VIP Overseas Portfolio -- IC Shares ...........................       6,357        16,691
   Fidelity's VIP II:
    VIP II Asset Manager Portfolio -- IC Shares ...................       4,113        13,044
    VIP II Contrafund Portfolio -- IC Shares . ....................      19,043         1,766
    VIP II Index 500 Portfolio -- IC Shares .......................      37,056        11,859
    VIP II Investment Grade Bond Portfolio -- IC Shares ...........       3,639         1,891
   Janus Aspen Series:
    Aggressive Growth Portfolio ...................................      22,586         8,081
    Growth Portfolio ..............................................      17,332         7,362
    International Growth Portfolio ................................      42,313        39,019
    Worldwide Growth Portfolio ....................................      42,215        21,553
   Neuberger Berman Advisers Management Trust:
    AMT Limited Maturity Bond Portfolio ...........................       2,001           571
    AMT Partners Portfolio ........................................       3,146         4,507
    AMT Socially Responsive Portfolio .............................          49             5
   Northstar Galaxy Trust:
    Northstar Emerging Growth Portfolio ...........................       8,949         4,588
    Northstar Growth + Value Portfolio ............................       6,517         2,840
    Northstar International Value Portfolio .......................      21,183        19,806
    Northstar Research Enhanced Index Portfolio ...................       2,153         1,685
    Northstar High Yield Bond Portfolio ...........................         578           258
   OCC Accumulation Trust:
    Equity Portfolio ..............................................         912           386
    Global Equity Portfolio .......................................       7,373         6,968
    Managed Portfolio .............................................       2,443         2,583
    Small Cap Portfolio ...........................................       7,022         5,105
   Putnam Variable Trust:
    Putnam VT Asia Pacific Growth Fund -- Class IA Shares .........       5,701         6,581
    Putnam VT Diversified Income Fund -- Class IA Shares ..........         311           930
    Putnam VT Growth and Income Fund -- Class IA Shares ...........      10,258         3,599
    Putnam VT New Opportunities Fund -- Class IA Shares ...........      12,277        11,092
    Putnam VT Utilities Growth and Income Fund -- Class IA
     Shares .......................................................       1,221         1,911
    Putnam VT Voyager Fund -- Class IA Shares .....................      27,999        10,843
                                                                       --------      --------
    Total .........................................................    $626,631      $452,253
                                                                       ========      ========

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                       STATEMENT OF ASSETS AND LIABILITIES
                                  JUNE 30, 2000
                          (IN THOUSANDS, EXCEPT SHARES)
                                   (UNAUDITED)

                                                                          SHARES         COST       MARKET VALUE
ASSETS:                                                                ------------   ----------   -------------
Investments in mutual funds at market value:

The Alger American Fund:
 Alger American Growth Portfolio ...................................       795,143     $ 46,394     $   45,641
 Alger American Leveraged AllCap Portfolio .........................         6,782          340            339
 Alger American MidCap Growth Portfolio ............................       258,281        7,629          8,303
 Alger American Small Capitalization Portfolio .....................       258,084       10,373          8,325
AIM Variable Insurance Funds:
 AIM V.I. Dent Demographics Trends Fund ............................        63,773          622            664
Fidelity's Variable Insurance Products Fund (VIP):
 VIP Equity-Income Portfolio -- IC Shares ..........................     3,998,039       85,803         91,595
 VIP Growth Portfolio -- IC Shares .................................     4,167,471      146,538        214,791
 VIP High Income Portfolio -- IC Shares ............................     1,806,953       20,933         18,142
 VIP Money Market Portfolio -- IC Shares ...........................    37,469,346       37,469         37,469
 VIP Overseas Portfolio -- IC Shares ...............................     1,093,849       21,248         25,662
Fidelity's Variable Insurance Products Fund (VIP II):
 VIP II Asset Manager Portfolio -- IC Shares .......................     1,861,582       29,847         30,791
 VIP II Contrafund Portfolio -- IC Shares ..........................     2,974,127       64,658         74,621
 VIP II Index 500 Portfolio -- IC Shares ...........................       527,103       70,327         86,397
 VIP II Investment Grade Bond Portfolio -- IC Shares ...............       558,875        6,820          6,567
Janus Aspen Series:
 Aggressive Growth Portfolio .......................................       832,940       41,718         46,478
 Growth Portfolio ..................................................     1,044,194       32,113         34,343
 International Growth Portfolio ....................................       490,029       19,783         19,450
 Worldwide Growth Portfolio ........................................     1,321,838       57,336         63,488
Neuberger Berman Advisers Management Trust:
 AMT Limited Maturity Bond Portfolio ...............................       283,476        3,711          3,569
 AMT Partners Portfolio ............................................       550,254        9,797          8,788
 AMT Socially Responsive Portfolio .................................        10,248          112            111
Pilgrim Variable Products Trust:
 Pilgrim VP Growth Opportunities Portfolio .........................        28,889          299            311
 Pilgrim VP Growth + Value Portfolio ...............................       390,912       12,127         13,909
 Pilgrim VP High Yield Bond Portfolio ..............................       217,038          986            882
 Pilgrim VP International Value Portfolio ..........................       372,947        5,179          5,616
 Pilgrim VP MagnaCap Portfolio .....................................         1,571           16             16
 Pilgrim VP MidCap Opportunities Portfolio .........................         2,778           28             28
 Pilgrim VP Research Enhanced Index Portfolio ......................       426,489        2,066          2,090
 Pilgrim VP SmallCap Opportunities Portfolio .......................       752,742       20,037         23,893
OCC Accumulation Trust:
 Equity Portfolio ..................................................        64,816        2,291          2,005
 Global Equity Portfolio ...........................................       103,185        1,708          1,626
 Managed Portfolio .................................................       133,876        5,505          5,113
 Small Cap Portfolio ...............................................       165,078        3,838          4,183
Putnam Variable Trust:
 Putnam VT Asia Pacific Growth Fund -- Class IA Shares .............       257,650        2,452          3,336
 Putnam VT Diversified Income Fund -- Class IA Shares ..............       167,719        1,775          1,553
 Putnam VT Growth and Income Fund -- Class IA Shares ...............     1,602,585       41,259         37,196
 Putnam VT New Opportunities Fund -- Class IA Shares ...............     1,550,674       36,933         66,772
 Putnam VT Utilities Growth and Income Fund -- Class IA Shares .....       169,745        2,785          2,678
 Putnam VT Voyager Fund -- Class IA Shares .........................     2,461,163      101,252        145,726
                                                                                                    ----------
   Total Assets ....................................................                                $1,142,467
                                                                                                    ==========
LIABILITIES AND POLICY OWNERS' EQUITY:
Due to ReliaStar Life Insurance Company
 for contract charges ..............................................                                $       85
Policy Owners' Equity ..............................................                                 1,142,382
                                                                                                    ----------
  Total Liabilities and Policy Owners' Equity ......................                                $1,142,467
                                                                                                    ==========


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                         CHANGES IN POLICYOWNERS' EQUITY
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                           Total All Funds
                                                        -----------------------------------------------------
                                                              2000               1999              1998
                                                        ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .........................   $        11,944    $         9,107    $         7,644
 Reinvested capital gains ...........................            83,878             41,674             34,463
 Administrative expenses ............................            (4,645)            (7,060)            (4,152)
                                                        ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains ...............................            91,177             43,721             37,955
                                                        ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................            36,027             39,243             12,939
 Increase (decrease) in unrealized appreciation
  of investments ....................................          (116,756)           152,399             55,885
                                                        ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .......           (80,729)           191,642             68,824
                                                        ---------------    ---------------    ---------------
   Additions (reductions) from operations ...........            10,448            235,363            106,779
                                                        ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments ...............................           141,407            220,865            184,473
 Transfers between funds and/or fixed account .......              (461)              (627)              (251)
 Policy loans .......................................            (8,219)           (12,966)            (5,343)
 Loan collateral interest crediting .................               513                692                462
 Surrenders .........................................           (14,898)           (23,743)           (16,659)
 Death benefits .....................................              (793)            (1,708)            (1,646)
 Costs of insurance charges .........................           (23,933)           (43,115)           (34,996)
 Death benefit guarantee charges ....................            (2,646)            (1,938)              (630)
 Monthly expense charges ............................            (4,974)            (6,873)            (5,413)
                                                        ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ............................            85,996            130,587            119,997
                                                        ---------------    ---------------    ---------------
   Net additions (reductions) for the period ........            96,444            365,950            226,776

Policy Owners' Equity, beginning of the year ........         1,045,938            679,988            453,212
                                                        ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ............   $     1,142,382    $     1,045,938    $       679,988
                                                        ===============    ===============    ===============

Units Outstanding, beginning of the year ............    36,956,472.845     29,584,452.030     21,952,826.717
Units Outstanding, end of the period ................    40,414,567.524     36,956,472.845     29,584,452.030

Net Asset Value per Unit:
   Select*Life I ....................................                --                 --                 --
   Select*Life Series 2000 ..........................                --                 --                 --


                                   66 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                            Alger American
                                                                           Growth Portfolio
                                                        -----------------------------------------------------
                                                              2000               1999               1998
                                                        ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .........................   $            --    $            22    $             3
 Reinvested capital gains ...........................             5,677              1,535                182
 Administrative expenses ............................              (172)              (183)               (16)
                                                        ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains ...............................             5,505              1,374                169
                                                        ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................             1,948                441                 37
 Increase (decrease) in unrealized appreciation
  of investments ....................................            (6,344)             4,801                789
                                                        ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .......            (4,396)             5,242                826
                                                        ---------------    ---------------    ---------------
   Additions (reductions) from operations ...........             1,109              6,616                995
                                                        ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments ...............................             7,301             10,595              2,300
 Transfers between funds and/or fixed account .......             2,646             15,621              2,512
 Policy loans .......................................              (164)              (234)               (40)
 Loan collateral interest crediting .................                12                 13                 --
 Surrenders .........................................              (334)              (270)               (19)
 Death benefits .....................................               (38)               (18)                --
 Costs of insurance charges .........................            (1,007)            (1,284)              (194)
 Death benefit guarantee charges ....................               (43)               (35)                (4)
 Monthly expense charges ............................              (429)              (275)               (28)
                                                        ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ............................             7,944             24,113              4,527
                                                        ---------------    ---------------    ---------------
   Net additions (reductions) for the period ........             9,053             30,729              5,522

Policy Owners' Equity, beginning of the year ........            36,594              5,865                343
                                                        ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ............   $        45,647    $        36,594    $         5,865
                                                        ===============    ===============    ===============

Units Outstanding, beginning of the year ............     1,879,018.360        402,669.328         34,697.106
Units Outstanding, end of the period ................     2,265,494.091      1,879,018.360        402,669.328

Net Asset Value per Unit:
   Select*Life I ....................................   $     19.733088    $     19.144387    $     14.429571
   Select*Life Series 2000 ..........................   $     20.196892    $     19.516075    $     14.592177


                                  66 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                          Alger American
                                                                   Leveraged AllCap Portfolio
                                                        -------------------------------------------------
                                                             2000              1999             1998
                                                        --------------    --------------   --------------
Net investment income:
 Reinvested dividend income .........................   $           --    $           --   $           --
 Reinvested capital gains ...........................                8                --               --
 Administrative expenses ............................               --                --               --
                                                        --------------    --------------   --------------
   Net investment income (loss)
    and capital gains ...............................                8                --               --
                                                        --------------    --------------   --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................               --                --               --
 Increase (decrease) in unrealized appreciation
  of investments ....................................               (1)               --               --
                                                        --------------    --------------   --------------
   Net realized and unrealized gains (losses) .......               (1)               --               --
                                                        --------------    --------------   --------------
   Additions (reductions) from operations ...........                7                --               --
                                                        --------------    --------------   --------------

Policy Owners' transactions:
 Net premium payments ...............................               33                --               --
 Transfers between funds and/or fixed account .......              302                --               --
 Policy loans .......................................               --                --               --
 Loan collateral interest crediting .................               --                --               --
 Surrenders .........................................               --                --               --
 Death benefits .....................................               --                --               --
 Costs of insurance charges .........................               (1)               --               --
 Death benefit guarantee charges ....................               --                --               --
 Monthly expense charges ............................               --                --               --
                                                        --------------    --------------   --------------
   Additions (reductions) for policy
    owners' transactions ............................              334                --               --
                                                        --------------    --------------   --------------
   Net additions (reductions) for the period ........              341                --               --

Policy Owners' Equity, beginning of the year ........               --                --               --
                                                        --------------    --------------   --------------
Policy Owners' Equity, end of the period ............   $          341    $           --   $           --
                                                        ==============    ==============   ==============

Units Outstanding, beginning of the year ............               --                --               --
Units Outstanding, end of the period ................       34,991.627                --               --

Net Asset Value per Unit:
   Select*Life I ....................................   $           --    $           --   $           --
   Select*Life Series 2000 ..........................   $     9.740550    $           --   $           --


                                  66 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                          Alger American
                                                                      MidCap Growth Portfolio
                                                        --------------------------------------------------
                                                             2000              1999              1998
                                                        --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .........................   $           --    $           --    $           --
 Reinvested capital gains ...........................              925               415                61
 Administrative expenses ............................              (27)              (27)               (8)
                                                        --------------    --------------    --------------
   Net investment income (loss)
    and capital gains ...............................              898               388                53
                                                        --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................               39                59               (30)
 Increase (decrease) in unrealized appreciation
  of investments ....................................             (150)              622               218
                                                        --------------    --------------    --------------
   Net realized and unrealized gains (losses) .......             (111)              681               188
                                                        --------------    --------------    --------------
   Additions (reductions) from operations ...........              787             1,069               241
                                                        --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ...............................            1,012             1,336             1,205
 Transfers between funds and/or fixed account .......            1,841               725               512
 Policy loans .......................................              (19)              (21)               --
 Loan collateral interest crediting .................                2                 1                --
 Surrenders .........................................              (44)              (67)               (9)
 Death benefits .....................................               (2)               (1)              (11)
 Costs of insurance charges .........................             (174)             (223)              (82)
 Death benefit guarantee charges ....................               (6)               (7)               (4)
 Monthly expense charges ............................              (72)              (45)              (12)
                                                        --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ............................            2,538             1,698             1,599
                                                        --------------    --------------    --------------
   Net additions (reductions) for the period ........            3,325             2,767             1,840

Policy Owners' Equity, beginning of the year ........            4,977             2,210               370
                                                        --------------    --------------    --------------
Policy Owners' Equity, end of the period ............   $        8,302    $        4,977    $        2,210
                                                        ==============    ==============    ==============

Units Outstanding, beginning of the year ............      295,715.008       172,814.592        37,772.926
Units Outstanding, end of the period ................      430,609.588       295,715.008       172,814.592

Net Asset Value per Unit:
   Select*Life I ....................................   $    18.905811    $    16.557934    $    12.659555
   Select*Life Series 2000 ..........................   $    19.350333    $    16.879516    $    12.802277


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                         Alger American
                                                                  Small Capitalization Portfolio
                                                        --------------------------------------------------
                                                             2000              1999              1998
                                                        --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .........................   $           --    $           --    $           --
 Reinvested capital gains ...........................            2,614               402               155
 Administrative expenses ............................              (31)              (32)               (8)
                                                        --------------    --------------    --------------
   Net investment income (loss)
    and capital gains ...............................            2,583               370               147
                                                        --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption
  of fund shares ....................................              616               109                 6
 Increase (decrease) in unrealized appreciation
  of investments ....................................           (3,329)            1,171               133
                                                        --------------    --------------    --------------
   Net realized and unrealized gains (losses) .......           (2,713)            1,280               139
                                                        --------------    --------------    --------------
   Additions (reductions) from operations ...........             (130)            1,650               286
                                                        --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ...............................            1,342             1,603             1,373
 Transfers between funds and/or fixed account .......              983               911               555
 Policy loans .......................................              (38)              (20)              (19)
 Loan collateral interest crediting .................                1                 2                --
 Surrenders .........................................              (58)              (42)               (8)
 Death benefits .....................................               --                (5)               --
 Cost of insurance charges ..........................             (173)             (236)             (124)
 Death benefit guarantee charges ....................               (9)              (10)               (6)
 Monthly expense charges ............................              (75)              (50)              (18)
                                                        --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ............................            1,973             2,153             1,753
                                                        --------------    --------------    --------------
   Net additions (reductions) for the period ........            1,843             3,803             2,039

Policy Owners' Equity, beginning of the year ........            6,482             2,679               640
                                                        --------------    --------------    --------------
Policy Owners' Equity, end of the period ............   $        8,325    $        6,482    $        2,679
                                                        ==============    ==============    ==============

Units Outstanding, beginning of the year ............      388,991.269       230,199.995        63,628.672
Units Outstanding, end of the period ................      500,252.101       388,991.269       230,199.995

Net Asset Value per Unit:
   Select*Life I ....................................   $    16.301207    $    16.369247    $    11.505655
   Select*Life Series 2000 ..........................   $    16.684580    $    16.687171    $    11.635433


                                   67 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                              AIM V.I.
                                                                   Dent Demographic Trends Fund
                                                        -------------------------------------------------
                                                             2000              1999             1998
                                                        --------------    --------------   --------------
Net investment income:
 Reinvested dividend income .........................   $           --    $           --   $           --
 Reinvested capital gains ...........................               --                --               --
 Administrative expenses ............................               --                --               --
                                                        --------------    --------------   --------------
   Net investment income (loss)
    and capital gains ...............................               --                --               --
                                                        --------------    --------------   --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption
  of fund shares ....................................               --                --               --
 Increase (decrease) in unrealized appreciation
  of investments ....................................               42                --               --
                                                        --------------    --------------   --------------
   Net realized and unrealized gains (losses) .......               42                --               --
                                                        --------------    --------------   --------------
   Additions (reductions) from operations ...........               42                --               --
                                                        --------------    --------------   --------------

Policy Owners' transactions:
 Net premium payments ...............................               53                --               --
 Transfers between funds and/or fixed account .......              579                --               --
 Policy loans .......................................               --                --               --
 Loan collateral interest crediting .................               --                --               --
 Surrenders .........................................               (4)               --               --
 Death benefits .....................................               --                --               --
 Cost of insurance charges ..........................               (2)               --               --
 Death benefit guarantee charges ....................               (1)               --               --
 Monthly expense charges ............................               --                --               --
                                                        --------------    --------------   --------------
   Additions (reductions) for policy
    owners' transactions ............................              625                --               --
                                                        --------------    --------------   --------------
   Net additions (reductions) for the period ........              667                --               --

Policy Owners' Equity, beginning of the year ........               --                --               --
                                                        --------------    --------------   --------------
Policy Owners' Equity, end of the period ............   $          667    $           --   $           --
                                                        ==============    ==============   ==============

Units Outstanding, beginning of the year ............               --                --               --
Units Outstanding, end of the period ................       66,731.428                --               --

Net Asset Value per Unit:
   Select*Life I ....................................   $           --    $           --   $           --
   Select*Life Series 2000 ..........................   $     9.990403    $           --   $           --


                                   67 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                         Fidelity's VIP
                                                                     Equity-Income Portfolio
                                                                            IC Shares
                                                        --------------------------------------------------
                                                             2000              1999              1998
                                                        --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .........................   $        1,655    $        1,476    $        1,175
 Reinvested capital gains ...........................            6,237             3,264             4,180
 Administrative expenses ............................             (393)             (864)             (705)
                                                        --------------    --------------    --------------
   Net investment income (loss)
    and capital gains ...............................            7,499             3,876             4,650
                                                        --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption
  of fund shares ....................................            4,706             6,688             2,533
 Increase (decrease) in unrealized appreciation
  of investments ....................................          (15,314)           (5,132)            2,086
                                                        --------------    --------------    --------------
   Net realized and unrealized gains (losses) .......          (10,608)            1,556             4,619
                                                        --------------    --------------    --------------
   Additions (reductions) from operations ...........           (3,109)            5,432             9,269
                                                        --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ...............................            6,245            15,156            18,161
 Transfers between funds and/or fixed account .......           (6,489)           (8,382)           (2,096)
 Policy loans .......................................             (693)           (2,073)           (1,121)
 Loan collateral interest crediting .................               93               146               113
 Surrenders .........................................           (1,736)           (3,298)           (3,152)
 Death benefits .....................................              (56)             (420)             (264)
 Cost of insurance charges ..........................           (1,901)           (4,541)           (4,711)
 Death benefit guarantee charges ....................             (114)             (139)             (114)
 Monthly expense charges ............................             (260)             (625)             (659)
                                                        --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ............................           (4,911)           (4,176)            6,157
                                                        --------------    --------------    --------------
   Net additions (reductions) for the period ........           (8,020)            1,256            15,426

Policy Owners' Equity, beginning of the year ........           99,592            98,336            82,910
                                                        --------------    --------------    --------------
Policy Owners' Equity, end of the period ............   $       91,572    $       99,592    $       98,336
                                                        ==============    ==============    ==============

Units Outstanding, beginning of the year ............    3,274,491.085     3,348,679.958     3,053,047.193
Units Outstanding, end of the period ................    3,122,982.956     3,274,491.085     3,348,679.958

Net Asset Value per Unit:
   Select*Life I ....................................   $    39.697348    $    40.949711    $    38.822462
   Select*Life Series 2000 ..........................   $    24.352731    $    25.020668    $    23.531218


                                   67 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                          Fidelity's VIP
                                                                        Growth Portfolio
                                                                            IC Shares
                                                        --------------------------------------------------
                                                             2000              1999              1998
                                                        --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .........................   $          226    $          271    $          537
 Reinvested capital gains ...........................           22,462            17,026            14,057
 Administrative expenses ............................             (880)           (1,452)             (971)
                                                        --------------    --------------    --------------
   Net investment income (loss)
    and capital gains ...............................           21,808            15,845            13,623
                                                        --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemption
  of fund shares ....................................            3,745            10,864             4,873
 Increase (decrease) in unrealized appreciation
  of investments ....................................          (15,910)           28,390            22,732
                                                        --------------    --------------    --------------
   Net realized and unrealized gains (losses) .......          (12,165)           39,254            27,605
                                                        --------------    --------------    --------------
   Additions (reductions) from operations ...........            9,643            55,099            41,228
                                                        --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ...............................           10,908            22,365            21,080
 Transfers between funds and/or fixed account .......           (2,453)           (3,110)           (1,512)
 Policy loans .......................................           (2,002)           (3,915)           (1,618)
 Loan collateral interest crediting .................              147               196               138
 Surrenders .........................................           (3,513)           (6,338)           (4,327)
 Death benefits .....................................             (191)             (409)             (370)
 Cost of insurance charges ..........................           (3,725)           (7,181)           (6,378)
 Death benefit guarantee charges ....................             (327)             (270)             (168)
 Monthly expense charges ............................             (542)           (1,047)             (956)
                                                        --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ............................           (1,698)              291             5,889
                                                        --------------    --------------    --------------
   Net additions (reductions) for the period ........            7,945            55,390            47,117

Policy Owners' Equity, beginning of the year ........          206,780           151,390           104,273
                                                        --------------    --------------    --------------
Policy Owners' Equity, end of the period ............   $      214,725    $      206,780    $      151,390
                                                        ==============    ==============    ==============

Units Outstanding, beginning of the year ............    4,401,398.280     4,282,470.411     3,971,201.581
Units Outstanding, end of the period ................    4,397,407.087     4,401,398.280     4,282,470.411

Net Asset Value per Unit:
   Select*Life I ....................................   $    71.361377    $    68.164143    $    49.996221
   Select*Life Series 2000 ..........................   $    38.610486    $    36.733274    $    26.727479


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                           Fidelity's VIP
                                                                        High Income Portfolio
                                                                              IC Shares
                                                        -----------------------------------------------------
                                                              2000               1999               1998
                                                        ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .........................   $         1,313    $         1,861    $         1,415
 Reinvested capital gains ...........................                --                 70                899
 Administrative expenses ............................               (80)              (173)              (160)
                                                        ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains ...............................             1,233              1,758              2,154
                                                        ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................              (212)              (177)               210
 Increase (decrease) in unrealized appreciation
  of investments ....................................            (2,041)               (69)            (3,436)
                                                        ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .......            (2,253)              (246)            (3,226)
                                                        ---------------    ---------------    ---------------
   Additions (reductions) from operations ...........            (1,020)             1,512             (1,072)
                                                        ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments ...............................             1,814              4,236              5,161
 Transfers between funds and/or fixed account .......            (1,821)            (4,013)              (469)
 Policy loans .......................................              (185)              (325)              (268)
 Loan collateral interest crediting .................                20                 29                 21
 Surrenders .........................................              (265)              (557)              (740)
 Death benefits .....................................                (1)               (13)               (88)
 Cost of insurance charges ..........................              (450)            (1,068)            (1,230)
 Death benefit guarantee charges ....................               (44)               (51)               (31)
 Monthly expense charges ............................               (53)              (126)              (144)
                                                        ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ............................              (985)            (1,888)             2,212
                                                        ---------------    ---------------    ---------------
   Net additions (reductions) for the period ........            (2,005)              (376)             1,140

Policy Owners' Equity, beginning of the year ........            20,141             20,517             19,377
                                                        ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ............   $        18,136    $        20,141    $        20,517
                                                        ===============    ===============    ===============

Units Outstanding, beginning of the year ............       982,653.237      1,053,934.152        916,625.159
Units Outstanding, end of the period ................       937,818.419        982,653.237      1,053,934.152

Net Asset Value per Unit:
   Select*Life I ....................................   $     28.905704    $     30.499630    $     28.427207
   Select*Life Series 2000 ..........................   $     15.556993    $     16.349223    $     15.116470


                                   68 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                           Fidelity's VIP
                                                                       Money Market Portfolio
                                                                             IC Shares
                                                        -----------------------------------------------------
                                                              2000               1999              1998
                                                        ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .........................   $           960    $         1,087    $           669
 Reinvested capital gains ...........................                --                 --                 --
 Administrative expenses ............................              (137)              (181)               (92)
                                                        ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains ...............................               823                906                577
                                                        ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................                --                 --                 --
 Increase (decrease) in unrealized appreciation
  of investments ....................................                --                 --                 --
                                                        ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .......                --                 --                 --
                                                        ---------------    ---------------    ---------------
   Additions (reductions) from operations ...........               823                906                577
                                                        ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments ...............................            37,933             36,690             10,376
 Transfers between funds and/or fixed account .......           (31,869)           (14,511)            (7,227)
 Policy loans .......................................              (495)              (977)               (31)
 Loan collateral interest crediting .................                64                100                 18
 Surrenders .........................................              (525)              (768)              (285)
 Death benefits .....................................               (11)              (113)                (7)
 Cost of insurance charges ..........................              (948)            (1,337)              (817)
 Death benefit guarantee charges ....................              (649)              (534)               (55)
 Monthly expense charges ............................              (127)              (156)               (74)
                                                        ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ............................             3,373             18,394              1,898
                                                        ---------------    ---------------    ---------------
   Net additions (reductions) for the period ........             4,196             19,300              2,475

Policy Owners' Equity, beginning of the year ........            33,968             13,968             11,493
                                                        ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ............   $        37,464    $        33,268    $        13,968
                                                        ===============    ===============    ===============

Units Outstanding, beginning of the year ............     2,329,160.577      1,021,422.904        875,038.346
Units Outstanding, end of the period ................     2,589,016.265      2,329,160.577      1,021,422.904

Net Asset Value per Unit:
   Select*Life I ....................................   $     18.620880    $     18.153875    $     17.399235
   Select*Life Series 2000 ..........................   $     14.017699    $     13.611549    $     12.941412


                                  68 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                           Fidelity's VIP
                                                                         Overseas Portfolio
                                                                              IC Shares
                                                        -----------------------------------------------------
                                                              2000               1999              1998
                                                        ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .........................   $           393    $           489    $           551
 Reinvested capital gains ...........................             2,475                789              1,626
 Administrative expenses ............................              (116)              (236)              (247)
                                                        ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains ...............................             2,752              1,042              1,930
                                                        ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................               662              2,572              1,235
 Increase (decrease) in unrealized appreciation
  of investments ....................................            (5,015)             5,914                187
                                                        ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .......            (4,353)             8,486              1,422
                                                        ---------------    ---------------    ---------------
   Additions (reductions) from operations ...........            (1,601)             9,528              3,352
                                                        ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments ...............................                 4              1,521              5,928
 Transfers between funds and/or fixed account .......            (1,179)            (9,986)            (2,715)
 Policy loans .......................................              (274)              (508)              (396)
 Loan collateral interest crediting .................                --                 18                 44
 Surrenders .........................................              (378)            (1,003)              (889)
 Death benefits .....................................               (31)               (33)               (60)
 Cost of insurance charges ..........................              (480)            (1,183)            (1,589)
 Death benefit guarantee charges ....................               (11)               (27)               (37)
 Monthly expense charges ............................               (66)              (172)              (241)
                                                        ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ............................            (2,415)           (11,373)                45
                                                        ---------------    ---------------    ---------------
   Net additions (reductions) for the period ........            (4,016)            (1,845)             3,397

Policy Owners' Equity, beginning of the year ........            29,669             31,514             28,117
                                                        ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ............   $        25,653    $        29,669    $        31,514
                                                        ===============    ===============    ===============

Units Outstanding, beginning of the year ............     1,162,674.433      1,752,679.671      1,733,459.426
Units Outstanding, end of the period ................     1,062,855.186      1,162,674.433      1,752,679.671

Net Asset Value per Unit:
   Select*Life I ....................................   $     30.025966    $     31.755579    $     22.444163
   Select*Life Series 2000 ..........................   $     21.318902    $     22.456788    $     15.745282


                                  68 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                         Fidelity's VIP II
                                                                     Asset Manager Portfolio
                                                                            IC Shares
                                                        --------------------------------------------------
                                                             2000              1999              1998
                                                        --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .........................   $        1,071    $        1,409    $        1,161
 Reinvested capital gains ...........................            2,524             1,785             3,484
 Administrative expenses ............................             (136)             (316)             (323)
                                                        --------------    --------------    --------------
   Net investment income (loss)
    and capital gains ...............................            3,459             2,878             4,322
                                                        --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ....................................              453             2,289               274
 Increase (decrease) in unrealized appreciation
  of investments ....................................           (4,304)           (1,681)              660
                                                        --------------    --------------    --------------
   Net realized and unrealized gains (losses) .......           (3,851)              608               934
                                                        --------------    --------------    --------------
   Additions (reductions) from operations ...........             (392)            3,486             5,256
                                                        --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments ...............................                4             1,752             5,834
 Transfers between funds and/or fixed account .......           (1,689)           (9,250)             (717)
 Policy loans .......................................             (205)             (626)             (482)
 Loan collateral interest crediting .................               --                16                51
 Surrenders .........................................             (523)           (1,691)           (1,458)
 Death benefits .....................................              (15)              (78)              (60)
 Cost of insurance charges ..........................             (647)           (1,686)           (2,041)
 Death benefit guarantee charges ....................              (16)              (43)              (52)
 Monthly expense charges ............................              (73)             (201)             (255)
                                                        --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ............................           (3,164)          (11,807)              820
                                                        --------------    --------------    --------------
   Net additions (reductions) for the period ........           (3,556)           (8,321)            6,076

Policy Owners' Equity, beginning of the year ........           34,335            42,656            36,580
                                                        --------------    --------------    --------------
Policy Owners' Equity, end of the period ............   $       30,779    $       34,335    $       42,656
                                                        ==============    ==============    ==============

Units Outstanding, beginning of the year ............    1,510,293.812     2,091,427.861     2,034,040.832
Units Outstanding, end of the period ................    1,367,393.925     1,510,293.812     2,091,427.861

Net Asset Value per Unit:
   Select*Life I ....................................   $    26.467903    $    26.757824    $    24.280390
   Select*Life Series 2000 ..........................   $    19.140363    $    19.272715    $    17.348504


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                       Fidelity's VIP II
                                                                     Contrafund Portfolio
                                                                          IC Shares
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $          260    $          235    $          180
 Reinvested capital gains .........................            9,444             1,722             1,324
 Administrative expenses ..........................             (323)             (526)             (229)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................            9,381             1,431             1,275
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................            2,210               569               651
 Increase (decrease) in unrealized appreciation
  of investments ..................................          (12,759)           11,058             7,367
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....          (10,549)           11,627             8,018
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........           (1,168)           13,058             9.293
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            8,651            18,650            16,875
 Transfers between funds and/or fixed account .....           (4,532)            3,457               605
 Policy loans .....................................             (331)             (563)             (197)
 Loan collateral interest crediting ...............               12                14                 6
 Surrenders .......................................           (1,226)           (1,275)             (882)
 Death benefits ...................................              (36)              (48)             (130)
 Cost of insurance charges ........................           (1,790)           (3,655)           (2,823)
 Death benefit guarantee charges ..................             (217)             (127)              (15)
 Monthly expense charges ..........................             (288)             (610)             (512)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................              243            15,843            12,927
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......             (925)           28,901            22,220

Policy Owners' Equity, beginning of the year ......           75,548            46,647            24,427
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       74,623    $       75,548    $       46,647
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........    2,609,699.831     1,974,535.451     1,334,244.465
Units Outstanding, end of the period ..............    2,625,533.286     2,609,699.831     1,974,535.451

Net Asset Value per Unit:
   Select*Life I ..................................   $    16.096919    $    16.376549    $    13.286083
   Select*Life Series 2000 ........................   $    29.318685    $    29.708780    $    23.909755


                                   69 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      Fidelity's VIP II
                                                                     Index 500 Portfolio
                                                                          IC Shares
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $          844    $          491    $          278
 Reinvested capital gains .........................              369               333               644
 Administrative expenses ..........................             (352)             (592)             (229)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              861               232               693
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................            2,300             2,738             1,033
 Increase (decrease) in unrealized appreciation
  of investments ..................................           (3,995)            9,397             6,585
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....           (1,695)           12,135             7,618
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........             (834)           12,367             8,311
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................           11,490            23,262            16,991
 Transfers between funds and/or fixed account .....           (4,361)            9,341             3,742
 Policy loans .....................................             (451)             (837)             (264)
 Loan collateral interest crediting ...............               25                33                14
 Surrenders .......................................           (1,018)           (1,561)             (670)
 Death benefits ...................................              (46)             (151)              (59)
 Cost of insurance charges ........................           (2,212)           (4,256)           (2,579)
 Death benefit guarantee charges ..................             (442)             (250)              (30)
 Monthly expense charges ..........................             (346)             (643)             (434)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................            2,639            24,938            16,711
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......            1,805            37,305            25,022

Policy Owners' Equity, beginning of the year ......           84,588            47,283            22,261
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       86,393    $       84,588    $       47,283
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........    2,420,819.714     1,628,829.448       981,434.839
Units Outstanding, end of the period ..............    2,488,178.071     2,420,819.714     1,628,829.448

Net Asset Value per Unit:
   Select*Life I ..................................   $    35.160028    $    35.507758    $    29.701980
   Select*Life Series 2000 ........................   $    34.665783    $    34.868839    $    28.934443


                                  69 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      Fidelity's VIP II
                                                               Investment Grade Bond Portfolio
                                                                          IC Shares
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $          440    $          208    $          206
 Reinvested capital gains .........................               --                65                25
 Administrative expenses ..........................              (26)              (50)              (36)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              414               223               195
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              (30)               52               128
 Increase (decrease) in unrealized appreciation
  of investments ..................................             (173)             (383)               47
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....             (203)             (331)              175
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........              211              (108)              370
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................              693             1,615             2,363
 Transfers between funds and/or fixed account .....             (387)              548            (1,154)
 Policy loans .....................................              (35)              (96)              (50)
 Loan collateral interest crediting ...............                4                 7                 4
 Surrenders .......................................             (113)             (175)             (106)
 Death benefits ...................................               (1)               (6)               (7)
 Cost of insurance charges ........................             (150)             (316)             (280)
 Death benefit guarantee charges ..................              (29)              (19)               (7)
 Monthly expense charges ..........................              (17)              (35)              (30)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................              (35)            1,523               733
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......              176             1,415             1,103

Policy Owners' Equity, beginning of the year ......            6,390             4,975             3,872
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        6,566    $        6,390    $        4,975
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      444,440.696       333,810.100       276,930.635
Units Outstanding, end of the period ..............      441,934.119       444,440.696       333,810.100

Net Asset Value per Unit:
   Select*Life I ..................................   $    17.353869    $    16.785852    $    17.100659
   Select*Life Series 2000 ........................   $    14.181180    $    13.662210    $    13.807112


                                  69 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      Janus Aspen Series
                                                                  Aggressive Growth Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $        2,456    $           98    $           --
 Reinvested capital gains .........................            1,144               168                --
 Administrative expenses ..........................             (161)              (76)               (7)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................            3,439               190                (7)
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              590               870                95
 Increase (decrease) in unrealized appreciation
  of investments ..................................           (4,676)            9,113               317
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....           (4,086)            9,983               412
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........             (647)           10,173               405
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            6,781             4,198               884
 Transfers between funds and/or fixed account .....           16,311            11,069               194
 Policy loans .....................................             (262)             (153)               (4)
 Loan collateral interest crediting ...............               18                13                 2
 Surrenders .......................................             (515)             (111)              (15)
 Death benefits ...................................               (1)              (16)               --
 Cost of insurance charges ........................             (879)             (491)              (88)
 Death benefit guarantee charges ..................              (40)              (22)               (4)
 Monthly expense charges ..........................             (430)             (144)              (13)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................           20,983            14,343               956
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......           20,336            24,516             1,361

Policy Owners' Equity, beginning of the year ......           26,141             1,625               264
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       46,477    $       26,141    $        1,625
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      790,834.555       110,510.717        24,053.408
Units Outstanding, end of the period ..............    1,384,700.285       790,834.555       110,510.717

Net Asset Value per Unit:
   Select*Life I ..................................   $    32.915314    $    32.536277    $    14.550679
   Select*Life Series 2000 ........................   $    33.688796    $    33.167484    $    14.714669


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                      Janus Aspen Series
                                                                       Growth Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net Investment income:
 Reinvested dividend income .......................   $          494    $           27    $           41
 Reinvested capital gains .........................              825                50                32
 Administrative expenses ..........................             (116)              (92)              (10)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................            1,203               (15)               63
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              241             1,286               (16)
 Increase (decrease) in unrealized appreciation
  of investments ..................................           (1,375)            3,062               541
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....           (1,134)            4,348               525
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........               69             4,333               588
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            5,366             4,929             1,477
 Transfers between funds and/or fixed account .....           11,501             6,660             2,294
 Policy loans .....................................             (102)              (44)                2
 Loan collateral interest crediting ...............                5                 3                --
 Surrenders .......................................             (159)             (772)              (74)
 Death benefits ...................................               (7)              (13)               (8)
 Cost of insurance charges ........................             (668)             (669)             (132)
 Death benefit guarantee charges ..................              (30)              (19)               (2)
 Monthly expense charges ..........................             (302)             (147)              (22)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................           15,604             9,928             3,535
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......           15,673            14,261             4,123

Policy Owners' Equity, beginning of the year ......           18,670             4,409               286
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       34,343    $       18,670    $        4,409
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      940,075.013       319,301.091        28,040.816
Units Outstanding, end of the period ..............    1,700,118.341       940,075.013       319,301.091

Net Asset Value per Unit:
   Select*Life I ..................................   $    19.776266    $    19.519150    $    13.665622
   Select*Life Series 2000 ........................   $    20.241075    $    19.898078    $    13.819668


                                   70 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      Janus Aspen Series
                                                                 International Growth Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net Investment income:
 Reinvested dividend income .......................   $           49    $           16    $           35
 Reinvested capital gains .........................               --                --                 5
 Administrative expenses ..........................              (70)              (55)              (16)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              (21)              (39)               24
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................            4,951             1,568                52
 Increase (decrease) in unrealized appreciation
  of investments ..................................           (4,190)            3,678               190
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....              761             5,246               242
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........              740             5,207               266
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            2,696             2,432             1,711
 Transfers between funds and/or fixed account .....            4,766             1,499               745
 Policy loans .....................................              (84)              (39)              (11)
 Loan collateral interest crediting ...............                8                 3                 1
 Surrenders .......................................             (113)              (81)              (18)
 Death benefits ...................................               (8)               (3)               --
 Cost of insurance charges ........................             (341)             (359)             (167)
 Death benefit guarantee charges ..................              (16)              (15)               (5)
 Monthly expense charges ..........................             (115)              (66)              (26)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................            6,793             3,371             2,230
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......            7,533             8,578             2,496

Policy Owners' Equity, beginning of the year ......           11,918             3,340               844
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       19,451    $       11,918    $        3,340
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      580,535.174       296,248.488        87,549.532
Units Outstanding, end of the period ..............      920,959.019       580,535.174       296,248.488

Net Asset Value per Unit:
   Select*Life I ..................................   $    20.678426    $    20.176465    $    11.158415
   Select*Life Series 2000 ........................   $    21.164285    $    20.567965    $    11.284244


                                  70 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      Janus Aspen Series
                                                                  Worldwide Growth Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net Investment income:
 Reinvested dividend income .......................   $          227    $           56    $          210
 Reinvested capital gains .........................              678                --                81
 Administrative expenses ..........................             (257)             (270)              (57)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              648              (214)              234
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................           11,510             3,533                99
 Increase (decrease) in unrealized appreciation
  of investments ..................................          (11,104)           15,797             1,475
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....              406            19,330             1,574
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........            1,054            19,116             1,808
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            8,017            12,515             7,344
 Transfers between funds and/or fixed account .....            2,107            11,478             4,415
 Policy loans .....................................             (306)             (256)              (13)
 Loan collateral interest crediting ...............               12                11                 1
 Surrenders .......................................             (437)             (426)              (90)
 Death benefits ...................................              (51)             (148)              (53)
 Cost of insurance charges ........................           (1,379)           (1,904)             (755)
 Death benefit guarantee charges ..................              (45)              (43)              (12)
 Monthly expense charges ..........................             (419)             (348)             (106)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................            7,499            20,879            10,731
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......            8,553            39,995            12,539

Policy Owners' Equity, beginning of the year ......           54,947            14,952             2,413
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       63,500    $       54,947    $       14,952
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........    2,640,454.020     1,180,179.061       245,314.904
Units Outstanding, end of the period ..............    2,991,316.883     2,640,454.020     1,180,179.061

Net Asset Value per Unit:
   Select*Life I ..................................   $    20.795495    $    20.456930    $    12.539787
   Select*Life Series 2000 ........................   $    21.284076    $    20.853866    $    12.681124


                                   70 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      Neuberger Berman
                                                                  Advisers Management Trust
                                                                Limited Maturity Bond Portfolio
                                                      --------------------------------------------------
                                                           2000              1999             1998
                                                      --------------    --------------    --------------
Net Investment income:
 Reinvested dividend income .......................   $          208    $          115    $           79
 Reinvested capital gains .........................               --                --                --
 Administrative expenses ..........................              (13)              (23)               (9)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              195                92                70
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              (43)              (27)              (21)
 Increase (decrease) in unrealized appreciation
  of investments ..................................             (101)              (49)                1
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....             (144)              (76)              (20)
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........               51                16                50
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................              569             1,521             1,242
 Transfers between funds and/or fixed account .....             (226)              133              (296)
 Policy loans .....................................               (5)              (61)               (2)
 Loan collateral interest crediting ...............                1                --                --
 Surrenders .......................................              (26)              (29)               (2)
 Death benefits ...................................               (3)              (14)               (5)
 Cost of insurance charges ........................              (88)             (170)              (94)
 Death benefit guarantee charges ..................               (3)               (6)               (2)
 Monthly expense charges ..........................              (38)              (36)              (11)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................              181             1,338               830
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......              232             1,354               880

Policy Owners' Equity, beginning of the year ......            3,337             1,983             1,103
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        3,569    $        3,337    $        1,983
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      307,256.114       185,303.929       107,550.694
Units Outstanding, end of the period ..............      322,400.667       307,256.114       185,303.929

Net Asset Value per Unit:
   Select*Life I ..................................   $    10.817413    $    10.655507    $    10.584999
   Select*Life Series 2000 ........................   $    11.071868    $    10.862584    $    10.704404


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                      Neuberger Berman
                                                                  Advisers Management Trust
                                                                     Partners Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           68    $          120    $           11
 Reinvested capital gains .........................            1,442               208               342
 Administrative expenses ..........................              (37)              (83)              (45)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................            1,473               245               308
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................             (167)             (153)             (137)
 Increase (decrease) in unrealized appreciation
  of investments ..................................           (1,394)              529              (164)
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....           (1,561)              376              (301)
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........              (88)              621                 7
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            1,385             3,534             5,576
 Transfers between funds and/or fixed account .....             (936)           (4,159)            3,196
 Policy loans .....................................               14               (66)              (55)
 Loan collateral interest crediting ...............                1                 2                 2
 Surrenders .......................................             (110)             (146)              (58)
 Death benefits ...................................               (6)              (15)               --
 Cost of insurance charges ........................             (252)             (653)             (518)
 Death benefit guarantee charges ..................               (8)              (18)              (11)
 Monthly expense charges ..........................              (57)              (93)              (64)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................               31            (1,614)            8,068
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......              (57)             (993)            8,075

Policy Owners' Equity, beginning of the year ......            8,843             9,836             1,761
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        8,786    $        8,843    $        9,836
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      766,507.228       914,725.581       170,599.212
Units Outstanding, end of the period ..............      765,752.416       766,507.228       914,725.581

Net Asset Value per Unit:
   Select*Life I ..................................   $    11.226534    $    11.333244    $    10.640408
   Select*Life Series 2000 ........................   $    11.490558    $    11.553436    $    10.760407


                                   71 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      Neuberger Berman
                                                                  Advisers Management Trust
                                                                Socially Responsive Portfolio
                                                      -----------------------------------------------
                                                           2000             1999             1998
                                                      -------------    -------------    -------------
Net investment income:
 Reinvested dividend income .......................   $          --    $          --    $          --
 Reinvested capital gains .........................               1               --               --
 Administrative expenses ..........................              --               --               --
                                                      -------------    -------------    -------------
   Net investment income (loss)
    and capital gains .............................               1               --               --
                                                      -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              --               --               --
 Increase (decrease) in unrealized appreciation
  of investments ..................................              (4)               3               --
                                                      -------------    -------------    -------------
   Net realized and unrealized gains (losses) .....              (4)               3               --
                                                      -------------    -------------    -------------
   Additions (reductions) from operations .........              (3)               3               --
                                                      -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments .............................              44               23               --
 Transfers between funds and/or fixed account .....              33               26               --
 Policy loans .....................................              --               --               --
 Loan collateral interest crediting ...............              --               --               --
 Surrenders .......................................              (2)              --               --
 Death benefits ...................................              --               --               --
 Cost of insurance charges ........................              (4)              (3)              --
 Death benefit guarantee charges ..................              (4)              (1)              --
 Monthly expense charges ..........................              (1)              --               --
                                                      -------------    -------------    -------------
   Additions (reductions) for policy
    owners' transactions ..........................              66               45               --
                                                      -------------    -------------    -------------
   Net additions (reductions) for the period ......              63               48               --

Policy Owners' Equity, beginning of the year ......              48               --               --
                                                      -------------    -------------    -------------
Policy Owners' Equity, end of the period ..........   $         111    $          48    $          --
                                                      =============    =============    =============

Units Outstanding, beginning of the year ..........       4,350.420               --               --
Units Outstanding, end of the period ..............      10,830.038        4,350.420               --

Net Asset Value per Unit:
   Select*Life I ..................................   $          --    $          --    $          --
   Select*Life Series 2000 ........................   $   10.250753    $   10.754901    $          --


                                   71 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                              Pilgrim Variable Products Trust
                                                              Growth Opportunities Portfolio
                                                      ----------------------------------------------
                                                           2000             1999            1998
                                                      -------------    -------------   -------------
Net investment income:
 Reinvested dividend income .......................   $          --    $          --   $          --
 Reinvested capital gains .........................              --               --              --
 Administrative expenses ..........................              --               --              --
                                                      -------------    -------------   -------------
   Net investment income (loss)
    and capital gains .............................              --               --              --
                                                      -------------    -------------   -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              --               --              --
 Increase (decrease) in unrealized appreciation
  of investments ..................................              12               --              --
                                                      -------------    -------------   -------------
   Net realized and unrealized gains (losses) .....              12               --              --
                                                      -------------    -------------   -------------
   Additions (reductions) from operations .........              12               --              --
                                                      -------------    -------------   -------------

Policy Owners' transactions:
 Net premium payments .............................              24               --              --
 Transfers between funds and/or fixed account .....             277               --              --
 Policy loans .....................................              --               --              --
 Loan collateral interest crediting ...............              --               --              --
 Surrenders .......................................              --               --              --
 Death benefits ...................................              --               --              --
 Cost of insurance charges ........................              --               --              --
 Death benefit guarantee charges ..................              (1)              --              --
 Monthly expense charges ..........................              --               --              --
                                                      -------------    -------------   -------------
   Additions (reductions) for policy
    owners' transactions ..........................             300               --              --
                                                      -------------    -------------   -------------
   Net additions (reductions) for the period ......             312               --              --

Policy Owners' Equity, beginning of the year ......              --               --              --
                                                      -------------    -------------   -------------
Policy Owners' Equity, end of the period ..........   $         312    $          --   $          --
                                                      =============    =============   =============

Units Outstanding, beginning of the year ..........              --               --              --
Units Outstanding, end of the period ..............      28,990.006               --              --

Net Asset Value per Unit:
   Select*Life I ..................................   $          --    $          --   $          --
   Select*Life Series 2000 ........................   $   10.760000    $          --   $          --


                                   71 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                               Pilgrim Variable Products Trust
                                                                  Growth + Value Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           --    $           --    $           --
 Reinvested capital gains .........................               --             1,025                14
 Administrative expenses ..........................              (46)              (25)               (8)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              (46)            1,000                 6
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              239               586                --
 Increase (decrease) in unrealized appreciation
  of investments ..................................              863               655               277
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....            1,102             1,241               277
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........            1,056             2,241               283
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            2,193             1,278             1,061
 Transfers between funds and/or fixed account .....            4,533             1,675                59
 Policy loans .....................................             (208)              (20)                4
 Loan collateral interest crediting ...............                3                 1                --
 Surrenders .......................................              (42)              (23)               (4)
 Death benefits ...................................              (46)               --               (94)
 Cost of insurance charges ........................             (231)             (178)             (115)
 Death benefit guarantee charges ..................              (16)               (9)               (3)
 Monthly expense charges ..........................              (99)              (34)              (11)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................            6,087             2,690               897
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......            7,143             4,931             1,180

Policy Owners' Equity, beginning of the year ......            6,776             1,845               665
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       13,919    $        6,776    $        1,845
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      286,240.204       151,938.013        65,399.595
Units Outstanding, end of the period ..............      496,871.339       286,240.204       151,938.013

Net Asset Value per Unit:
   Select*Life I ..................................   $    27.433750    $    23.255009    $    12.022926
   Select*Life Series 2000 ........................   $    28.078055    $    23.706151    $    12.158465


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                               Pilgrim Variable Products Trust
                                                                  High Yield Bond Portfolio
                                                      -----------------------------------------------
                                                           2000             1999            1998
                                                      -------------    -------------    -------------
Net investment income:
 Reinvested dividend income .......................   $          41    $          61    $          24
 Reinvested capital gains .........................              --               --                1
 Administrative expenses ..........................              (4)              (6)              (2)
                                                      -------------    -------------    -------------
   Net investment income (loss)
    and capital gains .............................              37               55               23
                                                      -------------    -------------    -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................             (16)              (4)             (43)
 Increase (decrease) in unrealized appreciation
  of investments ..................................             (32)             (82)              11
                                                      -------------    -------------    -------------
   Net realized and unrealized gains (losses) .....             (48)             (86)             (32)
                                                      -------------    -------------    -------------
   Additions (reductions) from operations .........             (11)             (31)              (9)
                                                      -------------    -------------    -------------

Policy Owners' transactions:
 Net premium payments .............................             177              325              482
 Transfers between funds and/or fixed account .....              14                7               35
 Policy loans .....................................               2               (3)               2
 Loan collateral interest crediting ...............              --               --               --
 Surrenders .......................................              (6)              (2)              (1)
 Death benefits ...................................              --               --               (5)
 Cost of insurance charges ........................             (26)             (52)             (28)
 Death benefit guarantee charges ..................              (1)              (2)              (1)
 Monthly expense charges ..........................             (10)              (8)              (3)
                                                      -------------    -------------    -------------
   Additions (reductions) for policy owners'
    transactions ..................................             150              265              481
                                                      -------------    -------------    -------------
   Net additions (reductions) for the period ......             139              234              472

Policy Owners' Equity, beginning of the year ......             763              529               57
                                                      -------------    -------------    -------------
Policy Owners' Equity, end of the period ..........   $         902    $         763    $         529
                                                      =============    =============    =============

Units Outstanding, beginning of the year ..........      75,420.881       50,566.068        5,488.146
Units Outstanding, end of the period ..............      89,832.632       75,420.881       50,566.068

Net Asset Value per Unit:
   Select*Life I ..................................   $    9.806376    $    9.937790    $   10.351379
   Select*Life Series 2000 ........................   $   10.037062    $   10.130924    $   10.468149


                                   72 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                               Pilgrim Variable Products Trust
                                                                International Value Portfolio
                                                      --------------------------------------------------
                                                           2000               1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           25    $           45    $           21
 Reinvested capital gains .........................               --               352                68
 Administrative expenses ..........................              (18)              (22)               (7)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................                7               375                82
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              189               497                47
 Increase (decrease) in unrealized appreciation
  of investments ..................................               60               344                33
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....              249               841                80
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........              256             1,216               162
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................              808             1,001               975
 Transfers between funds and/or fixed account .....              904               229               218
 Policy loans .....................................              (16)              (16)               (4)
 Loan collateral interest crediting ...............                4                 3                 2
 Surrenders .......................................              (27)              (23)               (9)
 Death benefits ...................................               (8)              (13)               --
 Cost of insurance charges ........................              (97)             (153)              (96)
 Death benefit guarantee charges ..................               (4)               (6)               (3)
 Monthly expense charges ..........................              (41)              (27)              (11)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy owners'
    transactions ..................................            1,523               995             1,072
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......            1,779             2,211             1,234

Policy Owners' Equity, beginning of the year ......            3,837             1,626               392
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        5,616    $        3,837    $        1,626
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      216,064.849       137,264.427        38,707.007
Units Outstanding, end of the period ..............      308,399.138       216,064.849       137,264.427

Net Asset Value per Unit:
   Select*Life I ..................................   $    17.823787    $    17.448357    $    11.712172
   Select*Life Series 2000 ........................   $    18.242730    $    17.787065    $    11.844211


                                   72 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                              Pilgrim Variable Products Trust
                                                              MidCap Opportunities Portfolio
                                                      ---------------------------------------------
                                                           2000            1999           1998
                                                      -------------   -------------   -------------
Net investment income:
 Reinvested dividend income .......................   $          --   $          --   $          --
 Reinvested capital gains .........................              --              --              --
 Administrative expenses ..........................              --              --              --
                                                      -------------   -------------   -------------
   Net investment income (loss)
    and capital gains .............................              --              --              --
                                                      -------------   -------------   -------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              --              --              --
 Increase (decrease) in unrealized appreciation
  of investments ..................................              --              --              --
                                                      -------------   -------------   -------------
   Net realized and unrealized gains (losses) .....              --              --              --
                                                      -------------   -------------   -------------
   Additions (reductions) from operations .........              --              --              --
                                                      -------------   -------------   -------------

Policy Owners' transactions:
 Net premium payments .............................               5              --              --
 Transfers between funds and/or fixed account .....              24              --              --
 Policy loans .....................................              --              --              --
 Loan collateral interest crediting ...............              --              --              --
 Surrenders .......................................              --              --              --
 Death benefits ...................................              --              --              --
 Cost of insurance charges ........................              --              --              --
 Death benefit guarantee charges ..................              --              --              --
 Monthly expense charges ..........................              --              --              --
                                                      -------------   -------------   -------------
   Additions (reductions) for policy owners'
    transactions ..................................              29              --              --
                                                      -------------   -------------   -------------
   Net additions (reductions) for the period ......              29              --              --

Policy Owners' Equity, beginning of the year ......              --              --              --
                                                      -------------   -------------   -------------
Policy Owners' Equity, end of the period ..........   $          29   $          --   $          --
                                                      =============   =============   =============

Units Outstanding, beginning of the year ..........              --              --              --
Units Outstanding, end of the period ..............       2,771.786              --              --

Net Asset Value per Unit:
   Select*Life I ..................................   $          --   $          --   $          --
   Select*Life Series 2000 ........................   $   10.170000   $          --   $          --


                                   72 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                              Pilgrim Variable Products Trust
                                                                    MagnaCap Portfolio
                                                      ------------------------------------------------
                                                           2000             1999             1998
                                                      --------------   --------------   --------------
Net investment income:
 Reinvested dividend income .......................   $           --   $           --   $           --
 Reinvested capital gains .........................               --               --               --
 Administrative expenses ..........................               --               --               --
                                                      --------------   --------------   --------------
   Net investment income (loss)
    and capital gains .............................               --               --               --
                                                      --------------   --------------   --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................               --               --               --
 Increase (decrease) in unrealized appreciation
  of investments ..................................               --               --               --
                                                      --------------   --------------   --------------
   Net realized and unrealized gains (losses) .....               --               --               --
                                                      --------------   --------------   --------------
   Additions (reductions) from operations .........               --               --               --
                                                      --------------   --------------   --------------

Policy Owners' transactions:
 Net premium payments .............................                1               --               --
 Transfers between funds and/or fixed account .....               15               --               --
 Policy loans .....................................               --               --               --
 Loan collateral interest crediting ...............               --               --               --
 Surrenders .......................................               --               --               --
 Death benefits ...................................               --               --               --
 Cost of insurance charges ........................               --               --               --
 Death benefit guarantee charges ..................               --               --               --
 Monthly expense charges ..........................               --               --               --
                                                      --------------   --------------   --------------
   Additions (reductions) for policy owners'
    transactions ..................................               16               --               --
                                                      --------------   --------------   --------------
   Net additions (reductions) for the period ......               16               --               --

Policy Owners' Equity, beginning of the year ......               --               --               --
                                                      --------------   --------------   --------------
Policy Owners' Equity, end of the period ..........   $           16   $           --   $           --
                                                      ==============   ==============   ==============

Units Outstanding, beginning of the year ..........               --               --               --
Units Outstanding, end of the period ..............        1,570.550               --               --

Net Asset Value per Unit:
   Select*Life I ..................................   $           --   $           --   $           --
   Select*Life Series 2000 ........................   $     9.980000   $           --   $           --


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                  (Unaudited)

                                                               Pilgrim Variable Products Trust
                                                               Research Enhanced Index Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $            3    $           36    $           77
 Reinvested capital gains .........................               --                --                --
 Administrative expenses ..........................               (9)              (15)               (7)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................               (6)               21                70
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              (57)              (25)              (16)
 Increase (decrease) in unrealized appreciation
  of investments ..................................              (26)              115               (56)
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....              (83)               90               (72)
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........              (89)              111                (2)
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................              374               633               866
 Transfers between funds and/or fixed account .....              (48)               (9)               58
 Policy loans .....................................               (9)              (18)               (5)
 Loan collateral interest crediting ...............                1                 1                --
 Surrenders .......................................              (10)              (17)              (13)
 Death benefits ...................................               --                (4)               --
 Cost of insurance charges ........................              (60)             (115)              (86)
 Death benefit guarantee charges ..................              (16)              (10)               (3)
 Monthly expense charges ..........................               (4)              (14)              (12)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................              228               447               805
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......              139               558               803

Policy Owners' Equity, beginning of the year ......            1,950             1,392               589
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        2,089    $        1,950    $        1,392
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      128,528.216        96,571.672        41,273.079
Units Outstanding, end of the period ..............      140,177.336       128,528.216        96,571.672

Net Asset Value per Unit:
   Select*Life I ..................................   $    10.585234    $    10.808243    $    10.296187
   Select*Life Series 2000 ........................   $    15.043032    $    15.298625    $    14.457253


                                   73 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                 Pilgrim Variable Products Trust
                                                                SmallCap Opportunities Portfolio
                                                      --------------------------------------------------
                                                           2000               1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           --    $           --    $           58
 Reinvested capital gains .........................               --             1,382               107
 Administrative expenses ..........................              (79)              (40)              (11)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              (79)            1,342               154
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              195               473                10
 Increase (decrease) in unrealized appreciation
  of investments ..................................              603             2,990               181
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....              798             3,463               191
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........              719             4,805               345
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................            2,981             1,278               990
 Transfers between funds and/or fixed account .....           10,566             2,248                (2)
 Policy loans .....................................             (116)              (95)              (13)
 Loan collateral interest crediting ...............                2                 1                --
 Surrenders .......................................              (99)              (64)              (27)
 Death benefits ...................................               (1)               (5)               --
 Cost of insurance charges ........................             (378)             (255)             (179)
 Death benefit guarantee charges ..................             (111)              (17)               (1)
 Monthly expense charges ..........................              (43)              (40)              (30)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................           12,801             3,051               738
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......           13,520             7,856             1,083

Policy Owners' Equity, beginning of the year ......           10,380             2,524             1,441
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $       23,900    $       10,380    $        2,524
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      237,818.778       134,480.431        90,105.753
Units Outstanding, end of the period ..............      508,458.445       237,818.778       134,480.431

Net Asset Value per Unit:
   Select*Life I ..................................   $    31.236373    $    28.891610    $    12.082938
   Select*Life Series 2000 ........................   $    49.216542    $    45.340005    $    18.810805


                                   73 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                     OCC Accumulation Trust
                                                                       Equity Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           15    $           13    $            3
 Reinvested capital gains .........................              193                59                12
 Administrative expenses ..........................               (8)              (14)               (5)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              200                58                10
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              (25)               19                 6
 Increase (decrease) in unrealized appreciation
  of investments ..................................             (286)              (54)               46
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....             (311)              (35)               52
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........             (111)               23                62
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................              339               747               822
 Transfers between funds and/or fixed account .....               82              (131)              297
 Policy loans .....................................               (9)               (4)                1
 Loan collateral interest crediting ...............               --                --                --
 Surrenders .......................................              (27)              (12)              (10)
 Death benefits ...................................               --                (3)               --
 Cost of insurance charges ........................              (50)             (112)              (59)
 Death benefit guarantee charges ..................               (3)               (5)               (1)
 Monthly expense charges ..........................              (19)              (20)               (9)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................              313               460             1,041
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......              202               483             1,103

Policy Owners' Equity, beginning of the year ......            1,794             1,311               208
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        1,996    $        1,794    $        1,311
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      146,392.070       109,118.612        19,312.138
Units Outstanding, end of the period ..............      172,832.748       146,392.070       109,118.612

Net Asset Value per Unit:
   Select*Life I ..................................   $    11.352171    $    12.099718    $    11.895001
   Select*Life Series 2000 ........................   $    11.619139    $    12.334780    $    12.029100


                                   73 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                     OCC Accumulation Trust
                                                                    Global Equity Portfolio
                                                      --------------------------------------------------
                                                           2000              1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           --    $           16    $            8
 Reinvested capital gains .........................               48               166                28
 Administrative expenses ..........................               (6)               (9)               (4)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................               42               173                32
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              (10)              108                (5)
 Increase (decrease) in unrealized appreciation
  of investments ..................................              (32)              (43)               22
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....              (42)               65                17
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........               --               238                49
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................              151               296               348
 Transfers between funds and/or fixed account .....              332                43                86
 Policy loans .....................................               (6)              (10)               (2)
 Loan collateral interest crediting ...............               --                --                --
 Surrenders .......................................              (16)              (15)               (7)
 Death benefits ...................................               --               (15)               --
 Cost of insurance charges ........................              (26)              (55)              (39)
 Death benefit guarantee charges ..................               (1)               (2)               (1)
 Monthly expense charges ..........................               (9)              (10)               (5)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................              425               232               380
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......              425               470               429

Policy Owners' Equity, beginning of the year ......            1,201               731               302
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        1,626    $        1,201    $          731
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........       88,327.523        67,997.586        31,784.854
Units Outstanding, end of the period ..............      120,082.600        88,327.523        67,997.586

Net Asset Value per Unit:
   Select*Life I ..................................   $    13.262402    $    13.383356    $    10.662721
   Select*Life Series 2000 ........................   $    13.574249    $    13.643299    $    10.782965


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                   OCC Accumulation Trust
                                                                      Managed Portfolio
                                                      --------------------------------------------------
                                                            2000              1999             1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           71    $           84    $           17
 Reinvested capital gains .........................              394               188                56
 Administrative expenses ..........................              (22)              (48)              (24)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              443               224                49
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................             (145)              (23)                2
 Increase (decrease) in unrealized appreciation
  of investments ..................................             (499)               26                74
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....             (644)                3                76
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........             (201)              227               125
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................              720             2,406             3,191
 Transfers between funds and/or fixed account .....             (484)           (2,222)            1,487
 Policy loans .....................................              (22)              (15)               (1)
 Loan collateral interest crediting ...............                2                 2                --
 Surrenders .......................................              (92)              (84)              (17)
 Death benefits ...................................               --               (13)              (76)
 Cost of insurance charges ........................             (149)             (375)             (294)
 Death benefit guarantee charges ..................               (4)               (8)               (4)
 Monthly expense charges ..........................              (43)              (58)              (32)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................              (72)             (367)            4,254
                                                      --------------    --------------    --------------
 Net additions (reductions) for the period ........             (273)             (140)            4,379

Policy Owners' Equity, beginning of the year ......            5,388             5,528             1,149
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        5,115    $        5,388    $        5,528
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      471,347.494       507,204.969       112,854.997
Units Outstanding, end of the period ..............      461,424.484       471,347.494       507,204.969

Net Asset Value per Unit:
   Select*Life I ..................................   $    10.847995    $    11.226640    $    10.778607
   Select*Life Series 2000 ........................   $    11.103132    $    11.444770    $    10.900163


                                   74 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                 OCC Accumulation Trust
                                                                  Small Cap Portfolio
                                                  --------------------------------------------------
                                                        2000              1999              1998
                                                  --------------    --------------    --------------
Net investment income:
 Reinvested dividend income ...................   $           22    $           15    $            3
 Reinvested capital gains .....................               --                --                33
 Administrative expenses ......................              (16)              (25)              (10)
                                                  --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .........................                6               (10)               26
                                                  --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..............................               40               (62)              (13)
 Increase (decrease) in unrealized appreciation
  of investments ..............................              434                66              (151)
                                                  --------------    --------------    --------------
   Net realized and unrealized gains (losses) .              474                 4              (164)
                                                  --------------    --------------    --------------
   Additions (reductions) from operations .....              480                (6)             (138)
                                                  --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .........................              676             1,581             1,525
 Transfers between funds and/or fixed account .             (854)              658               340
 Policy loans .................................              (29)              (23)               (4)
 Loan collateral interest crediting ...........                1                 1                --
 Surrenders ...................................              (55)              (32)               (6)
 Death benefits ...............................               (9)               (1)               --
 Cost of insurance charges ....................             (106)             (221)             (140)
 Death benefit guarantee charges ..............               (5)               (8)               (3)
 Monthly expense charges ......................              (40)              (38)              (18)
                                                  --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ......................             (421)            1,917             1,694
                                                  --------------    --------------    --------------
 Net additions (reductions) for the period ....               59             1,911             1,556

Policy Owners' Equity, beginning of the year ..            4,125             2,214               658
                                                  --------------    --------------    --------------
Policy Owners' Equity, end of the period ......   $        4,184    $        4,125    $        2,214
                                                  ==============    ==============    ==============

Units Outstanding, beginning of the year ......      450,944.640       237,553.351        64,284.089
Units Outstanding, end of the period ..........      403,898.372       450,944.640       237,553.351

Net Asset Value per Unit:
   Select*Life I ..............................   $    10.134266    $     8.981750    $     9.223192
   Select*Life Series 2000 ....................   $    10.372730    $     9.156366    $     9.327299


                                   74 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                           Putnam VT
                                                                    Asia Pacific Growth Fund
                                                                        Class IA Shares
                                                      --------------------------------------------------
                                                            2000              1999             1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $          144    $           --    $          105
 Reinvested capital gains .........................               --                --                --
 Administrative expenses ..........................              (17)              (29)              (18)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              127               (29)               87
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................               61                30                (4)
 Increase (decrease) in unrealized appreciation
  of investments ..................................           (1,214)            2,591              (145)
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....           (1,153)            2,621              (149)
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........           (1,026)            2,592               (62)
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................                1               303             1,150
 Transfers between funds and/or fixed account .....              (83)             (810)             (206)
 Policy loans .....................................              (41)              (40)              (14)
 Loan collateral interest crediting ...............               --                --                 1
 Surrenders .......................................              (38)             (106)              (51)
 Death benefits ...................................               --                --                (1)
 Cost of insurance charges ........................              (67)             (166)             (183)
 Death benefit guarantee charges ..................               (1)               (3)               (1)
 Monthly expense charges ..........................              (10)              (27)              (32)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................             (239)             (849)              663
                                                      --------------    --------------    --------------
 Net additions (reductions) for the period ........           (1,265)            1,743               601

Policy Owners' Equity, beginning of the year ......            4,602             2,859             2,258
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        3,337    $        4,602    $        2,859
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      246,200.626       317,373.587       236,947.013
Units Outstanding, end of the period ..............      230,105.659       246,200.626       317,373.587

Net Asset Value per Unit:
   Select*Life I ..................................   $           --    $           --    $           --
   Select*Life Series 2000 ........................   $    14.500584    $    18.686981    $     9.003039


                                   74 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                           Putnam VT
                                                                     Diversified Income Fund
                                                                        Class IA Shares
                                                      --------------------------------------------------
                                                           2000               1999             1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $          128    $          163    $           88
 Reinvested capital gains .........................               --                --                37
 Administrative expenses ..........................               (7)              (18)              (18)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              121               145               107
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................              (24)              (78)               18
 Increase (decrease) in unrealized appreciation
  of investments ..................................              (84)              (49)             (182)
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....             (108)             (127)             (164)
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........               13                18               (57)
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................               --               254               895
 Transfers between funds and/or fixed account .....             (135)             (800)              (71)
 Policy loans .....................................              (22)              (10)              (10)
 Loan collateral interest crediting ...............               --                --                 1
 Surrenders .......................................              (26)              (58)              (53)
 Death benefits ...................................               --                (9)               (1)
 Cost of insurance charges ........................              (36)             (122)             (166)
 Death benefit guarantee charges ..................               (1)               (3)               (1)
 Monthly expense charges ..........................               (5)              (16)              (24)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................             (225)             (764)              570
                                                      --------------    --------------    --------------
 Net additions (reductions) for the period ........             (212)             (746)              513

Policy Owners' Equity, beginning of the year ......            1,765             2,511             1,998
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        1,553    $        1,765    $        2,511
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      132,402.534       191,652.487       150,285.794
Units Outstanding, end of the period ..............      114,991.364       132,402.534       191,652.487

Net Asset Value per Unit:
   Select*Life I ..................................   $    13.370554    $    13.253124    $    13.128436
   Select*Life Series 2000 ........................   $    13.511767    $    13.339586    $    13.108403


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          STATEMENTS OF OPERATIONS AND
                   CHANGES IN POLICYOWNERS' EQUITY, Continued
       For the period ended June 30, 2000 and the years ended December 31,
                                  1999 and 1998
                      (In Thousands, Except Value Per Unit)
                                   (Unaudited)

                                                                            Putnam VT
                                                                      Growth and Income Fund
                                                                         Class IA Shares
                                                      -----------------------------------------------------
                                                            2000               1999               1998
                                                      ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .......................   $           696    $           492    $           458
 Reinvested capital gains .........................             3,276              2,457              2,991
 Administrative expenses ..........................              (160)              (331)              (201)
                                                      ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains .............................             3,812              2,618              3,248
                                                      ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................                62                685                435
 Increase (decrease) in unrealized appreciation
  of investments ..................................            (5,169)            (3,184)               243
                                                      ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .....            (5,107)            (2,499)               678
                                                      ---------------    ---------------    ---------------
   Additions (reductions) from operations .........            (1,295)               119              3,926
                                                      ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments .............................             4,059              9,574             10,650
 Transfers between funds and/or fixed account .....            (1,502)            (1,854)            (1,739)
 Policy loans .....................................              (293)              (375)              (145)
 Loan collateral interest crediting ...............                18                 16                 10
 Surrenders .......................................              (458)              (812)              (753)
 Death benefits ...................................               (28)               (25)              (129)
 Cost of insurance charges ........................              (891)            (2,089)            (2,010)
 Death benefit guarantee charges ..................               (90)               (58)               (14)
 Monthly expense charges ..........................              (145)              (340)              (333)
                                                      ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ..........................               670              4,037              5,537
                                                      ---------------    ---------------    ---------------
   Net additions (reductions) for the period ......              (625)             4,156              9,463

Policy Owners' Equity, beginning of the year ......            37,818             33,662             24,199
                                                      ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ..........   $        37,193    $        37,818    $        33,662
                                                      ===============    ===============    ===============

Units Outstanding, beginning of the year ..........     1,559,790.647      1,409,556.585      1,169,049.817
Units Outstanding, end of the period ..............     1,580,391.783      1,559,790.647      1,409,556.585

Net Asset Value per Unit:
   Select*Life I ..................................   $     22.901305    $     23.687497    $     23.505531
   Select*Life Series 2000 ........................   $     23.579576    $     24.291674    $     23.912286


                                   75 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                            Putnam VT
                                                                      New Opportunities Fund
                                                                         Class IA Shares
                                                      -----------------------------------------------------
                                                            2000               1999               1998
                                                      ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .......................   $            --    $            --    $            --
 Reinvested capital gains .........................             4,868                490                353
 Administrative expenses ..........................              (282)              (352)              (175)
                                                      ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains .............................             4,586                138                178
                                                      ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................               439              1,400                416
 Increase (decrease) in unrealized appreciation
  of investments ..................................            (1,325)            22,263              5,506
                                                      ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .....              (886)            23,663              5,922
                                                      ---------------    ---------------    ---------------
   Additions (reductions) from operations .........             3.700             23,801              6,100
                                                      ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments .............................             5,202             10,067             11,786
 Transfers between funds and/or fixed account .....             1,589             (4,660)            (1,903)
 Policy loans .....................................              (472)              (408)              (121)
 Loan collateral interest crediting ...............                12                 12                  4
 Surrenders .......................................              (793)            (1,076)              (683)
 Death benefits ...................................               (11)               (34)               (44)
 Cost of insurance charges ........................            (1,385)            (2,385)            (2,195)
 Death benefit guarantee charges ..................              (102)               (40)                (5)
 Monthly expense charges ..........................              (251)              (442)              (412)
                                                      ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ..........................             3,789              1,034              6,427
                                                      ---------------    ---------------    ---------------
   Net additions (reductions) for the period ......             7,489             24,835             12,527

Policy Owners' Equity, beginning of the year ......            59,286             34,451             21,924
                                                      ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ..........   $        66,775    $        59,286    $        34,451
                                                      ===============    ===============    ===============

Units Outstanding, beginning of the year ..........     1,537,759.325      1,513,397.971      1,197,940.702
Units Outstanding, end of the period ..............     1,626,720.038      1,537,759.325      1,513,397.971

Net Asset Value per Unit:
   Select*Life I ..................................   $            --    $            --    $            --
   Select*Life Series 2000 ........................   $     41.046891    $     38.550963    $     22.763799


                                   75 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                           Putnam VT
                                                                Utilities Growth and Income Fund
                                                                        Class IA Shares
                                                      --------------------------------------------------
                                                           2000               1999              1998
                                                      --------------    --------------    --------------
Net investment income:
 Reinvested dividend income .......................   $           92    $          106    $           87
 Reinvested capital gains .........................              162               112               149
 Administrative expenses ..........................              (12)              (32)              (24)
                                                      --------------    --------------    --------------
   Net investment income (loss)
    and capital gains .............................              242               186               212
                                                      --------------    --------------    --------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................               74               279               149
 Increase (decrease) in unrealized appreciation
  of investments ..................................             (264)             (518)              100
                                                      --------------    --------------    --------------
   Net realized and unrealized gains (losses) .....             (190)             (239)              249
                                                      --------------    --------------    --------------
   Additions (reductions) from operations .........               52               (53)              461
                                                      --------------    --------------    --------------

Policy Owners' transactions:
 Net premium payments .............................               (2)              429             1,035
 Transfers between funds and/or fixed account .....             (245)             (869)              108
 Policy loans .....................................              (45)              (43)              (34)
 Loan collateral interest crediting ...............                0                 1                 2
 Surrenders .......................................              (39)             (130)              (96)
 Death benefits ...................................               (2)              (10)               (4)
 Cost of insurance charges ........................              (68)             (214)             (237)
 Death benefit guarantee charges ..................               (2)               (7)               (3)
 Monthly expense charges ..........................               (9)              (33)              (37)
                                                      --------------    --------------    --------------
   Additions (reductions) for policy
    owners' transactions ..........................             (412)             (876)              734
                                                      --------------    --------------    --------------
   Net additions (reductions) for the period ......             (360)             (929)            1,195

Policy Owners' Equity, beginning of the year ......            3,037             3,966             2,771
                                                      --------------    --------------    --------------
Policy Owners' Equity, end of the period ..........   $        2,677    $        3,037    $        3,966
                                                      ==============    ==============    ==============

Units Outstanding, beginning of the year ..........      146,646.122       190,123.952       152,514.030
Units Outstanding, end of the period ..............      126,313.316       146,646.122       190,123.952

Net Asset Value per Unit:
   Select*Life I ..................................   $    21.046427    $    20.642919    $    20.947449
   Select*Life Series 2000 ........................   $    21.213392    $    20.723572    $    20.861089


                                   75 (Cont'd)

[WIDE TABLE CONTINUED FROM ABOVE]

                                                                             Putnam VT
                                                                           Voyager Fund
                                                                          Class IA Shares
                                                      -----------------------------------------------------
                                                            2000               1999               1998
                                                      ---------------    ---------------    ---------------
Net investment income:
 Reinvested dividend income .......................   $            43    $            95    $           144
 Reinvested capital gains .........................            18,112              7,611              3,517
 Administrative expenses ..........................              (632)              (863)              (470)
                                                      ---------------    ---------------    ---------------
   Net investment income (loss)
    and capital gains .............................            17,523              6,843              3,191
                                                      ---------------    ---------------    ---------------

Realized and unrealized gains (losses):
 Net realized gains (losses) on redemptions
  of fund shares ..................................             1,486              2,077                915
 Increase (decrease) in unrealized appreciation
  of investments ..................................           (17,660)            41,058             10,198
                                                      ---------------    ---------------    ---------------
   Net realized and unrealized gains (losses) .....           (16,174)            43,135             11,113
                                                      ---------------    ---------------    ---------------
   Additions (reductions) from operations .........             1,349             49,978             14,304
                                                      ---------------    ---------------    ---------------

Policy Owners' transactions:
 Net premium payments .............................            11,357             22,760             22,816
 Transfers between funds and/or fixed account .....              (573)            (2,189)            (1,602)
 Policy loans .....................................            (1,296)            (1,072)              (428)
 Loan collateral interest crediting ...............                45                 47                 27
 Surrenders .......................................            (2,071)            (2,679)            (2,127)
 Death benefits ...................................              (184)               (72)              (170)
 Cost of insurance charges ........................            (3,092)            (5,408)            (4,567)
 Death benefit guarantee charges ..................              (234)              (124)               (27)
 Monthly expense charges ..........................              (536)              (947)              (839)
                                                      ---------------    ---------------    ---------------
   Additions (reductions) for policy
    owners' transactions ..........................             3,416             10,316             13,083
                                                      ---------------    ---------------    ---------------
   Net additions (reductions) for the period ......             4,765             60,294             27,387

Policy Owners' Equity, beginning of the year ......           140,948             80,654             53,267
                                                      ---------------    ---------------    ---------------
Policy Owners' Equity, end of the period ..........   $       145,713    $       140,948    $        80,654
                                                      ===============    ===============    ===============

Units Outstanding, beginning of the year ..........     3,503,220.110      3,169,909.581      2,601,649.957
Units Outstanding, end of the period ..............     3,573,460.130      3,503,220.110      3,169,909.581

Net Asset Value per Unit:
   Select*Life I ..................................   $     40.292358    $     39.904396    $     25.423734
   Select*Life Series 2000 ........................   $     40.814162    $     40.259562    $     25.445248


    The accompanying notes are an integral part of the financial statements.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION:
   ReliaStar Select*Life Variable Account (the "Account") is a separate account of ReliaStar Life Insurance Company ("ReliaStar Life"), a wholly owned subsidiary of ReliaStar Financial Corp. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

   Payments received under the polices are allocated to sub-accounts of the Account, each of which is invested in one of the following funds during the year:

   The Alger American Fund           Fidelity's VIP                        Fidelity's VIP II
   -----------------------           --------------                        -----------------
   Growth Portfolio                  Equity-Income Portfolio --            Asset Manager Portfolio -- IC Shares
   Leveraged AllCap Portfolio         IC Shares                            Contrafund Portfolio -- IC Shares
   MidCap Growth Portfolio           Growth Portfolio -- IC Shares         Index 500 Portfolio -- IC Shares
   Small Capitalization Portfolio    High Income Portfolio -- IC Shares    Investment Grade Bond Portfolio --
                                     Money Market Portfolio --              IC Shares
                                      IC Shares
                                     Overseas Portfolio -- IC Shares

   Janus Aspen Series              Neuberger Berman Advisers Management Trust     OCC Accumulation Trust
   ------------------              ------------------------------------------     -------------------------------
   Aggressive Growth Portfolio     AMT Limited Maturity Bond Portfolio            Equity Portfolio
   Growth Portfolio                AMT Partners Portfolio                         Global Equity Portfolio
   International Growth            AMT Socially Responsive Portfolio              Managed Portfolio
    Portfolio                                                                     Small Capitalization Portfolio
   Worldwide Growth Portfolio

   AIM Variable Insurance Fund
   ---------------------------
   Dent Demographic Trends Fund

   Pilgrim Variable Products Trust      Putnam Variable Trust
   -------------------------------      ---------------------
   Growth Opportunities Portfolio       Putnam VT Asia Pacific Growth Fund -- Class IA Shares
   Growth + Value Portfolio             Putnam VT Diversified Income Fund -- Class IA Shares
   High Yield Bond Portfolio            Putnam VT Growth and Income Fund -- Class IA Shares
   International Value Portfolio        Putnam VT New Opportunities Fund -- Class IA Shares
   MagnaCap Portfolio                   Putnam VT Utilities Growth and Income Fund -- Class IA Shares
   MidCap Opportunities Portfolio       Putnam VT Voyager Fund -- Class IA Shares
   Research Enhanced Index Portfolio
   SmallCap Opportunities Portfolio

   Fred Alger Management, Inc. is the investment adviser for the four portfolios of The Alger American Fund and is paid fees for its services by The Alger American Fund Portfolios. Fidelity Management & Research Company is the investment adviser for Fidelity Variable Insurance Products Fund (VIP) and Variable Insurance Products Fund II (VIP II) and is paid for its services by the VIP and VIP II Portfolios. Janus Capital Corporation is the investment adviser for the four portfolios of Janus Aspen Series and is paid fees for its services by the Janus Aspen Series Portfolios. Neuberger Berman Management, Inc. is the investment manager for the three portfolios of the Neuberger Berman Advisers Management Trust and is paid fees for its services by the Neuberger Berman Advisers Management Trust Portfolios. Pilgrim Advisors, Inc., an affiliate of ReliaStar Life, is the investment adviser for the eight Pilgrim Variable Products Trust Portfolios and is paid fees for its services by the Portfolios. OpCap Advisors is the investment adviser for the four Portfolios of the OCC Accumulation Trust and is paid fees for its services by the OCC Accumulation Trust Funds. Putnam Investment Management, Inc. is the investment adviser for Putnam Variable Trust and is paid fees for its services by Putnam Variable Trust. Further information is contained in the related funds' prospectuses. AIM Advisors, Inc. is the investment adviser for the AIM VI Dent Demographics Trends Fund and is paid fees for its services by the fund.

   Fidelity VIP II Contrafund Portfolio is a registered trademark of FMMR Corporation.

   On August 8, 1997, sub-accounts investing in Northstar Galaxy Trust Growth + Value Portfolio, Northstar Galaxy Trust High Yield Bond Portfolio, Northstar Galaxy Trust International Value Portfolio, The Alger American Fund, Janus Aspen Series, OCC Accumulation Trust, and Neuberger Berman Advisers Management Trust were made available to Select*Life policies.

   On July 29, 1998, Northstar Variable Trust Portfolio changed its name to Northstar Galaxy Trust Portfolio (GT). Also on July 29, 1998, the Northstar Variable Trust Growth Portfolio changed its name to Northstar Galaxy Trust Growth + Value Portfolio.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

1. ORGANIZATION, CONTINUED:
   On November 9, 1998, Northstar Galaxy Trust Income and Growth Portfolio changed its name to Northstar Galaxy Trust Emerging Growth Portfolio.

   On April 8, 1999, shareholders of the Northstar Galaxy Trust Multi-Sector Bond Portfolio approved a proposal to modify the investment objective of the Portfolio from the objective of seeking to maximize income consistent with the preservation of capital to the objective of seeking capital appreciation. Also on April 8, 1999, the name of the Portfolio was changed to Northstar Galaxy Trust Research Enhanced Index Portfolio to better reflect the Portfolio's investment objective.

   On April 30, 1999, sub-accounts investing in Neuberger Berman Advisers Management Trust Socially Responsive Portfolio were made available to Select*Life policies.

   On April 30, 1999, Fidelity VIP Overseas Portfolio, Fidelity VIP II Asset Manager Portfolio, Putnam VT Asia Pacific Growth Fund, Putnam VT Diversified Income Fund and Putnam VT Utilities Growth and Income Fund were closed to new premium and transfers.

   On November 1, 1999, Northstar Investment Management Corporation changed its name to Pilgrim Advisors, Inc. Substantially the same personnel are performing the investment advisory services on behalf of Pilgrim Advisors, Inc.

   On April 28, 2000, Pilgrim Advisors, Inc. merged with Pilgrim Investments,
   Inc.

   ReliaStar Financial Corp. ("ReliaStar"), the parent company of ReliaStar Life Insurance Company ("ReliaStar Life"), has entered into an Agreement and Plan of Merger dated as of April 30, 2000 (the "Agreement"), with ING Groep N.V. ("ING") and ING America Insurance Holdings, Inc. The Agreement provides for the acquisition of ReliaStar and its subsidiaries by ING. The acquisition is expected to be complete in the third quarter of 2000. The completion of the transaction is subject to various contingencies and to the receipt of all regulatory and shareholders approvals. Following the completion of the transaction, ReliaStar Life will continue to be responsible for all contracts issued by it.

   On May 1, 2000, Northstar Galaxy Trust Portfolio changed its name to Pilgrim Variable Products Trust Portfolio (VP). Also on May 1, 2000, the Northstar Galaxy Trust Emerging Growth Portfolio and the Northstar Galaxy Trust Growth and Value Portfolio changed their names to Pilgrim VP SmallCap Opportunities Portfolio and Pilgrim VP Growth + Value Portfolio, respectively. In addition, sub-accounts investing in Pilgrim VP MagnaCap Portfolio, Pilgrim VP Growth Opportunities Portfolio, Pilgrim VP MidCap Opportunities Portfolio, Alger Leveraged AllCap Portfolio and AIM VI Dent Demographic Trends Fund were made available to purchasers of ReliaStar Life's Select*Life Variable Account.

2. SIGNIFICANT ACCOUNTING POLICIES:
   SECURITIES VALUATION TRANSACTIONS AND RELATED INVESTMENT INCOME: The market value of investments in the sub-accounts is based on the closing net asset values of the fund shares held at the end of the year. Investment transactions are accounted for on the trade date (date the order to purchase or redeem is executed) and dividend income and capital gain distributions are recorded on the ex-dividend date. Net realized gains and losses on redemptions of shares of the funds are determined on the basis of specific identification of fund share costs.

3. FEDERAL INCOME TAXES:
   Under current tax law, the income, gains, and losses from the separate account investments are not taxable to either the Account or ReliaStar Life.

4. POLICY CHARGES:
   ReliaStar Life makes certain charges to Policy Owners' Variable Accumulation Values in the Account in accordance with the terms of the policies. These charges are set forth in the policies and may include: cost of insurance; monthly expense charge; death benefit guarantee charge; optional insurance benefit charges; and surrender charges and sales charge refunds.

                     RELIASTAR SELECT*LIFE VARIABLE ACCOUNT
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

5. INVESTMENTS:
   For the period ended June 30, 2000, investment activity in the funds was as follows (in thousands):

                                                                       COST OF       PROCEEDS
   INVESTING FUND                                                     PURCHASES     FROM SALES
   --------------                                                     ---------     ----------
   The Alger American Fund:
    Alger American Growth Portfolio ...............................    $ 22,956      $  9,511
    Alger American Leveraged AllCap Portfolio .....................         340            --
    Alger American MidCap Growth Portfolio ........................       9,541         6,105
    Alger American Small Capitalization Portfolio .................      23,348        18,787
   AIM Variable Insurance Funds:
    AIM V.I. Dent Demographics Trends Fund ........................         651            29
   Fidelity's VIP:
    VIP Equity-Income Portfolio -- IC Shares ......................      34,865        32,277
    VIP Growth Portfolio -- IC Shares .............................      26,801         6,697
    VIP High Income Portfolio -- IC Shares ........................       8,743         8,492
    VIP Money Market Portfolio -- IC Shares .......................     200,639       196,467
    VIP Overseas Portfolio -- IC Shares ...........................       2,885         2,558
   Fidelity's VIP II:
    VIP II Asset Manager Portfolio -- IC Shares ...................       4,016         3,721
    VIP II Contrafund Portfolio -- IC Shares . ....................      15,212         5,590
    VIP II Index 500 Portfolio -- IC Shares .......................       9,503         6,014
    VIP II Investment Grade Bond Portfolio -- IC Shares ...........       4,819         4,442
   Janus Aspen Series:
    Aggressive Growth Portfolio ...................................      31,367         6,905
    Growth Portfolio ..............................................      18,031         1,234
    International Growth Portfolio ................................      62,644        55,832
    Worldwide Growth Portfolio ....................................      48,695        40,545
   Neuberger Berman Advisers Management Trust:
    AMT Limited Maturity Bond Portfolio ...........................       1,807         1,431
    AMT Partners Portfolio ........................................       2,274           770
    AMT Socially Responsive Portfolio .............................          76             8
   Pilgrim Variable Products Trust:
    Pilgrim VP Growth Opportunities Portfolio .....................         321            22
    Pilgrim VP Growth + Value Portfolio ...........................       9,126         3,085
    Pilgrim VP High Yield Bond Portfolio ..........................         334           166
    Pilgrim VP International Value Portfolio ......................      23,749        22,219
    Pilgrim VP MagnaCap Portfolio .................................          16            --
    Pilgrim VP MidCap Portfolio ...................................          40            12
    Pilgrim VP Research Enhanced Index Portfolio ..................       2,084         1,862
    Pilgrim VP SmallCap Opportunities Portfolio ...................      22,872        10,126
   OCC Accumulation Trust:
    Equity Portfolio ..............................................       1,393           879
    Global Equity Portfolio .......................................       5,700         5,234
    Managed Portfolio .............................................       1,630         1,259
    Small Cap Portfolio ...........................................       9,946        10,363
   Putnam Variable Trust:
    Putnam VT Asia Pacific Growth Fund -- Class IA Shares .........         143           252
    Putnam VT Diversified Income Fund -- Class IA Shares ..........         128           233
    Putnam VT Growth and Income Fund -- Class IA Shares ...........       7,701         3,221
    Putnam VT New Opportunities Fund -- Class IA Shares ...........      12,989         4,621
    Putnam VT Utilities Growth and Income Fund -- Class IA
     Shares .......................................................         273           444
    Putnam VT Voyager Fund -- Class IA Shares .....................      24,823         3,874
                                                                       --------      --------
    Total .........................................................    $652,481      $475,287
                                                                       ========      ========

INDEPENDENT AUDITORS' REPORT





Board of Directors and Shareholder
ReliaStar Life Insurance Company
(A Wholly Owned Subsidiary of ReliaStar Financial Corp.)
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheets of ReliaStar Life Insurance Company and Subsidiaries (the Company) as of December 31, 1999 and 1998, and the related statements of income, shareholder's equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company and Subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


Minneapolis, Minnesota
February 1, 2000

CONSOLIDATED BALANCE SHEETS
RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF RELIASTAR FINANCIAL CORP.)


DECEMBER 31 (IN MILLIONS)                                              1999             1998
-------------------------------------------------------------   -----------      -----------
ASSETS
Fixed Maturity Securities (Amortized Cost: 1999, $11,223.6;
 1998, $11,106.5) ..........................................    $  11,009.3      $  11,609.9
Equity Securities (Cost: 1999, $42.7; 1998, $48.1) .........           42.7             49.1
Mortgage Loans on Real Estate ..............................        2,309.7          2,154.8
Real Estate and Leases .....................................           20.6             53.3
Policy Loans ...............................................          739.9            702.3
Other Invested Assets ......................................           88.1            113.5
Short-Term Investments .....................................          136.0            116.0
-------------------------------------------------------------   -----------      -----------
TOTAL INVESTMENTS ..........................................       14,346.3         14,798.9

Cash .......................................................           33.2               --
Accounts and Notes Receivable ..............................          260.8            245.1
Reinsurance Receivable .....................................          605.4            417.7
Deferred Policy Acquisition Costs ..........................        1,479.0          1,215.5
Present Value of Future Profits ............................          434.6            422.5
Property and Equipment, Net ................................          118.8            110.0
Accrued Investment Income ..................................          197.0            195.8
Other Assets ...............................................          282.0            272.0
Participation Fund Account Assets ..........................          310.9            311.6
Assets Held in Separate Accounts ...........................        6,196.7          4,310.6
-------------------------------------------------------------   -----------      -----------
TOTAL ASSETS ...............................................    $  24,264.7      $  22,299.7
=============================================================   ===========      ===========

LIABILITIES
Future Policy and Contract Benefits ........................    $  13,671.4      $  13,519.8
Pending Policy Claims ......................................          584.2            431.8
Other Policyholder Funds ...................................          354.3            304.6
Notes and Mortgages Payable -- Unaffiliated ................            8.0              8.2
Note Payable -- Parent .....................................          100.0            100.0
Income Taxes ...............................................          117.3            225.4
Other Liabilities ..........................................          548.8            529.8
Participation Fund Account Liabilities .....................          310.9            311.6
Liabilities Related to Separate Accounts ...................        6,191.2          4,305.1
-------------------------------------------------------------   -----------      -----------
TOTAL LIABILITIES ..........................................       21,886.1         19,736.3
-------------------------------------------------------------   -----------      -----------

SHAREHOLDER'S EQUITY
Common Stock (Shares Issued: 2.0) ..........................            2.5              2.5
Additional Paid-In Capital .................................        1,057.4          1,057.4
Retained Earnings ..........................................        1,427.6          1,242.7
Accumulated Other Comprehensive Income (Loss) ..............         (108.9)           260.8
-------------------------------------------------------------   -----------      -----------
TOTAL SHAREHOLDER'S EQUITY .................................        2,378.6          2,563.4
-------------------------------------------------------------   -----------      -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY .................    $  24,264.7      $  22,299.7
=============================================================   ===========      ===========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF RELIASTAR FINANCIAL CORP.)


YEAR ENDED DECEMBER 31 (IN MILLIONS)                                     1999            1998
----------------------------------------------------------------   ----------      ----------
REVENUES
Premiums ......................................................    $  1,186.6      $  1,007.9
Net Investment Income .........................................       1,102.4         1,109.8
Realized Investment Gains (Losses), Net .......................          (7.8)           17.3
Policy and Contract Charges ...................................         454.5           427.6
Other Income ..................................................          43.7            73.7
----------------------------------------------------------------   ----------      ----------
TOTAL .........................................................       2,779.4         2,636.3
----------------------------------------------------------------   ----------      ----------

BENEFITS AND EXPENSES
Benefits to Policyholders .....................................       1,712.7         1,549.4
Sales and Operating Expenses ..................................         434.3           473.9
Amortization of Deferred Policy Acquisition Costs and
 Present Value of Future Profits ..............................         185.5           192.4
Interest Expense ..............................................           6.7             6.9
Dividends and Experience Refunds to Policyholders .............          28.1            29.4
----------------------------------------------------------------   ----------      ----------
TOTAL .........................................................       2,367.3         2,252.0
----------------------------------------------------------------   ----------      ----------
Income from Continuing Operations Before Income Taxes .........         412.1           384.3
Income Tax Expense ............................................         145.2           136.4
----------------------------------------------------------------   ----------      ----------
INCOME FROM CONTINUING OPERATIONS .............................         266.9           247.9
Loss from Discontinued Operations, Net of Tax .................            --            (7.2)
----------------------------------------------------------------   ----------      ----------
NET INCOME ....................................................    $    266.9      $    240.7
================================================================   ==========      ==========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND
COMPREHENSIVE INCOME
RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF RELIASTAR FINANCIAL CORP.)


                                           Shareholder's Equity        Comprehensive Income
                                          -----------------------     ----------------------
YEAR ENDED DECEMBER 31 (IN MILLIONS)           1999          1998         1999          1998
---------------------------------------   ---------     ---------     --------      --------
COMMON STOCK
Beginning and End of Year ............    $     2.5     $     2.5
---------------------------------------   ---------     ---------

ADDITIONAL PAID-IN CAPITAL
Beginning and End of Year ............      1,057.4       1,057.4
---------------------------------------   ---------     ---------

RETAINED EARNINGS
Beginning of Year ....................      1,242.7       1,090.0
Net Income ...........................        266.9         240.7     $  266.9      $  240.7
Dividends to Shareholder .............        (82.0)        (88.0)
---------------------------------------   ---------     ---------
 End of Year .........................      1,427.6       1,242.7
---------------------------------------   ---------     ---------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Beginning of Year ....................        260.8         226.1
Change for the Year ..................       (369.7)         34.7       (369.7)         34.7
---------------------------------------   ---------     ---------
 End of Year .........................       (108.9)        260.8
---------------------------------------   ---------     ---------     --------      --------
COMPREHENSIVE INCOME (LOSS) ..........                                $ (102.8)     $  275.4
=======================================   =========     =========     ========      ========
TOTAL SHAREHOLDER'S EQUITY ...........    $ 2,378.6     $ 2,563.4
=======================================   =========     =========     ========      ========


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF RELIASTAR FINANCIAL CORP.)


YEAR ENDED DECEMBER 31 (IN MILLIONS)                                                1999            1998
---------------------------------------------------------------------------   ----------      ----------
OPERATING ACTIVITIES
Net Income ...............................................................    $    266.9      $    240.7
Adjustments to Reconcile Net Income to Net
 Cash Provided by (Used in) Operating Activities
   Interest Credited to Insurance Contracts ..............................         564.1           586.8
   Future Policy Benefits ................................................        (699.0)         (685.6)
   Capitalization of Policy Acquisition Costs ............................        (290.9)         (258.7)
   Amortization of Deferred Policy Acquisition Costs and
    Present Value of Future Profits ......................................         185.5           192.4
   Deferred Income Taxes .................................................          48.1            15.5
   Net Change in Receivables and Payables ................................          62.0            14.0
   Other Assets ..........................................................         (11.2)          295.4
   Realized Investment (Gains) Losses, Net ...............................           7.8           (17.3)
   Other .................................................................         (24.4)          (20.9)
---------------------------------------------------------------------------   ----------      ----------
 Net Cash Provided by Operating Activities ...............................         108.9           362.3
---------------------------------------------------------------------------   ----------      ----------

INVESTING ACTIVITIES
Proceeds from Sales of Fixed Maturity Securities .........................         951.3           535.8
Proceeds from Maturities or Repayment of Fixed Maturity Securities .......       1,374.6         1,096.6
Cost of Fixed Maturity Securities Acquired ...............................      (2,438.5)       (2,062.9)
Sales (Purchases) of Equity Securities, Net ..............................           5.5           (27.4)
Proceeds of Mortgage Loans Sold, Matured or Repaid .......................         340.7           654.4
Cost of Mortgage Loans Acquired ..........................................        (497.5)         (539.9)
Sales of Real Estate and Leases, Net .....................................          41.4            23.7
Policy Loans Issued, Net .................................................         (37.6)          (39.0)
Sales (Purchases) of Other Invested Assets, Net ..........................          (8.3)            7.1
Sales (Purchases) of Short-Term Investments, Net .........................         (20.0)           14.3
---------------------------------------------------------------------------   ----------      ----------
 Net Cash Used in Investing Activities ...................................        (288.4)         (337.3)
---------------------------------------------------------------------------   ----------      ----------

FINANCING ACTIVITIES
Deposits to Insurance Contracts ..........................................       1,678.0         1,634.9
Maturities and Withdrawals from Insurance Contracts ......................      (1,383.1)       (1,350.9)
Increase in Notes and Mortgages Payable ..................................            --            24.0
Repayment of Notes and Mortgages Payable .................................           (.2)         (268.5)
Dividends to Shareholder .................................................         (82.0)          (88.0)
---------------------------------------------------------------------------   ----------      ----------
 Net Cash Provided by (Used in) Financing Activities .....................         212.7           (48.5)
---------------------------------------------------------------------------   ----------      ----------
Increase (Decrease) in Cash ..............................................          33.2           (23.5)
Cash at Beginning of Year ................................................            --            23.5
---------------------------------------------------------------------------   ----------      ----------
Cash at End of Year ......................................................    $     33.2      $       --
===========================================================================   ==========      ==========


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
(A WHOLLY OWNED SUBSIDIARY OF RELIASTAR FINANCIAL CORP.)


NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
ReliaStar Life Insurance Company (ReliaStar Life or the Company) is principally engaged in the business of providing life insurance and related financial services products. The Company provides and distributes individual life insurance and annuities; employee benefit products and services; retirement plans and life and health reinsurance. The Company operates primarily in the United States and, through its subsidiaries, is authorized to conduct business in all 50 states.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries and exclude the effects of all material intercompany transactions.

ReliaStar Life is a wholly owned subsidiary of ReliaStar Financial Corp. (ReliaStar). ReliaStar Life's principal subsidiaries are Northern Life Insurance Company (Northern), Security-Connecticut Life Insurance Company (Security-Connecticut), ReliaStar Life Insurance Company of New York (RLNY) and ReliaStar Reinsurance Group (UK), Ltd. Effective December 31, 1998, ReliaStar United Services Life Insurance Company, an affiliate, merged with and into ReliaStar Life.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS
Fixed maturity securities (bonds and redeemable preferred stocks) are classified as available-for-sale and are carried at fair value.

Equity securities (common stocks and nonredeemable preferred stocks) are carried at fair value.

Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts.

Investment real estate owned directly by the Company is carried at cost less accumulated depreciation and allowances for estimated losses. Investments in real estate joint ventures are accounted for using the equity method. Real estate acquired through foreclosure is carried at the lower of fair value less estimated costs to sell or cost.

Short-term investments are carried at amortized cost, which approximates fair value.

Unrealized investment gains and losses on equity securities and fixed maturity securities, net of related deferred policy acquisition costs (DAC), present value of future profits (PVFP) and tax effects, are accounted for as a direct increase or decrease to the accumulated other comprehensive income (loss) component of shareholder's equity.

Realized investment gains and losses enter into the determination of net income. Realized investment gains and losses on sales of securities are determined on the specific identification method. Write-offs of investments that decline in value below cost on other than a temporary basis and the change in the allowance for mortgage loans and wholly owned real estate are included with realized investment gains and losses in the Consolidated Statements of Income.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company periodically reviews all invested assets (including marketable bonds, private placements, mortgage loans and real estate investments) to identify investments where the Company has credit concerns. Investments with credit concerns include those the Company has identified as problem investments, which are issues delinquent in a required payment of principal or interest, issues in bankruptcy or foreclosure and restructured or foreclosed assets. The Company also identifies investments as potential problem investments, which are investments where the Company has serious doubts as to the ability of the borrowers to comply with the present loan repayment terms.

INTEREST RATE SWAP AGREEMENTS
Interest rate swap agreements are used as hedges for asset/liability management of adjustable rate and short-term invested assets. The Company does not enter into any interest rate swap agreements for trading purposes. The interest rate swap transactions involve the exchange of fixed and floating rate interest payments without the exchange of underlying principal amounts and do not contain other optional provisions. The Company utilizes the settlement method of accounting for its interest rate swap agreements whereby the difference between amounts paid and amounts received or accrued on interest rate swap agreements is reflected in net investment income.

The characteristics (notional amount, maturity and payment dates) of the interest rate swap agreements are similar to the characteristics of the designated hedged assets. Interest rate swaps are carried at fair value, and changes in fair value are recorded as a direct increase or decrease in the accumulated other comprehensive income component of shareholder's equity. In the event an interest rate swap agreement would cease to qualify for hedge accounting, changes in fair value of the affected swap would be recorded as income or expense. There were no terminations of interest rate swap agreements during 1999 and 1998.

EQUITY INDEX CALL OPTIONS
Equity index call options are tied to the performance of the S&P 500 Index and are used for asset/liability management of equity indexed annuity products. The Company does not purchase options for trading purposes. The notional amounts and other characteristics of the options correspond to the characteristics of obligations to policyholders for deposits received on equity indexed annuities. The change in the fair value of the call options approximates the change in the corresponding equity indexed annuity account value. The call options are carried at fair value, and changes in fair value are recorded as income or expense, consistent with the equity indexed annuity products.

POLICY ACQUISITION COSTS
Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy issuance and underwriting and certain variable agency expenses.

Costs deferred related to traditional life insurance products are amortized over the premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

Costs deferred related to universal life-type policies and investment contracts are amortized over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment, surrender and expense margins.

PRESENT VALUE OF FUTURE PROFITS
The present value of future profits reflects the estimated fair value of acquired insurance business in force and represents the portion of the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts. PVFP is amortized over the lives of the acquired insurance business in force in a manner consistent with amortization of policy acquisition costs.

An analysis of the PVFP asset account is presented below:

(IN MILLIONS)                                                1999          1998
------------------------------------------------------   --------      --------
Balance, Beginning of Year ..........................    $  422.5      $  480.0
Acquisition .........................................          --          (7.3)
Imputed Interest ....................................        26.9          31.0
Amortization ........................................       (77.5)        (90.1)
Impact of Net Unrealized Investment Losses ..........        62.7           8.9
------------------------------------------------------   --------      --------
BALANCE, END OF YEAR ................................    $  434.6      $  422.5
======================================================   ========      ========

Based on current conditions and assumptions as to future events on acquired policies in force, the Company expects that the net amortization of the December 31, 1999, PVFP balance will be between 6% and 9% in each of the years 2000 through 2004. The interest rates used to determine the amount of imputed interest on the unamortized PVFP balance ranged from 5% to 8%.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost, net of accumulated depreciation of $104.6 million and $100.5 million at December 31, 1999 and 1998, respectively. The Company provides for depreciation of property and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. Buildings are generally depreciated over 35 to 50 years. Depreciation expense for the years ending December 31, 1999 and 1998, totaled $4.7 million and $6.0 million, respectively.

GOODWILL
Goodwill is the excess of the amount paid to acquire a company over the fair value of the net assets acquired and is amortized on a straight-line basis over 40 years. The carrying value of goodwill is monitored for indicators of impairment of value. No events or circumstances were identified which warrant consideration of impairment or a revised estimate of useful lives.

PARTICIPATION FUND ACCOUNT
On January 3, 1989, the Commissioner of Commerce of the State of Minnesota approved a Plan of Conversion and Reorganization (the Plan) which provided, among other things, for the conversion of ReliaStar Life from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account (PFA) for the benefit of certain participating individual life insurance policies and annuities issued by ReliaStar Life prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets with respect to such policies are segregated in the accounting records of ReliaStar Life to assure the continuation of policyholder dividend practices. Assets and liabilities of the PFA are presented in accordance with statutory accounting practices. Earnings derived from the operation of the PFA inure solely to the benefit of the policies covered by the PFA and no benefit will inure to the Company. Accordingly, results of operations for the PFA are excluded from the Company's Consolidated Statements of Income. In the event that the assets of the PFA are insufficient to provide the contractual benefits guaranteed by the affected policies, ReliaStar Life must provide such contractual benefits from its general assets.

SEPARATE ACCOUNTS
The Company operates separate accounts. The assets and liabilities of the separate accounts are primarily related to variable annuity, variable life and 401(k) contracts and represent policyholder-directed funds that are separately administered. The assets (primarily investments) and liabilities (primarily to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are carried at fair value. Revenues from these separate account contracts consist primarily of charges for mortality risk and expenses, cost of insurance, contract administration and surrender charges. Revenue for these products is recognized when due.

FUTURE POLICY AND CONTRACT BENEFITS
Liabilities for future policy benefits for traditional life contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued or, for purchased contracts, at the date of acquisition.

Liabilities for future policy and contract benefits on universal life-type and investment contracts are based on the policy account balance.

The liabilities for future policy and contract benefits for group disabled life reserves and long-term disability reserves are based upon interest rate assumptions and morbidity and termination rates from published tables, modified for Company experience.

INCOME TAXES
The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative temporary differences in the assets and liabilities determined on a tax return and financial statement basis.

The Company files a consolidated tax return with certain of its affiliates. The method by which the total consolidated federal income tax for each entity is allocated to each of the companies is subject to a written agreement approved by the Company's Board of Directors. Allocation is based upon a separate return calculation such that each company in the consolidated return pays the same tax or receives the same refunds it would have paid or received had it consistently filed separate federal income tax returns. Intercompany tax balances are settled within a reasonable time after filing of the consolidated federal income tax returns with the Internal Revenue Service.

PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS
RECOGNITION OF TRADITIONAL LIFE, GROUP AND ANNUITY PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS -- Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of term and whole life insurance policies and certain annuities with life contingencies (immediate annuities). Life insurance premiums and immediate annuity premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and PVFP.

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS -- Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. Amounts received as deposits to such contracts are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading and the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYHOLDERS -- Contracts that do not subject the Company to risks arising from policyholder mortality or morbidity are referred to as investment contracts. Retirement plan contracts, Guaranteed Investment Contracts (GICs) and certain deferred annuities are considered investment contracts. Amounts received as deposits for such contracts are not reported as premium revenues.

Revenues for investment products consist of investment income and charges assessed against contract account values for policy administration. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

CHANGES IN ACCOUNTING PRINCIPLES
ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES
Effective for transactions occurring on or after January 1, 1998, the Company adopted those provisions of Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which were deferred by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." SFAS No. 125 requires a company to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in SFAS No. 125. The adoption of this standard had no effect on the financial results of the Company.

REPORTING COMPREHENSIVE INCOME
Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a company's full set of financial statements. Comprehensive income encompasses all changes in shareholder's equity from transactions and other events and circumstances from nonowner sources. Adoption of this standard had no effect on the financial results of the Company.

EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS Effective December 31, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 requires new disclosures relating to a company's pension and other postretirement benefit plans. Adoption of this standard had no effect on the financial results of the Company.

ACCOUNTING FOR THE COST OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE
Effective January 1, 1998, the Company adopted Statement of Position (SOP) No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 provides guidance on accounting for costs associated with computer software developed or obtained for internal use. Adoption of this standard did not have a significant effect on the financial results of the Company.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to current year presentation.


NOTE 2. INVESTMENTS

FIXED MATURITY SECURITIES
The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:

                                                                  Gross Unrealized
                                                               ----------------------
                                                 Amortized                                    Fair
DECEMBER 31, 1999 (IN MILLIONS)                     Cost        Gains        (Losses)         Value
---------------------------------------------   ----------     -------       --------      ----------
United States Government and Government
 Agencies and Authorities ..................    $     85.2     $   1.6       $    (.4)     $     86.4
States, Municipalities and Political
 Subdivisions ..............................          30.8         1.0           (1.2)           30.6
Foreign Governments ........................          69.2          .5           (1.1)           68.6
Public Utilities ...........................         599.6        12.0           (8.4)          603.2
Corporate Securities .......................       7,109.4        65.0         (198.6)        6,975.8
Mortgage-Backed/Structured Finance .........       3,316.9        22.5         (105.9)        3,233.5
Redeemable Preferred Stock .................          12.5          .2           (1.5)           11.2
---------------------------------------------   ----------     -------       --------      ----------
TOTAL ......................................    $ 11,223.6     $ 102.8       $ (317.1)     $ 11,009.3
=============================================   ==========     =======       ========      ==========

                                                                 Gross Unrealized
                                                               ----------------------
                                                 Amortized                                    Fair
DECEMBER 31, 1998 (IN MILLIONS)                     Cost        Gains        (Losses)         Value
---------------------------------------------   ----------     -------       --------      ----------
United States Government and Government
 Agencies and Authorities ..................    $    103.6      $  11.5           --      $    115.1
States, Municipalities and Political
 Subdivisions ..............................          49.9          4.1           --            54.0
Foreign Governments ........................          88.5          8.9           --            97.4
Public Utilities ...........................         643.0         56.6      $   (.2)          699.4
Corporate Securities .......................       7,416.0        378.3        (47.6)        7,746.7
Mortgage-Backed/Structured Finance .........       2,793.0         99.9         (7.7)        2,885.2
Redeemable Preferred Stock .................          12.5           .3          (.7)           12.1
---------------------------------------------   ----------      -------      -------      ----------
TOTAL ......................................    $ 11,106.5      $ 559.6      $ (56.2)     $ 11,609.9
=============================================   ==========      =======      =======      ==========

The amortized cost and fair value of fixed maturity securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                           Amortized         Fair
DECEMBER 31, 1999 (IN MILLIONS)                                               Cost           Value
-----------------------------------------------------------------------   ----------      ----------
Maturing in:
 One Year or Less ....................................................    $    416.1      $    415.6
 One to Five Years ...................................................       3,456.8         3,444.6
 Five to Ten Years ...................................................       2,850.3         2,773.5
 Ten Years or Later ..................................................       1,183.5         1,142.1
Mortgage-Backed/Structured Finance ...................................       3,316.9         3,233.5
-----------------------------------------------------------------------   ----------      ----------
TOTAL ................................................................    $ 11,223.6      $ 11,009.3
=======================================================================   ==========      ==========

The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds which are not considered problems are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. Fair values for privately placed bonds which are considered problems are determined through consideration of factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in their relevant market.

At December 31, 1999, the largest industry concentration in the private placement portfolio was mortgage-backed/structured finance, where 16.9% of the portfolio was invested, and the largest industry concentration in the marketable bond portfolio was mortgage-backed/structured finance, where 34.5% of the portfolio was invested.

EQUITY SECURITIES
The cost and fair value of investments in equity securities were as follows:

DECEMBER 31 (IN MILLIONS)                                                           1999         1998
------------------------------------------------------------------------------   -------      -------
Cost ........................................................................    $  42.7      $  48.1
Gross Unrealized Gains ......................................................        2.8          2.2
Gross Unrealized Losses .....................................................       (2.8)        (1.2)
------------------------------------------------------------------------------   -------      -------
FAIR VALUE ..................................................................    $  42.7      $  49.1
==============================================================================   =======      =======

MORTGAGE LOANS ON REAL ESTATE
Investments in mortgage loans on real estate were as follows:

DECEMBER 31 (IN MILLIONS)                                                        1999            1998
------------------------------------------------------------------------   ----------      ----------
Mortgage Loans, Non-Impaired ..........................................    $  2,305.8      $  2,152.3
Mortgage Loans, Impaired ..............................................          13.7            13.0
------------------------------------------------------------------------   ----------      ----------
                                                                              2,319.5         2,165.3
                                                                           ----------      ----------
Allowance for Credit Losses, Beginning of Year ........................         (10.5)          (10.5)
 Increases ............................................................            --              --
 Decreases ............................................................            .7              --
------------------------------------------------------------------------   ----------      ----------
Allowances for Credit Losses, End of Year .............................          (9.8)          (10.5)
------------------------------------------------------------------------   ----------      ----------
TOTAL .................................................................    $  2,309.7      $  2,154.8
========================================================================   ==========      ==========
Average Investment in Impaired Mortgage Loans on Real Estate ..........    $      2.0      $      1.6
========================================================================   ==========      ==========

The Company does not accrue interest income on impaired mortgage loans when the likelihood of collection is doubtful, rather income is recognized for these loans as payments are received. Interest income recognized on impaired mortgage loans during the years ended December 31, 1999 and 1998, was $1.1 and $.9 million, respectively.

At December 31, 1999, the largest geographic concentration of commercial mortgage loans was in the Midwest region of the United States, where approximately 36.0% of the commercial mortgage loan portfolio was invested.

INVESTMENT INCOME
Investment income summarized by type of investment was as follows:

YEAR ENDED DECEMBER 31 (IN MILLIONS)                          1999          1998
-------------------------------------------------------  ---------     ---------
Fixed Maturity Securities ............................   $   871.3     $   866.7
Equity Securities ....................................         3.6           2.1
Mortgage Loans on Real Estate ........................       181.2         181.6
Real Estate and Leases ...............................         9.2          21.6
Policy Loans .........................................        42.5          41.8
Other Invested Assets ................................         9.0          12.8
Short-Term Investments ...............................         8.7          10.9
-------------------------------------------------------  ---------     ---------
 Gross Investment Income .............................     1,125.5       1,137.5
Investment Expenses ..................................        23.1          27.7
-------------------------------------------------------  ---------     ---------
NET INVESTMENT INCOME ................................   $ 1,102.4     $ 1,109.8
=======================================================  =========     =========

REALIZED INVESTMENT GAINS AND LOSSES
Net pretax realized investment gains (losses) were as follows:

YEAR ENDED DECEMBER 31 (IN MILLIONS)                          1999         1998
--------------------------------------------------------   -------      -------
Net Gains (Losses) on Sales
 Fixed Maturity Securities
   Gross Gains ........................................    $  17.8      $  26.3
   Gross Losses .......................................      (15.2)       (13.2)
 Equity Securities
   Gross Gains ........................................         .7          1.9
   Gross Losses .......................................        (.5)        (2.5)
 Mortgage Loans on Real Estate ........................         .4         (0.2)
 Real Estate and Leases ...............................        8.2          4.9
 Other ................................................        7.9         15.3
--------------------------------------------------------   -------      -------
                                                              19.3         32.5
--------------------------------------------------------   -------      -------
Provisions for Losses
 Fixed Maturity Securities ............................      (13.6)        (8.4)
 Equity Securities ....................................         --           --
 Mortgage Loans on Real Estate ........................        (.1)          --
 Real Estate and Leases ...............................        (.9)        (2.4)
 Other ................................................      (12.5)        (4.4)
--------------------------------------------------------   -------      -------
                                                             (27.1)       (15.2)
--------------------------------------------------------   -------      -------
PRETAX REALIZED INVESTMENT GAINS (LOSSES) .............    $  (7.8)     $  17.3
========================================================   =======      =======

OTHER INVESTMENT INFORMATION
Invested assets which were nonincome producing (no income received for the 12 months preceding the balance sheet date) were as follows:

DECEMBER 31 (IN MILLIONS)                                       1999        1998
-----------------------------------------------------------   ------      ------
Fixed Maturity Securities ................................    $  4.5      $  3.9
Mortgage Loans on Real Estate ............................        .2         1.5
Real Estate and Leases ...................................       2.9         7.1
Other Invested Assets ....................................      29.1        11.8
-----------------------------------------------------------   ------      ------
TOTAL ....................................................    $ 36.7      $ 24.3
===========================================================   ======      ======

Allowances for losses on investments are reflected on the Consolidated Balance Sheets as a reduction of the related assets and were as follows:

DECEMBER 31 (IN MILLIONS)                                                          1999         1998
------------------------------------------------------------------------------   ------      -------
Mortgage Loans on Real Estate ...............................................    $  9.8      $  10.5
Real Estate and Leases ......................................................       4.7          9.0
Other Invested Assets .......................................................       8.5          6.0
------------------------------------------------------------------------------   ------      -------

Real estate assets acquired through foreclosure during the year ended December 31, 1999, totaled $1.3 million. There were none in 1998.

The components of net unrealized investment gains (losses) included in the accumulated other comprehensive income (loss) component of shareholder's equity are shown below:

DECEMBER 31 (IN MILLIONS)                                                         1999          1998
--------------------------------------------------------------------------    --------      --------
Unrealized Investment Gains (Losses) ....................................     $ (218.1)     $  529.8
DAC/PVFP Adjustment .....................................................         50.7        (128.6)
Deferred Income Taxes ...................................................         58.5        (140.4)
--------------------------------------------------------------------------    --------      --------
TOTAL ...................................................................     $ (108.9)     $  260.8
==========================================================================    ========      ========

The change in net unrealized investment gains and losses included in the change in accumulated other comprehensive income (loss) consisted of the following:

YEAR ENDED DECEMBER 31 (IN MILLIONS)                                               1999         1998
---------------------------------------------------------------------------    --------      -------
Unrealized Investment Gains (Losses) Arising During The Period(1) ........     $ (484.0)     $  36.7
Reclassification Adjustments(2) ..........................................         (1.8)        (8.7)
Change in DAC/PVFP Adjustment(3) .........................................        116.1          6.7
---------------------------------------------------------------------------    --------      -------
TOTAL ....................................................................     $ (369.7)     $  34.7
===========================================================================    ========      =======

(1) Net of income taxes totaling $(261.2) million and $17.0 million for 1999 and 1998, respectively.
(2) Net of income taxes totaling $(1.0) million and $(4.1) million for 1999 and 1998, respectively.
(3) Net of income taxes totaling $63.3 million and $3.5 million for 1999 and 1998, respectively.


NOTE 3. NOTES AND MORTGAGES PAYABLE

A summary of notes and mortgages payable is as follows:

DECEMBER 31 (IN MILLIONS)                                                          1999         1998
------------------------------------------------------------------------------  -------      -------
Unaffiliated:
 Current Portion ............................................................   $   5.8      $    .2
 Noncurrent Portion .........................................................       2.2          8.0
------------------------------------------------------------------------------  -------      -------
TOTAL UNAFFILIATED ..........................................................   $   8.0      $   8.2
------------------------------------------------------------------------------  -------      -------
NOTE PAYABLE TO PARENT ......................................................   $ 100.0      $ 100.0
==============================================================================  =======      =======

At December 31, 1999 and 1998, unaffiliated debt consisted primarily of mortgage notes assumed in connection with certain real estate investments with interest rates ranging from 6.2% to 9.6%.

Principal payments required in each of the next five years and thereafter are as follows:

(IN MILLIONS)
----------------------------------------------------------------------------------------------------
2000 - $ 5.8                                                                            2003 - $  .1
2001 - $ 2.0                                                                            2004 - $  --
2002 - $  .1                                                             2005 and thereafter - $  --
----------------------------------------------------------------------------------------------------

ReliaStar has loaned $100.0 million to ReliaStar Life under a surplus note. The original note, dated April 1, 1989, was issued in connection with ReliaStar Life's demutualization and was used to offset the surplus reduction related to the cash distribution to the mutual policyholders in the demutualization. This original note was replaced by a successor surplus note (the 1994 Note) dated November 1, 1994. The 1994 Note provides, subject to the regulatory constraints discussed below, that (i) it is a surplus note which will mature on September 15, 2003 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (ii) interest is at 65/8% payable semi-annually; and
(iii) in the event that

ReliaStar Life is in default in the payment of any required interest or principal, ReliaStar Life cannot pay cash dividends on its capital stock (all of which is owned directly by ReliaStar). The 1994 Note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Department of Commerce.

Interest paid on unaffiliated debt was $.4 million during both 1999 and 1998.


NOTE 4. INCOME TAXES

The income tax liability reported on the Consolidated Balance Sheets consisted of the following:

DECEMBER 31 (IN MILLIONS)                                     1999         1998
--------------------------------------------------------   -------      -------
Current Income Taxes ..................................    $  59.4      $  18.4
Deferred Income Taxes .................................       57.9        207.0
--------------------------------------------------------   -------      -------
TOTAL .................................................    $ 117.3      $ 225.4
========================================================   =======      =======

Deferred income taxes reflect the impact for financial statement reporting purposes of "temporary differences" between the financial statement carrying amounts and tax bases of assets and liabilities. The "temporary differences" that give rise to the net deferred tax liability relate to the following:

DECEMBER 31 (IN MILLIONS)                                   1999           1998
----------------------------------------------------    --------       --------
Future Policy and Contract Benefits ...............     $ (381.2)      $ (368.8)
Net Unrealized Investment Losses ..................        (77.6)            --
Investment Write-Offs and Allowances ..............        (24.5)         (34.4)
Pension and Postretirement Benefit Plans ..........         (8.1)          (7.8)
Employee Benefits .................................        (12.4)         (12.9)
Other .............................................        (25.2)         (53.2)
----------------------------------------------------    --------       --------
 Gross Deferred Tax Asset .........................       (529.0)        (477.1)
----------------------------------------------------    --------       --------
Deferred Policy Acquisition Costs .................        370.2          326.6
Present Value of Future Profits ...................        141.2          157.3
Net Unrealized Investment Gains ...................           --          119.3
Property and Equipment ............................         25.4           24.4
Real Estate Joint Ventures ........................         10.0           15.5
Other .............................................         40.1           41.0
----------------------------------------------------    --------       --------
 Gross Deferred Tax Liability .....................        586.9          684.1
----------------------------------------------------    --------       --------
NET DEFERRED TAX LIABILITY ........................     $   57.9       $  207.0
====================================================    ========       ========

The provision for income taxes reported on the Consolidated Statements of Income consisted of the following:

YEAR ENDED DECEMBER 31 (IN MILLIONS)                         1999          1998
-------------------------------------------------------   -------      --------
Currently Payable ....................................    $  97.1      $  120.9
Deferred .............................................       48.1          15.5
-------------------------------------------------------   -------      --------
TOTAL ................................................    $ 145.2      $  136.4
=======================================================   =======      ========

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

YEAR ENDED DECEMBER 31                                        1999         1998
--------------------------------------------------------   -------      -------
Statutory Tax Rate ....................................       35.0%        35.0%
Other .................................................         .2           .5
--------------------------------------------------------   -------      -------
EFFECTIVE TAX RATE ....................................       35.2%        35.5%
========================================================   =======      =======

Federal income tax regulations allowed certain special deductions for 1983 and prior years which are accumulated in a memorandum tax account designated as "policyholders' surplus." Generally, this policyholders' surplus account will become subject to tax at the then current rates only if the accumulated balance exceeds certain maximum limitations or if certain cash distributions are deemed to be paid out of the account. At December 31, 1999, ReliaStar Life and its life insurance subsidiaries have accumulated approximately $51.0 million in their separate policyholders' surplus accounts. Deferred taxes have not been provided on this temporary difference.

There have been no deferred taxes recorded for the unremitted equity in subsidiaries as the earnings are considered to be permanently invested or will be remitted only when tax effective to do so.

The Internal Revenue Service has completed its review of the Company's tax return for all years through 1995.

Cash paid for federal income taxes was $52.2 million and $123.3 million for the years ended December 31, 1999 and 1998, respectively.


NOTE 5. EMPLOYEE BENEFIT PLANS

SUCCESS SHARING PLAN AND ESOP
The Success Sharing Plan and ESOP (Success Sharing Plan) was designed to increase employee ownership and reward employees when certain ReliaStar performance objectives are met. Essentially all employees are eligible to participate in the Success Sharing Plan. The Success Sharing Plan has both qualified and nonqualified components. The nonqualified component is equal to 25% of the annual award and is paid in cash to employees. The qualified component is equal to 75% of the annual award which is contributed to the ESOP portion of the Success Sharing Plan.

In addition, the Success Sharing Plan has a 401(k) feature whereby participants may elect to contribute a percentage of their eligible earnings to the plan. Beginning in 1999, the Company matched participants' 401(k) contributions up to 6% of eligible earnings.

Costs charged to expense for the Success Sharing Plan were $7.2 million and $6.6 million for the years ended December 31, 1999 and 1998, respectively.

PENSION AND OTHER POSTRETIREMENT BENEFITS
The Company has funded and unfunded noncontributory defined benefit retirement plans which provide benefits to employees upon retirement (Pension Plans). Effective December 31, 1998, the Company's qualified defined benefit retirement plan was amended to suspend the accrual of additional benefits for future services. Eligible employees retain all of their accrued benefits as of December 31, 1998, which will be paid monthly at retirement according to the provisions of the plan. Employees meeting certain age and service requirements will receive certain transition benefits until retirement. A curtailment gain was recorded in 1998 to reflect the impact of this plan amendment and the impact of employee reductions resulting from the transfer of certain accident and health administrative operations to a third party.

The Company provides certain health care and life insurance benefits to retired employees and their eligible dependents (Other Plans). The postretirement health care plan is contributory, with retiree contribution levels adjusted annually; the life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

Net periodic expense or benefit for ReliaStar and its subsidiaries for pension and other plans included the following components:

YEAR ENDED DECEMBER 31 (IN MILLIONS)                         1999          1998
-------------------------------------------------------   -------       -------
PENSION PLANS
Service Cost .........................................    $    .3       $   3.2
Interest Cost ........................................       16.6          16.7
Expected Return on Plan Assets .......................      (22.0)        (20.9)
Amortization of Prior Service Cost ...................         .3            .8
Amortization of Transition Asset .....................         --           (.1)
Curtailment Gain .....................................         --          (3.7)
Settlement Loss ......................................         .3            --
Actuarial Loss .......................................        1.5           1.6
-------------------------------------------------------   -------       -------
NET BENEFIT ..........................................    $  (3.0)      $  (2.4)
=======================================================   =======       =======

YEAR ENDED DECEMBER 31 (IN MILLIONS)                                                   1999        1998
----------------------------------------------------------------------------------   ------      ------
OTHER PLANS
Service Cost ....................................................................    $   .6      $   .5
Interest Cost ...................................................................        .9          .7
Amortization of Prior Service Cost ..............................................      (1.4)       (1.5)
Curtailment Gain ................................................................        --        (1.7)
Actuarial Gain ..................................................................        --         (.1)
----------------------------------------------------------------------------------   ------      ------
NET EXPENSE (BENEFIT) ...........................................................    $   .1      $ (2.1)
==================================================================================   ======      ======

The funded status of the plans and net amounts recognized in ReliaStar's Consolidated Balance Sheets were as follows:

                                                            Pension Plans               Other Plans
                                                       ----------------------      --------------------
(IN MILLIONS)                                              1999          1998         1999         1998
----------------------------------------------------   --------      --------      -------      -------
Benefit Obligations at Beginning of Year ..........    $  238.7      $  237.1      $  10.8      $  10.9
Service Cost ......................................          .3           3.2           .6           .5
Interest Cost .....................................        16.6          16.7           .9           .7
Actuarial (Gain) Loss .............................        (6.6)         14.9          1.8          (.2)
Benefits Paid .....................................       (15.1)        (15.4)         (.8)         (.4)
Plan Amendments ...................................          .1           2.0           --           --
Transfers .........................................          .7            --           --           --
Termination Cost ..................................          --           1.0           --           --
Settlement ........................................        (2.2)           --           --           --
Curtailment .......................................          --         (20.8)          --          (.7)
----------------------------------------------------   --------      --------      -------      -------
 Benefit Obligations at End of Year ...............       232.5         238.7         13.3         10.8
----------------------------------------------------   --------      --------      -------      -------
Fair Value of Plan Assets
 at Beginning of Year .............................       251.7         229.1           --           --
Actual Return on Plan Assets ......................       109.8          36.6           --           --
Employer Contributions ............................         3.4           1.4           .8           .4
Participant Contributions .........................          --            --           .5           .5
Settlement ........................................        (2.2)           --           --           --
Benefits Paid .....................................       (15.1)        (15.4)        (1.3)         (.9)
----------------------------------------------------   --------      --------      -------      -------
 Fair Value of Plan Assets at End of Year .........       347.6         251.7           --           --
----------------------------------------------------   --------      --------      -------      -------
Funded Status .....................................       115.1          13.0        (13.3)       (10.8)
Unrecognized Net Gain .............................       (98.2)         (2.2)          --         (1.8)
Unrecognized Prior Service Cost ...................         3.3           3.6         (3.3)        (4.7)
----------------------------------------------------   --------      --------      -------      -------
NET ASSET (LIABILITY) RECOGNIZED                       $   20.2      $   14.4      $ (16.6)     $ (17.3)
====================================================   ========      ========      =======      =======

The components of the amounts recognized in ReliaStar's Consolidated Balance Sheets were as follows:

                                                           Pension Plans               Other Plans
                                                       --------------------       ---------------------
DECEMBER 31 (IN MILLIONS)                                 1999         1998          1999          1998
----------------------------------------------------   -------      -------       -------       -------
Prepaid Benefit Cost ..............................    $  33.8      $  28.2            --            --
Accrued Benefit Liability .........................      (20.1)       (19.1)      $ (16.6)      $ (17.3)
Intangible Asset ..................................        6.5          5.3            --            --
----------------------------------------------------   -------      -------       -------       -------
NET ASSET (LIABILITY) RECOGNIZED                       $  20.2      $  14.4       $ (16.6)      $ (17.3)
====================================================   =======      =======       =======       =======

The aggregate projected benefit obligation and aggregate accumulated benefit obligation for the unfunded pension plans were $20.1 million and $20.1 million, respectively, as of December 31, 1999; and $19.4 million and $19.1 million, respectively, as of December 31, 1998. As of December 31, 1999 and 1998, pension plan assets included 1,232,982 shares of ReliaStar common stock with a fair value of $48.3 million and $56.9 million, respectively. The benefit obligations for the pension and other postretirement plans were determined using assumed discount rates of 7.5% and 7.0% as of January 1, 2000 and 1999, respectively. A weighted-average long-term rate of compensation increase of 4.5% was used for the pension benefit obligation. The assumed long-term rate of return on pension plan assets was 10.5% in 1999 and 1998. The assumed health care cost trend rate for 2000 and thereafter used in measuring the postretirement health care benefit obligation was 5.0%. The assumed health care cost trend rate has an effect on the amounts reported. For example, a one-percentage-point increase in the rate would increase the 1999 total service and interest cost by $.1 million and the post retirement health care benefit obligation by $.5 million. A one-percentage-point decrease in the rate would decrease the 1999 total service and interest cost by $.1 million and the post retirement health care benefit obligation by $.5 million.

The above amounts are for ReliaStar and its subsidiaries as the Company's portion is not determinable.

STOCK INCENTIVE PLAN
Officers and key employees of the Company participate in the stock incentive plans of ReliaStar. ReliaStar applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, the Company has recorded no compensation expense for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for ReliaStar's stock option plans been determined based upon the fair value at the grant date for awards under these plans, consistent with the optional accounting methodology prescribed under SFAS No. 123, ReliaStar's net income would have been reduced by approximately $11.1 million and $8.1 million for the years ended December 31, 1999 and 1998, respectively. The weighted average fair value per option granted during 1999 and 1998 was $10.54 and $11.74, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: annual dividend yield ranging from 1.6% to 1.8%, volatility factors ranging from .1881 to .2693, risk-free interest rates ranging from 5.2% to 6.2% and an expected life of 5.0 to 5.8 years.


NOTE 6. UNPAID ACCIDENT AND HEALTH CLAIMS

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

(IN MILLIONS)                                                    1999          1998
----------------------------------------------------------   --------      --------
Balance at January 1 ....................................    $  480.3      $  387.0
Less Reinsurance Recoverables ...........................       180.9         120.2
----------------------------------------------------------   --------      --------
Net Balance at January 1 ................................       299.4         266.8
Incurred Related to:
 Current Year ...........................................       286.0         204.4
 Prior Years ............................................        20.8           8.2
----------------------------------------------------------   --------      --------
Total Incurred ..........................................       306.8         212.6
Paid Related to:
 Current Year ...........................................       113.2          84.2
 Prior Years ............................................       130.9          95.8
----------------------------------------------------------   --------      --------
Total Paid ..............................................       244.1         180.0
Net Balance at December 31 ..............................       362.1         299.4
Plus Reinsurance Recoverables ...........................       293.4         180.9
----------------------------------------------------------   --------      --------
BALANCE AT DECEMBER 31 ..................................    $  655.5      $  480.3
==========================================================   ========      ========

The liability for unpaid accident and health claims and claim adjustment expenses is included in Future Policy and Contract Benefits on the Consolidated Balance Sheets.


NOTE 7. SHAREHOLDER'S EQUITY

SHARE DATA
The authorized capital stock of the Company consists of 25,000,000 common shares and 5,000,000 preferred shares, all with a par value of $1.25 per share. 2,000,000 common shares are issued and outstanding as of December 31, 1999 and 1998.

DIVIDEND RESTRICTIONS
ReliaStar Life's ability to pay cash dividends to ReliaStar is restricted by law or subject to approval of the insurance regulatory authorities of Minnesota. These authorities recognize only statutory accounting practices for determining the ability of an insurer to pay dividends to its shareholders.

Under Minnesota insurance law regulating the payment of dividends by ReliaStar Life, any such payment must be an amount deemed prudent by ReliaStar Life's Board of Directors and, unless otherwise approved by the Commissioner of the Minnesota Department of Commerce (the Commissioner), must be paid solely from the adjusted earned surplus of ReliaStar Life. Adjusted earned surplus means the earned surplus as determined in accordance with statutory accounting practices (unassigned funds) less 25% of the amount of such earned surplus which is attributable to unrealized capital gains. Further, without approval of the Commissioner, ReliaStar Life may not pay in any calendar year any dividend which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (i) 10% of ReliaStar Life's statutory surplus at the prior year-end or (ii) 100% of ReliaStar Life's statutory net gain from operations (not including realized capital gains) for the prior calendar year. For 2000, the amount of dividends which can be paid by ReliaStar Life without Commissioner approval is $208.4 million.

STATUTORY SURPLUS AND NET INCOME
Net income of ReliaStar Life and its subsidiaries, as determined in accordance with statutory accounting practices, was $191.9 million and $153.3 million for 1999 and 1998, respectively. ReliaStar Life's statutory capital and surplus was $1,153.7 million and $1,063.4 million at December 31, 1999 and 1998, respectively.


NOTE 8. REINSURANCE

The Company is a member of reinsurance associations established for the purpose of ceding the excess of life insurance over retention limits. The Reinsurance Division of ReliaStar Life assumes and cedes reinsurance on certain life and health risks as its primary business.

Reinsurance contracts do no relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 1999 and 1998. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

ReliaStar Life's retention limit is $1,000,000 per insurable life for individual coverage, with lower retention limits at ReliaStar Life's subsidiaries. For group coverage and reinsurance assumed, the retention is $500,000 per life with per occurrence limitations, subject to certain maximums.

As of December 31, 1999, $47.9 billion of life insurance in force was ceded to other companies. The Company had assumed $55.7 billion of life insurance in force as of December 31, 1999. Included in these amounts are $50.9 billion of reinsurance assumed pertaining to Federal Employees' Group Life Insurance and Servicemans' Group Life Insurance. Also included in the above amounts are $4.8 billion of reinsurance assumed and $.9 billion of reinsurance ceded by the Reinsurance Division of ReliaStar Life.

Premium amounts received for prospective reinsurance that meet conditions for reinsurance accounting are recorded as unearned premium revenue and amortized into earned premium ratably over the remaining reinsurance contract period.

The effect of reinsurance on premiums and recoveries was as follows:

YEAR ENDED DECEMBER 31 (IN MILLIONS)                            1999          1998
---------------------------------------------------------  ---------     ---------
Direct Premiums ........................................   $   838.0     $   780.0
Reinsurance Assumed ....................................       744.1         498.8
Reinsurance Ceded ......................................      (395.5)       (270.9)
---------------------------------------------------------  ---------     ---------
NET PREMIUMS ...........................................   $ 1,186.6     $ 1,007.9
=========================================================  =========     =========
REINSURANCE RECOVERIES .................................   $   355.2     $   218.7
=========================================================  =========     =========


NOTE 9. RELATED PARTY TRANSACTIONS

The Company and ReliaStar have entered into agreements whereby ReliaStar and the Company provide certain management, administrative, legal, and other services for each other. The net amounts billed resulted in the Company making payments of $33.3 million and $30.7 million to ReliaStar in 1999 and

1998, respectively. The net costs allocated to the Company under these agreements may not be indicative of costs the Company might incur if these services were not provided by ReliaStar. During 1999 and 1998, the Company paid cash dividends of $82.0 million and $88.0 million, respectively, to ReliaStar.


NOTE 10. DISCONTINUED OPERATIONS AND OTHER

In December 1998, the Company completed the sale of its mortgage banking subsidiary, ReliaStar Mortgage Corporation (RMC), for approximately $19 million in cash. The results of RMC are presented as discontinued operations in the Consolidated Statements of Income.

Revenues, income from operations and loss on disposal related to the former mortgage banking subsidiary were as follows:

YEAR ENDED DECEMBER 31 (IN MILLIONS)                            1999          1998
----------------------------------------------------------------------------------
Revenues ...................................................      --       $  18.9
Income from Operations .....................................      --            .1
Loss on Disposal(1) ........................................      --          (7.3)
==================================================================================

(1) Includes a $2.8 million pretax loss from operations during the phase-out period and is net of a tax benefit of $4.3 million.

During 1998, the Company approved a plan to consolidate its five individual life insurance and annuity service center operations into one new center. This consolidation is expected to be substantially complete by the end of the year 2000 and affects approximately 700 positions at five separate service center operations. Estimated costs of $24.8 million (pre-tax) were recorded primarily for employee-related termination and non-cancelable lease contracts costs associated with vacated facilities. The remaining liability as of December 31, 1999, was $22.4 million and reflects payments of $2.4 million made during 1999. The 1999 transition of annuity operations to the new center was completed as originally scheduled.


NOTE 11. COMMITMENTS AND CONTINGENCIES

LITIGATION
The Company is a defendant in a number of lawsuits arising out of the normal course of its business. Some of the claims seek to be granted class action status and many of the claims seek both compensatory and punitive damages. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse impact to the financial position of the Company. It should be noted, however, that a number of financial services companies have been subjected to significant awards in connection with punitive damages claims and the Company can make no assurances that it will not be subjected to such an award.

The Company is a defendant in litigation in New York State court regarding an alleged reinsurance contract. The plaintiff alleges damages in excess of $100 million. The Company believes that no contract exists and the suit is without merit.

JOINT GROUP LIFE AND ANNUITY CONTRACTS
ReliaStar Life has issued certain participating group annuity and group life insurance contracts jointly with another insurance company. ReliaStar Life has entered into an arrangement with this insurer whereby ReliaStar Life will gradually transfer its liabilities (approximately $144 million at December 31, 1999) to the other insurer over a ten-year period which commenced in 1993. The terms of the arrangement specify the interest rate on the liabilities and provide for a transfer of assets and liabilities scheduled in a manner consistent with the expected cash flows of the assets allocated to support the liabilities. A contingent liability exists with respect to the joint obligor's portion of the contractual liabilities attributable to contributions received prior to July 1, 1993 (approximately $653 million at December 31, 1999) in the event the joint obligor is unable to meet its obligations.

FINANCIAL INSTRUMENTS
The Company is a party to financial instruments with on and off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates and equity prices. These financial instruments include commitments to extend credit, financial guarantees, futures contracts, interest rate swaps, interest rate caps and equity indexed call options. Those instruments involve, to varying degrees, elements of credit, interest rate, equity price, or liquidity risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate swap and interest rate cap transactions, the contract or notional amounts do not represent exposure to credit loss. For swaps, caps and equity indexed call options, the Company's exposure to credit loss is limited to those financial instruments where the Company has an unrealized gain.

Unless otherwise noted, the Company does not require collateral or other security to support financial instruments with credit risk.

DECEMBER 31 (IN MILLIONS)                                         1999          1998
------------------------------------------------------------   -------      --------
CONTRACT OR NOTIONAL AMOUNT
Financial Instruments Whose Contract
 Amounts Represent Credit Risk
 Commitments to Extend Credit .............................    $  42.6      $  101.0
 Financial Guarantees .....................................       28.5          28.8
Financial Instruments Whose Notional
 or Contract Amounts Exceed the Amount
 of Credit Risk
 Interest Rate Swap Agreements ............................      790.5         897.5
 Interest Rate Cap Agreements .............................      510.0         510.0
 Equity Indexed Call Options ..............................       55.6          28.7
------------------------------------------------------------   -------      --------

COMMITMENTS TO EXTEND CREDIT -- Commitments to extend credit are legally binding agreements to lend to a customer. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. They generally may be terminated by the Company in the event of deterioration in the financial condition of the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis.

FINANCIAL GUARANTEES -- Financial guarantees are conditional commitments issued by the Company guaranteeing the performance of the borrower to a third party. Those guarantees are primarily issued to support public and private commercial mortgage borrowing arrangements. The credit risk involved is essentially the same as that involved in issuing commercial mortgage loans.

ReliaStar Life is a partner in six real estate joint ventures where it has guaranteed the repayment of loans of the partnership. As of December 31, 1999, ReliaStar Life had guaranteed repayment of $28.5 million of such loans including the portion allocable to the PFA. If any payment were made under these guarantees, ReliaStar Life would be allowed to make a claim for repayment from the joint venture, foreclose on the assets of the joint venture, including its real estate investment and, in certain instances, make a claim against the joint venture's general partner.

For certain of these partnerships, ReliaStar Life has made capital contributions from time to time to provide the partnerships with sufficient cash to meet its obligations, including operating expenses, tenant improvements and debt service. Capital contributions during 1999 and 1998 were insignificant. Further capital contributions may be required in future periods for certain of the joint ventures. The Company cannot predict the amount of such future contributions.

INTEREST RATE SWAP AGREEMENTS -- The Company enters into interest rate swap agreements to manage interest rate exposure. The primary reason for the interest rate swap agreements is to extend the duration of adjustable rate investments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Changes in market interest rates impact income from adjustable rate investments and have an opposite (and approximately offsetting) effect on the reported income from the swap portfolio. The risks under interest rate swap agreements are generally similar to those of futures contracts. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements. At December 31, 1999, there was no unrealized gain on the agreements.

INTEREST RATE CAP AGREEMENTS -- The Company has entered into interest rate cap agreements as a hedge against the effects of rising interest rates on the invested assets supporting a portfolio of single premium deferred annuity contracts. Notional principal amounts are often used to express the volume of these transactions but do not represent the much smaller amounts potentially subject to credit risk. The amount subject to credit risk is approximately equal to the unrealized gain on the agreements which was approximately $.1 million at December 31, 1999.

EQUITY INDEXED CALL OPTIONS -- The Company holds certain call options indexed to the performance of the S&P 500 Index as part of its asset/liability management strategy for its equity indexed annuity products. The Company held 50 call options with a notional amount of $55.6 million and an estimated fair value of $19.6 million as of December 31, 1999.

FUTURES CONTRACTS -- Futures contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. These contracts are entered into to manage interest rate risk as part of the Company's asset and liability management. Risks arise from the movements in securities values and interest rates.

During 1997, the Company closed out of all of its futures contracts and immediately entered into zero coupon interest rate swaps. The Company has not entered into any new future contracts since 1997. As of December 31, 1999, the remaining deferred gain on the closed futures contracts was approximately $17 million, which is being amortized into income over the life of the liabilities whose cash flows they supported.

LEASES
The Company has operating leases for office space and certain computer processing and other equipment. Rental expense for these items was $18.2 million and $15.3 million for 1999 and 1998, respectively.

Future minimum aggregate rental commitments at December 31, 1999 for operating leases were as follows:

(IN MILLIONS)
-----------------------------------------------------------------------------------------
2000 - $ 12.0                                                               2003 - $  7.5
2001 - $ 11.3                                                               2004 - $  7.5
2002 - $  8.8                                                2005 and thereafter - $ 27.1
-----------------------------------------------------------------------------------------


NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to Management as of December 31, 1999 and 1998, respectively. Although Management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

FIXED MATURITY SECURITIES -- The estimated fair value disclosures for fixed maturity securities satisfy the fair value disclosure requirements of SFAS No. 107 (see Note 2).

EQUITY SECURITIES -- Fair value equals carrying value as these securities are carried at quoted market value.

MORTGAGE LOANS ON REAL ESTATE -- The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS -- The carrying amounts for these assets approximate the assets' fair values.

OTHER FINANCIAL INSTRUMENTS REPORTED AS ASSETS -- The carrying amounts for these financial instruments (primarily premiums and other accounts receivable and accrued investment income) approximate those assets' fair values.

INVESTMENT CONTRACT LIABILITIES -- The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date, as those investment contracts have no defined maturity and are similar to a deposit liability. The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

The fair value for GICs was estimated using discounted cash flow analyses. The discount rate used was based upon current industry offering rates on GICs of similar durations.

The fair values for supplementary contracts without life contingencies and immediate annuities were estimated using discounted cash flow analyses. The discount rate was based upon treasury rates plus a pricing margin.

The carrying amounts reported for other investment contracts, which includes participating pension contracts and retirement plan deposits, approximate those liabilities' fair value.

CLAIM AND OTHER DEPOSIT FUNDS -- The carrying amounts for claim and other deposit funds approximate the liabilities' fair value.

NOTES AND MORTGAGES PAYABLE -- For debt obligations, discounted cash flow analyses were used. The discount rate was based upon the Company's estimated current incremental borrowing rates.

OTHER FINANCIAL INSTRUMENTS REPORTED AS LIABILITIES -- The carrying amounts for other financial instruments (primarily normal payables of a short-term nature) approximate those liabilities' fair values.

FINANCIAL GUARANTEES -- The fair values for financial guarantees were estimated using discounted cash flow analyses based upon the expected future net amounts to be expended. The estimated net amounts to be expended were determined based on projected cash flows and a valuation of the underlying collateral.

The carrying amounts and estimated fair values of the Company's financial instruments were as follows:

                                                          1999                              1998
                                             -------------------------------   -------------------------------
                                                Carrying           Fair           Carrying           Fair
DECEMBER 31 (IN MILLIONS)                        Amount            Value           Amount            Value
------------------------------------------   --------------   --------------   --------------   --------------
FINANCIAL INSTRUMENTS RECORDED AS ASSETS
 Fixed Maturity Securities ...............    $  11,009.3      $  11,009.3      $  11,609.9      $  11,609.9
 Equity Securities .......................           42.7             42.7             49.1             49.1
 Mortgage Loans on Real Estate ...........
   Commercial ............................        1,868.5          1,854.7          1,726.8          1,841.8
   Residential and Other .................          441.2            439.7            428.0            436.7
 Policy Loans ............................          739.9            739.9            702.3            702.3
 Cash and Short-Term Investments .........          169.2            169.2            113.5            113.5
 Other Financial Instruments Recorded
  as Assets ..............................          493.7            493.7            460.4            460.4
FINANCIAL INSTRUMENTS RECORDED
 AS LIABILITIES
 Investment Contracts
   Deferred Annuities ....................       (7,849.0)        (7,460.8)        (7,784.5)        (7,366.3)
   GICs ..................................          (79.1)           (96.8)           (70.3)           (98.2)
   Supplementary Contracts and Immediate
    Annuities ............................         (395.9)          (394.3)          (414.8)          (416.5)
   Other Investment Contracts ............         (311.6)          (311.6)          (396.4)          (396.4)
 Claim and Other Deposit Funds ...........         (127.1)          (127.1)          (154.4)          (154.4)
 Notes and Mortgages Payable .............           (8.0)            (8.4)            (7.6)            (8.1)
 Other Financial Instruments Recorded
  as Liabilities .........................         (407.7)          (407.7)          (411.8)          (411.8)
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
 Financial Guarantees ....................             --             (2.1)              --             (2.1)
-------------------------------------------   -----------      -----------      -----------      -----------

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

                RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (IN MILLIONS)
                                   (UNAUDITED)

                                                                          JUNE 30,
                                                                            2000
                                                                         ---------
                                     ASSETS
Fixed Maturity Securities, Available for Sale .....................      $11,005.9
Equity Securities .................................................           41.1
Mortgage Loans on Real Estate .....................................        2,316.9
Real Estate and Leases ............................................           16.5
Policy Loans ......................................................          754.0
Other Invested Assets .............................................          101.6
Short-Term Investments ............................................          148.7
                                                                         ---------
 Total Investments ................................................       14,384.7
Cash ..............................................................           34.7
Accounts and Notes Receivable .....................................          319.7
Reinsurance Receivable ............................................          651.2
Deferred Policy Acquisition Costs .................................        1,617.3
Present Value of Future Profits ...................................          411.7
Property and Equipment, Net .......................................          128.8
Accrued Investment Income .........................................          195.7
Other Assets ......................................................          273.5
Participation Fund Account Assets .................................          310.1
Assets Held in Separate Accounts ..................................        6,588.4
                                                                         ---------
 TOTAL ASSETS .....................................................      $24,915.8
                                                                         =========
                                   LIABILITIES
Future Policy and Contract Benefits ...............................      $13,556.1
Pending Policy Claims .............................................          687.6
Other Policyholder Funds ..........................................          441.5
Amounts Due Under Reverse Repurchase Agreements ...................          108.6
Notes and Mortgages Payable -- Unaffiliated .......................             .3
Notes Payable -- Parent ...........................................          100.0
Income Taxes ......................................................           85.0
Other Liabilities .................................................          638.3
Participation Fund Account Liabilities ............................          310.1
Liabilities Related to Separate Accounts ..........................        6,582.9
                                                                         ---------
 TOTAL LIABILITIES ................................................       22,510.4
                                                                         ---------
                             SHAREHOLDER'S EQUITY
Common Stock ......................................................            2.5
Additional Paid-in Capital ........................................        1,057.4
Retained Earnings .................................................        1,526.3
Accumulated Other Comprehensive Income ............................         (180.8)
                                                                         ---------
TOTAL SHAREHOLDER'S EQUITY ........................................        2,405.4
                                                                         ---------
 TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY .......................      $24,915.8
                                                                         =========


     See accompanying notes to condensed consolidated financial statements.

                RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (IN MILLIONS)
                                   (UNAUDITED)

                                                                      SIX MONTHS ENDED
                                                                        JUNE 30, 2000
                                                                      ----------------
                                      REVENUES
Premiums ...........................................................      $   621.3
Net Investment Income ..............................................          558.3
Realized Investment Gains, Net .....................................            1.4
Policy and Contract Charges ........................................          217.1
Other Income .......................................................            6.7
                                                                          ---------
 Total .............................................................        1,404.8
                                                                          ---------
                               BENEFITS AND EXPENSES
Benefits to Policyholders ..........................................          856.4
Sales and Operating Expenses .......................................          191.9
Amortization of Deferred Policy Acquisition Costs and
 Present Value of Future Profits ...................................          125.8
Interest Expense ...................................................            5.6
Dividends and Experience Refunds to Policyholders ..................           11.8
                                                                          ---------
 Total .............................................................        1,191.5
                                                                          ---------
Income Before Income Taxes .........................................          213.3
Income Tax Expense .................................................           73.8
                                                                          ---------
 Net Income ........................................................      $   139.5
                                                                          =========


       See accompany notes to condensed consolidated financial statements.

                RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (IN MILLIONS)
                                   (UNAUDITED)

                                                                                 SIX MONTHS ENDED
                                                                                   JUNE 30, 2000
                                                                                 ----------------
                              OPERATING ACTIVITIES
Net Income ....................................................................      $   139.5
Adjustments to Reconcile Net Income to Net Cash Provided by
 Operating Activities
  Interest Credited to Insurance Contracts ....................................          273.3
  Future Policy Benefits ......................................................         (359.5)
  Capitalization of Policy Acquisition Costs ..................................         (199.5)
  Amortization of Deferred Policy Acquisition Costs and Present Value of
   Future Profits .............................................................          125.8
  Deferred Income Taxes .......................................................           48.1
  Net Change in Receivables and Payables ......................................           95.5
  Other Assets ................................................................            9.8
  Realized Investment Gains, Net ..............................................           (1.4)
  Other .......................................................................          (15.1)
                                                                                     ---------
   Net Cash Provided by Operating Activities ..................................          116.5
                                                                                     ---------
                              INVESTING ACTIVITIES
Proceeds from Sales of Fixed Maturity Securities ..............................          472.7
Proceeds from Maturities or Repayment of Fixed Maturity Securities ............          593.5
Cost of Fixed Maturity Securities Acquired ....................................       (1,180.0)
Sales of Equity Securities, Net ...............................................            2.9
Proceeds of Mortgage Loans Sold, Matured or Repaid ............................          111.1
Cost of Mortgage Loans Acquired ...............................................         (119.7)
Sales of Real Estate and Leases, Net ..........................................            4.9
Policy Loans Issued, Net ......................................................          (14.1)
Purchases of Other Invested Assets, Net .......................................           (9.4)
Purchases of Short-Term Investments, Net ......................................          (12.7)
                                                                                     ---------
   Net Cash Used by Investing Activities ......................................         (150.8)
                                                                                     ---------
                              FINANCING ACTIVITIES
Deposits to Insurance Contracts ...............................................          870.9
Maturities and Withdrawals from Insurance Contracts ...........................         (895.4)
Increase in Amounts Due Under Reverse Repurchase Agreements, Net ..............          108.6
Repayment of Notes and Mortgages Payable ......................................           (7.5)
Dividends to Shareholder ......................................................          (40.8)
                                                                                     ---------
   Net Cash Provided by Financing Activities ..................................           35.8
                                                                                     ---------
Increase in Cash ..............................................................            1.5
Cash at Beginning of Period ...................................................           33.2
                                                                                     ---------
Cash at End of Period .........................................................      $    34.7
                                                                                     =========


     See accompanying notes to condensed consolidated financial statements.

                RELIASTAR LIFE INSURANCE COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)



NOTE 1. BASIS OF PRESENTATION

     The condensed consolidated financial statements of ReliaStar Life Insurance Company (the Company) have been prepared in conformity with generally accepted accounting principles and such principles were applied on a basis consistent with that reflected in the Consolidated Financial Statements for the Years Ended December 31, 1999 and 1998. The financial information included herein has been prepared by management without audit by independent certified public accountants.

     The information furnished includes all adjustments and accruals consisting only of normal, recurring accrual adjustments which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto contained in the Consolidated Financial Statements For the Years Ended December 31, 1999 and 1998.


NOTE 2. SUBSEQUENT EVENT

     On September 1, 2000, the Company's parent, ReliaStar Financial Corp., was acquired by ING Groep, N.V. (ING). ING is a global financial services company based in Amsterdam, Netherlands, providing banking, insurance and asset management services. The acquisition will be accounted for as a purchase business combination, which will require the Company to adjust its historical basis financial statements to estimated fair value. In addition, during the third quarter, the Company has increased its insurance reserves related to its Reinsurance business. The increase in insurance reserves will have a significant impact on the Company's third quarter earnings but will not have a significant impact on the Company's financial position or cash flows.

                                   APPENDIX A


                                THE FIXED ACCOUNT

     The Fixed Account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of the assets of the Fixed Account.

     Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts and as a result the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     We guarantee both principal and interest on amounts credited to the Fixed Account. We credit interest at an effective annual rate of at least 3%, independent of the investment experience of the Fixed Account. From time to time, we may guarantee interest at a rate higher than 3%.

     ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR A GIVEN YEAR.

     We do not use a specific formula for determining excess interest credits. However, we consider the following:

     o    General economic trends,

     o    Rates of return currently available on our investments,

     o Rates of return anticipated in our investments, regulatory and tax factors, and

     o    Competitive factors.

     We are not aware of any statutory limitations to the maximum amount of interest we may credit and our Board of Directors has not set any limitations.

     The Fixed Accumulation Value of the Policy is the sum of the Net Premiums credited to the Fixed Account. It is increased by transfers and Loan Amounts from the Variable Account, and interest credits. It is decreased by Monthly Deductions and partial withdrawals taken from the Fixed Account and transfers to the Variable Account. The Fixed Accumulation Value will be calculated at least monthly on the monthly anniversary date.

     You may transfer all or part of your Fixed Accumulation Value to the Sub-Accounts of the Variable Account, subject to the following transfer limitations:

     o The request to transfer must be postmarked no more than 30 days before the Policy Anniversary and no later than 30 days after the Policy Anniversary. Only one transfer is allowed during this period.

     o The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount.

     o No more than 50% of the Fixed Accumulation Value (minus any Loan Amount) may be transferred unless the balance, after the transfer, would be less than $1,000. If the balance would be less than $1,000, the full Fixed Accumulation Value (minus any Loan Amount) may be transferred.

     o    You must transfer at least:

          --   $500, or

          -- the total Fixed Accumulation Value (minus any Loan Amount) if less than $500.

     We make the Monthly Deduction from your Fixed Accumulation Value in proportion to the total Accumulation Value of the Policy.

     The Surrender Charge described in the Prospectus applies to the total Accumulation Value, which includes the Fixed Accumulation Value. If the Owner surrenders the Policy for its Cash Surrender Value, the Fixed Accumulation Value will be reduced by any applicable Surrender Charge, any Loan Amount and unpaid Monthly Deductions applicable to the Fixed Account.

                                   APPENDIX B


                        CALCULATION OF ACCUMULATION VALUE

     The Accumulation Value of the Policy is equal to the sum of the Variable Accumulation Value plus the Fixed Accumulation Value.

VARIABLE ACCUMULATION VALUE

     The Variable Accumulation Value is the total of your values in each Sub-Account. The value for each Sub-Account is equal to:

1 multiplied by 2, where:

1
Is your current number of Accumulation Units (described below).

2
Is the current Unit Value (described below).

     The Variable Accumulation Value will vary from Valuation Date to Valuation Date (described below) reflecting changes in 1 and 2 above.

     ACCUMULATION UNITS. When transactions are made which affect the Variable Accumulation Value, dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the current Unit Value.

     The number of Accumulation Units for a Sub-Account increases when:

     o    Net Premiums are credited to that Sub-Account; or

     o Transfers from the Fixed Account or other Sub-Accounts are credited to that Sub-Account.

     The number of Accumulation Units for a Sub-Account decreases when:

     o    You take out a Policy loan from that Sub-Account;

     o    You take a partial withdrawal from that Sub-Account;

     o    We take a portion of the Monthly Deduction from that Sub-Account; or

     o Transfers are made from that Sub-Account to the Fixed Account or other Sub-Accounts.

     UNIT VALUE. The Unit Value for a Sub-Account on any Valuation Date is equal to the previous Unit Value times the Net Investment Factor for that Sub-Account (described below) for the Valuation Period (described below) ending on that Valuation Date. The Unit Value was initially set at $10 when the Sub-Account first purchased Fund shares.

     NET INVESTMENT FACTOR. The Net Investment Factor is a number that reflects charges to the Policy and the investment performance during a Valuation Period of the Fund in which a Sub-Account is invested. If the Net Investment Factor is greater than one, the Unit Value is increased. If the Net Investment Factor is less than one, the Unit Value is decreased. The Net Investment Factor for a Sub-Account is determined by dividing 1 by 2.

(1 \d 2), where:

1
Is the result of:

     o The net asset value per share of the Fund shares in which the Sub-Account invests, determined at the end of the current Valuation Period;

     o Plus the per share amount of any dividend or capital gain distributions made on the Fund shares in which the Sub-Account invests during the current Valuation Period;

     o Plus or minus a per share charge or credit for any taxes reserved which we determine has resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

2
Is the result of:

     o The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period;

     o Plus or minus a per share charge or credit for any taxes reserved for during the last prior Valuation Period which we determine resulted from the investment operations of the Sub-Account and was applicable to the Policy.

     VALUATION DATE; VALUATION PERIOD. A Valuation Date is each day the New York Stock Exchange is open for trading. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business on the next Valuation Date.

FIXED ACCUMULATION VALUE

     The Fixed Accumulation Value on the Policy Date is your Net Premium credited to the Fixed Account on that date minus the Monthly Deduction applicable to the Fixed Accumulation Value for the first Policy Month.

     After the Policy Date, the Fixed Accumulation Value is calculated as:

1 + 2 + 3 + 4 - 5 - 6, where:

1
Is the Fixed Accumulation Value on the preceding Monthly Anniversary, plus interest from the Monthly Anniversary to the date of the calculation.

2
Is the total of your Net Premiums credited to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date premiums are credited to the date of the calculation.

3
Is the total of your transfers from the Variable Account to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

4
Is the total of your Loan Amounts transferred from the Variable Account since the preceding Monthly Anniversary.

5
Is the total of your transfers to the Variable Account from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

6
Is the total of your partial withdrawals from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of withdrawal to the date of the calculation.

     If the date of the calculation is a Monthly Anniversary, we also reduce the Fixed Accumulation Value by the applicable Monthly Deduction for the Policy Month following the Monthly Anniversary.


     The minimum interest rate applied in the calculation of the Fixed Accumulation Value is an effective annual rate of 3%. Interest in excess of the minimum rate may be applied in the calculation of your Fixed Accumulation Value in a manner which our Board of Directors determines.

                                   APPENDIX C


                              MONTHLY AMOUNT CHARGE
                            PER $1,000 OF FACE AMOUNT

     The following table provides the factors that are used in determining the Monthly Amount Charge which is deducted each Policy Month during the first 20 Policy Years (and for 20 Policy Years after any requested increase in Face Amount relative to the increased amount). For a Policy issued in New Jersey, the reduction of these charges after the first 20 Policy Years is not guaranteed and may be assessed for the duration of the Policy. The Monthly Amount Charge per $1,000 is based on the average age of the Joint Insureds on the Policy Date (or on the effective date of any requested increase in Face Amount, as appropriate).


     AVERAGE AGE OF     MONTHLY AMOUNT CHARGE PER         AVERAGE AGE OF     MONTHLY AMOUNT CHARGE PER
     JOINT INSUREDS       $1,000 OF FACE AMOUNT           JOINT INSUREDS       $1,000 OF FACE AMOUNT
     --------------     -------------------------         --------------     -------------------------
            0                     0.083                         43                      0.142
            1                     0.084                         44                      0.146
            2                     0.085                         45                      0.150
            3                     0.085                         46                      0.155
            4                     0.086                         47                      0.159
            5                     0.086                         48                      0.164
            6                     0.087                         49                      0.168
            7                     0.087                         50                      0.173
            8                     0.088                         51                      0.177
            9                     0.088                         52                      0.182
           10                     0.089                         53                      0.186
           11                     0.090                         54                      0.191
           12                     0.090                         55                      0.195
           13                     0.091                         56                      0.200
           14                     0.091                         57                      0.205
           15                     0.092                         58                      0.210
           16                     0.092                         59                      0.215
           17                     0.093                         60                      0.220
           18                     0.094                         61                      0.225
           19                     0.094                         62                      0.230
           20                     0.095                         63                      0.235
           21                     0.095                         64                      0.240
           22                     0.096                         65                      0.245
           23                     0.096                         66                      0.263
           24                     0.097                         67                      0.281
           25                     0.098                         68                      0.299
           26                     0.099                         69                      0.317
           27                     0.100                         70                      0.335
           28                     0.101                         71                      0.353
           29                     0.103                         72                      0.371
           30                     0.104                         73                      0.389
           31                     0.105                         74                      0.407
           32                     0.106                         75                      0.425
           33                     0.108                         76                      0.458
           34                     0.109                         77                      0.490
           35                     0.110                         78                      0.523
           36                     0.114                         79                      0.555
           37                     0.118                         80                      0.588
           38                     0.122                         81                      0.620
           39                     0.126                         82                      0.653
           40                     0.130                         83                      0.685
           41                     0.134                         84                      0.718
           42                     0.138                         85                      0.750

                          UNDERTAKINGS TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.


                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


             "REASONABLENESS" REPRESENTATION PURSUANT TO 26(e)(2)(A)
                      OF THE INVESTMENT COMPANY ACT OF 1940

     Depositor represents that the fees and charges deducted under the flexible premium variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant has caused this Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement to be signed on its behalf, in the City of Minneapolis and State of Minnesota, on this 8th day of November, 2000.


                                       SELECT*LIFE VARIABLE ACCOUNT
                                           (Registrant)

                                       By: RELIASTAR LIFE INSURANCE COMPANY
                                           (Depositor)


                                       By          /S/ JOHN G. TURNER
                                          --------------------------------------
                                                John G. Turner, Chairman
                                               and Chief Executive Officer


As required by the Securities Act of 1933, Depositor has caused this Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement to be signed on its behalf, in the City of Minneapolis and State of Minnesota, on this 8th day of November, 2000.



                                       RELIASTAR LIFE INSURANCE COMPANY
                                           (Depositor)


                                       By          /S/ JOHN G. TURNER
                                          --------------------------------------
                                                John G. Turner, Chairman
                                               and Chief Executive Officer


As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement has been signed on this 8th day of November, 2000 by the following directors and officers of Depositor in the capacities indicated:


           SIGNATURE                               TITLE
           ---------                               -----

     /S/ JOHN G. TURNER        Chairman and Chief Executive Officer
-----------------------------
       John G. Turner

    /S/ JAMES R. MILLER        Senior Vice President and Chief Financial Officer
-----------------------------
      James R. Miller

  *Richard R. Crowl        *Mark S. Jordahl       *Robert C. Salipante
  *Michael J. Dubes        *Kenneth U. Kuk        *John G. Turner
  *Wayne R. Huneke         *Susan W. A. Mead
  *Dewette Ingham, Jr.     *James R. Miller

A majority of the Board of Directors

Stewart D. Gregg, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of ReliaStar Life Insurance Company pursuant to powers of attorney duly executed by such persons.

                              /S/ STEWART D. GREGG
                   -------------------------------------------
                       Stewart D. Gregg, Attorney-In-Fact

                                     PART II

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The Facing Sheet.

     The general form of Prospectus, consisting of 109 pages.

     Undertakings to file reports.

     Rule 484 Undertaking.

     Representation pursuant to Section 26(e)(2)(A).

     The signatures.

     Written consents of the following persons:


     1.   Stewart D. Gregg, Esquire -- (Filed as part of Exhibit 2.)

     2.   Craig A. Krogstad, FSA, MAAA -- (Filed as part of Exhibit 99.C6.)

     3.   Independent Auditors' Consent -- (Filed as part of Exhibit 99.C1.)


     The following exhibits:

     1. The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:

     A. (1) Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select*Life Variable Account. (Filed as an Exhibit in S-6EL24 on December 23, 1996, Accession Number 0000897899-96-000017, CIK 0000897899 and
               incorporated herein by reference.)

          (2)  Not applicable.

          (3) (a) General Distributor Agreement between Washington Square Securities, Inc. and ReliaStar Life. (Filed as part of Select*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (3) (b) Specimens of Selling Agreements. (Filed as part of Select*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (4)  Not applicable.

          (5)  (a)  Form of Policy

          (5)  (b)  Four Year Term Rider.

          (5)  (c)  Full Death Benefit Rider.

          (5)  (d)  Survivorship Term Rider.

          (5)  (e)  Additional Insured Rider.

          (5) (f) Policy Split Option Rider. (Filed as part of Select*Life Variable Account S-6 on August 8, 1997, File No. 333-18517, and incorporated herein by reference.)


          (5)  (g)  Form of personalized illustration.


          (6) (a) Amended Articles of Incorporation of ReliaStar Life. (Filed as part of Select*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and
                    incorporated herein by reference.)

          (6) (b) Amended By-Laws of ReliaStar Life. (Filed as part of Select*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (7)   Not applicable.

          (8) (a) Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Filed as part of Select*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (8) (b) Form of Amendment No. 10 to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Filed in S6-A on April 5, 1999, File No. 333-69431 and incorporated herein by reference.)


          (8) (c) Form of Amendments No. 11 and 12 to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000949,
                    File No. 333-47094 and incorporated herein by reference.)


          (8) (d) Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Filed as part of Select*Life Variable Account S-6EL24 on 12-23-96, Accession Number 0000897899-96-000017, CIK 0000897899 and incorporated herein by reference.)

          (8) (e) Form of Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Filed in S6-A on April 5, 1999, File No. 333-69431 and incorporated herein by reference).


          (8) (f) Form of Amendments No. 10 and 11 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000949,
                    File No. 333-47094 and incorporated herein by reference.)


          (8) (g) Form of Service Agreement and Contract between ReliaStar Life Insurance Company, WSSI, and Fidelity Investments Institutional Operations Company and Distributors Corporation dated January 1, 1997. (Filed in S-6EL24/A on March 31, 1997, File No. 333-18517, and incorporated herein by reference.)

          (8) (h) Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Filed in S-6EL24 on December 23, 1996, File No. 333-18517, and incorporated herein by reference.)


          (8) (i) Form of Amendments No. 3 and 4 to Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corporation. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000949, File No. 333-47094
                    and incorporated herein by reference.)


          (8) (j) Form of Service Agreement by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

          (8) (k) Form of Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

          (8) (l) Form of Service Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

          (8) (m) Form of Service Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

          (8) (n) Form of Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management, Inc. (Filed in 485BPOS on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

          (8) (o) Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust,

                    Advisers Managers Trust and Neuberger Berman Management, Inc. (Filed in S6/A on April 5, 1999, File No. 333-69431 and incorporated herein by reference.)

          (8) (p) Form of Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

          (8) (q) Form of Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc., (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

                    Exhibit to Participation Agreement (Filed in 485BPOS on March 31, 2000, File No. 33-57244 and incorporated herein by reference.)


          (8) (r) Form of Amendment dated September 29, 2000, to the Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000949, File No. 333-47094 and incorporated herein by reference.)


          (8) (s) Form of Amendment to Participation Agreement Form of Participation Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors. (Filed in Form S-6 on August 4, 1997, File No. 2-95392 and incorporated herein by reference.)

          (8) (t) Form of Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and Washington Square Securities, Inc. ("WSSI") (Filed in Form 485 BPOS on March 31, 2000, File No. 33-57244 and incorporated herein by reference.)


          (8) (u) Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000949, File No. 333-47094 and
                    incorporated herein by reference.)


          (8) (v) Form of Administrative Services Agreement by and among ReliaStar Life Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York, and A I M Advisors, Inc. (Filed in Form 485BPOS on March 31, 2000, File No. 33-57244 and incorporated herein and by reference.)

          (9)  Not applicable.


          (10) (a) Policy Application Form. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000949, File No.
                    333-47094 and incorporated herein by reference.)

               (b) Supplement to Policy Application Form. (Filed in Form S-6 on September 29, 2000, Accession Number 0000897101-00-000947,
                    File No. 333-47094 and incorporated herein by reference.)

     2. Opinion and consent of Stewart D. Gregg, Esquire, as to the legality of the Securities being registered.


     3.   Not applicable.

     4.   Not applicable.


          EX-99.C1. Independent Auditors' Consent.


          EX-99.C2. Not applicable.

          EX-99.C3. Not applicable.

          EX-99.C4. See EX-99.2.

          EX-99.C5. Not applicable.


          EX-99.C6. Actuarial Opinion and Consent.


          EX-24. Powers of Attorney. (Filed as an Exhibit to Form N-4 on February 17, 2000, File No. 333-30614 and incorporated herein and by reference)

                    Powers of Attorney.

                    Richard R. Crowl
                    Michael J. Dubes
                    Wayne R. Huneke
                    Dewette Ingham, Jr.
                    Mark S. Jordahl
                    Kenneth U. Kuk
                    Susan W. A. Mead
                    James R. Miller
                    Robert C. Salipante
                    John G. Turner